Registration No.  333-110438
                                           1940 Act No. 811-05903

               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                   Amendment No. 2 to Form S-6

 FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933 OF SECURITIES
       OF UNIT INVESTMENT TRUSTS REGISTERED ON FORM N-8B-2

A.   Exact name of trust:

                             FT 788

B.   Name of depositor:

                     FIRST TRUST PORTFOLIOS L.P.

C.   Complete address of depositor's principal executive offices:

                      1001 Warrenville Road
                     Lisle, Illinois  60532

D.        Name and complete address of agents for service:

                                           Copy to:
     JAMES A. BOWEN                        ERIC F. FESS
     c/o First Trust Portfolios L.P.       c/o Chapman and Cutler LLP
     1001 Warrenville Road                 111 West Monroe Street
     Lisle, Illinois  60532                Chicago, Illinois 60603

E.   Title of Securities Being Registered:

     An indefinite number of Units pursuant to Rule 24f-2 promulgated under the Investment Company Act of 1940, as amended


F.   Approximate date of proposed sale to public:

     As soon as practicable after the effective date of the Registration Statement.

|XXX|Check box if it is proposed that this filing will become effective on December 31, 2003 at 2:00 p.m. pursuant to Rule 487.

                ________________________________


              The Dow(sm) Dividend And Repurchase Target 10
                   Portfolio, 1st Quarter 2004 Series
           The Dow(sm) Target 5 Portfolio, 1st Quarter 2004 Series
           Global Target 15 Portfolio, 1st Quarter 2004 Series
       The Nasdaq (R) Target 15 Portfolio, 1st Quarter 2004 Series
          The S&P Target 24 Portfolio, 1st Quarter 2004 Series
           Target Small-Cap Portfolio, 1st Quarter 2004 Series
              Target VIP Portfolio, 1st Quarter 2004 Series
     Target VIP Aggressive Equity Portfolio, 1st Quarter 2004 Series Target VIP Conservative Equity Portfolio, 1st Quarter 2004 Series
       Value Line(R) Target 25 Portfolio, 1st Quarter 2004 Series

                                 FT 788

FT 788 is a series of a unit investment trust, the FT Series. FT 788 consists of 10 separate portfolios listed above (each, a "Trust," and collectively, the "Trusts"). Each Trust invests in a portfolio of common stocks ("Securities") selected by applying a specialized strategy. The objective of each Trust is to provide the potential for an above-average total return.

THE SECURITIES AND EXCHANGE COMMISSION HAS NOT APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                            FIRST TRUST (R)

                             1-800-621-9533


           The date of this prospectus is December 31, 2003

                                Table of Contents

Summary of Essential Information                         3
Fee Table                                                7
Report of Independent Auditors                          10
Statements of Net Assets                                11
Schedules of Investments                                15
The FT Series                                           30
Portfolios                                              30
Risk Factors                                            35
Hypothetical Performance Information                    38
Public Offering                                         41
Distribution of Units                                   43
The Sponsor's Profits                                   44
The Secondary Market                                    44
How We Purchase Units                                   44
Expenses and Charges                                    44
Tax Status                                              45
Retirement Plans                                        48
Rights of Unit Holders                                  48
Income and Capital Distributions                        48
Redeeming Your Units                                    49
Investing in a New Trust                                50
Removing Securities from a Trust                        51
Amending or Terminating the Indenture                   51
Information on the Sponsor, Trustee and Evaluator       52
Other Information                                       53

                        Summary of Essential Information

                                 FT 788


                    At the Opening of Business on the
                Initial Date of Deposit-December 31, 2003


                   Sponsor:   First Trust Portfolios L.P.
                   Trustee:   JPMorgan Chase Bank
                 Evaluator:   First Trust Advisors L.P.

                                                                          The Dow(sm)       The Dow(sm)       Global
                                                                          DART 10           Target 5          Target 15
                                                                          Portfolio, 1st    Portfolio, 1st    Portfolio, 1st
                                                                          Quarter 2004      Quarter 2004      Quarter 2004
                                                                          Series            Series            Series
                                                                          ____________      ____________      ____________
Initial Number of Units (1)                                                    15,002            15,002            15,075
Fractional Undivided Interest in the Trust per Unit (1)                      1/15,002          1/15,002          1/15,075
Public Offering Price:
   Aggregate Offering Price Evaluation of Securities per Unit (2)          $    9.900        $    9.900        $    9.900
   Maximum Sales Charge of 2.95% of the Public Offering Price per Unit
       (2.980% of the net amount invested, exclusive of the deferred sales
        charge and creation and development fee) (3)                       $     .295        $     .295        $     .295
   Less Deferred Sales Charge per Unit                                     $    (.145)       $    (.145)       $    (.145)
   Less Creation and Development Fee per Unit                              $    (.050)       $    (.050)       $    (.050)
Public Offering Price per Unit (4)                                         $   10.000        $   10.000        $   10.000
Sponsor's Initial Repurchase Price per Unit (5)                            $    9.755        $    9.755        $    9.755
Redemption Price per Unit (based on aggregate underlying
     value of Securities less the deferred sales charge) (5)               $    9.755        $    9.755        $    9.755
Estimated Net Annual Distribution per Unit (6)                             $    .2911        $    .3366        $    .4137
Cash CUSIP Number                                                          30267Q 610        30267Q 651        30267Q 693
Reinvestment CUSIP Number                                                  30267Q 628        30267Q 669        30267Q 701
Fee Accounts Cash CUSIP Number                                             30267Q 636        30267Q 677        30267Q 719
Fee Accounts Reinvestment CUSIP Number                                     30267Q 644        30267Q 685        30267Q 727
Security Code                                                                   63779             63783             63787
Ticker Symbol                                                                  FTTDWX            FTFIJX            FTGLJX

First Settlement Date                                 January 6, 2004
Rollover Notification Date                            March 1, 2005
Special Redemption and Liquidation Period             March 15, 2005 to March 31, 2005
Mandatory Termination Date (7)                        March 31, 2005
Income Distribution Record Date                       Fifteenth day of June and December, commencing June 15, 2004.
Income Distribution Date (6)                          Last day of June and December, commencing June 30, 2004.

____________

See "Notes to Summary of Essential Information" on page 6.

                        Summary of Essential Information

                                 FT 788


                    At the Opening of Business on the
                Initial Date of Deposit-December 31, 2003


                   Sponsor:   First Trust Portfolios L.P.
                   Trustee:   JPMorgan Chase Bank
                 Evaluator:   First Trust Advisors L.P.

                                                                        The Nasdaq (R)    The S&P
                                                                        Target 15         Target 24         Target Small-Cap
                                                                        Portfolio, 1st    Portfolio, 1st    Portfolio, 1st
                                                                        Quarter 2004      Quarter 2004      Quarter 2004
                                                                        Series            Series            Series
                                                                        ____________      ____________      ____________
Initial Number of Units (1)                                                  15,005            15,002            14,997
Fractional Undivided Interest in the Trust per Unit (1)                    1/15,005          1/15,002          1/14,997
Public Offering Price:
   Aggregate Offering Price Evaluation of Securities per Unit (2)        $    9.900        $    9.900        $    9.900
   Maximum Sales Charge of 2.95% of the Public Offering Price per Unit
      (2.980% of the net amount invested, exclusive of the deferred sales
      charge and creation and development fee) (3)                       $     .295        $     .295        $     .295
   Less Deferred Sales Charge per Unit                                   $    (.145)       $    (.145)       $    (.145)
   Less Creation and Development Fee per Unit                            $    (.050)       $    (.050)       $    (.050)
Public Offering Price per Unit (4)                                       $   10.000        $   10.000        $   10.000
Sponsor's Initial Repurchase Price per Unit (5)                          $    9.755        $    9.755        $    9.755
Redemption Price per Unit
   (based on aggregate underlying value of Securities
     less the deferred sales charge) (5)                                 $    9.755        $    9.755        $    9.755
Estimated Net Annual Distribution per Unit (6)                           $     N.A.        $     N.A.        $     N.A.
Cash CUSIP Number                                                        30267Q 735        30267Q 776        30267Q 818
Reinvestment CUSIP Number                                                30267Q 743        30267Q 784        30267Q 826
Fee Accounts Cash CUSIP Number                                           30267Q 750        30267Q 792        30267Q 834
Fee Accounts Reinvestment CUSIP Number                                   30267Q 768        30267Q 800        30267Q 842
Security Code                                                                 63791             63795             63799
Ticker Symbol                                                                FTNQJX            FTSPJX            FTTSJX

First Settlement Date                                 January 6, 2004
Rollover Notification Date                            March 1, 2005
Special Redemption and Liquidation Period             March 15, 2005 to March 31, 2005
Mandatory Termination Date (7)                        March 31, 2005
Income Distribution Record Date                       Fifteenth day of June and December, commencing June 15, 2004.
Income Distribution Date (6)                          Last day of June and December, commencing June 30, 2004.

____________

See "Notes to Summary of Essential Information" on page 6.

                        Summary of Essential Information

                                 FT 788


                    At the Opening of Business on the
                Initial Date of Deposit-December 31, 2003


                   Sponsor:   First Trust Portfolios L.P.
                   Trustee:   JPMorgan Chase Bank
                 Evaluator:   First Trust Advisors L.P.

                                                                                          Target VIP        Target VIP
                                                                         Target VIP       Aggressive Equity Conservative Equity
                                                                         Portfolio, 1st   Portfolio, 1st    Portfolio, 1st
                                                                         Quarter 2004     Quarter 2004      Quarter 2004
                                                                         Series           Series            Series
                                                                         ____________     ____________      ___________
Initial Number of Units (1)                                                  40,003            39,988            40,014
Fractional Undivided Interest in the Trust per Unit (1)                    1/40,003          1/39,988          1/40,014
Public Offering Price:
   Aggregate Offering Price Evaluation of Securities per Unit (2)        $    9.900        $    9.900        $    9.900
   Maximum Sales Charge of 2.95% of the Public Offering Price per Unit
      (2.980% of the net amount invested, exclusive of the deferred sales
      charge and creation and development fee) (3)                       $     .295        $     .295        $     .295
   Less Deferred Sales Charge per Unit                                   $    (.145)       $    (.145)       $    (.145)
   Less Creation and Development Fee per Unit                            $    (.050)       $    (.050)       $    (.050)
Public Offering Price per Unit (4)                                       $   10.000        $   10.000        $   10.000
Sponsor's Initial Repurchase Price per Unit (5)                          $    9.755        $    9.755        $    9.755
Redemption Price per Unit
   (based on aggregate underlying value of Securities
     less the deferred sales charge) (5)                                 $    9.755        $    9.755        $    9.755
Estimated Net Annual Distribution per Unit (6)                           $     N.A.        $     N.A.        $     N.A.
Cash CUSIP Number                                                        30267Q 859        30267R 105        30267R 147
Reinvestment CUSIP Number                                                30267Q 867        30267R 113        30267R 154
Fee Accounts Cash CUSIP Number                                           30267Q 875        30267R 121        30267R 162
Fee Accounts Reinvestment CUSIP Number                                   30267Q 883        30267R 139        30267R 170
Security Code                                                                 63759             63763             63767
Ticker Symbol                                                                FVIPJX            FTVAJX            FTVCJX

First Settlement Date                                 January 6, 2004
Rollover Notification Date                            March 1, 2005
Special Redemption and Liquidation Period             March 15, 2005 to March 31, 2005
Mandatory Termination Date (7)                        March 31, 2005
Income Distribution Record Date                       Fifteenth day of June and December, commencing June 15, 2004.
Income Distribution Date (6)                          Last day of June and December, commencing June 30, 2004.

____________

See "Notes to Summary of Essential Information" on page 6.

                        Summary of Essential Information

                                 FT 788


 At the Opening of Business on the Initial Date of Deposit-December 31, 2003


                   Sponsor:   First Trust Portfolios L.P.
                   Trustee:   JPMorgan Chase Bank
                 Evaluator:   First Trust Advisors L.P.

                                                                                                           Value Line (R)
                                                                                                           Target 25
                                                                                                           Portfolio, 1st
                                                                                                           Quarter 2004
                                                                                                           Series
                                                                                                           ____________
Initial Number of Units (1)                                                                                     15,000
Fractional Undivided Interest in the Trust per Unit (1)                                                       1/15,000
Public Offering Price:
   Aggregate Offering Price Evaluation of Securities per Unit (2)                                           $    9.900
   Maximum Sales Charge of 2.95% of the Public Offering Price per Unit (2.980% of the net
      amount invested, exclusive of the deferred sales charge and creation and development fee) (3)         $     .295

   Less Deferred Sales Charge per Unit                                                                      $    (.145)
   Less Creation and Development Fee per Unit                                                               $    (.050)
Public Offering Price per Unit (4)                                                                          $   10.000
Sponsor's Initial Repurchase Price per Unit (5)                                                             $    9.755
Redemption Price per Unit
   (based on aggregate underlying value of Securities less the deferred sales charge) (5)                   $    9.755
Estimated Net Annual Distribution per Unit (6)                                                              $     N.A.
Cash CUSIP Number                                                                                           30267R 188
Reinvestment CUSIP Number                                                                                   30267R 196
Fee Accounts Cash CUSIP Number                                                                              30267R 204
Fee Accounts Reinvestment CUSIP Number                                                                      30267R 212
Security Code                                                                                                    63771
Ticker Symbol                                                                                                   FTVLJX

First Settlement Date                                 January 6, 2004
Rollover Notification Date                            March 1, 2005
Special Redemption and Liquidation Period             March 15, 2005 to March 31, 2005
Mandatory Termination Date (7)                        March 31, 2005
Income Distribution Record Date                       Fifteenth day of June and December, commencing June 15, 2004.
Income Distribution Date (6)                          Last day of June and December, commencing June 30, 2004.

____________

                NOTES TO SUMMARY OF ESSENTIAL INFORMATION

(1) As of the close of business on January 2, 2004, we may adjust the number of Units of a Trust so that the Public Offering Price per Unit will equal approximately $10.00. If we make such an adjustment, the fractional undivided interest per Unit will vary from the amounts indicated above.

(2) Each listed Security is valued at its last closing sale price on the relevant stock exchange on the business day prior to the Initial Date of Deposit. If a Security is not listed, or if no closing sale price exists, it is valued at its closing ask price on such date. The value of foreign Securities trading in non-U.S. currencies is determined by converting the value of such Securities to their U.S. dollar equivalent based on the offering side of the currency exchange rate for the currency in which a Security is generally denominated at the Evaluation Time on the business day prior to the Initial Date of Deposit. Evaluations for purposes of determining the purchase, sale or redemption price of Units are made as of the close of trading on the New York Stock Exchange ("NYSE") (generally 4:00 p.m. Eastern time) on each day on which it is open (the "Evaluation Time").

(3) The maximum sales charge consists of an initial sales charge, a deferred sales charge and the creation and development fee. See "Fee Table" and "Public Offering."

(4) The Public Offering Price shown above reflects the value of the Securities on the business day prior to the Initial Date of Deposit. No investor will purchase Units at this price. The price you pay for your Units will be based on their valuation at the Evaluation Time on the date you purchase your Units. On the Initial Date of Deposit, the Public Offering Price per Unit will not include any accumulated dividends on the Securities. After this date, a pro rata share of any accumulated dividends on the Securities will be included.

(5) During the initial offering period the Sponsor's Initial Repurchase Price per Unit and Redemption Price per Unit will include the creation and development fee and estimated organization costs per Unit set forth under "Fee Table." After the initial offering period, the Sponsor's Initial Repurchase Price per Unit and Redemption Price per Unit will not include such creation and development fee and estimated organization costs. See "Redeeming Your Units."

(6) The actual net annual distribution per Unit you receive will vary from that set forth above with changes in a Trust's fees and expenses, dividends received, currency exchange rates, and foreign withholding and with the sale of Securities. See "Fee Table" and "Expenses and Charges." Dividend yield was not a selection criterion for The Nasdaq (R) Target 15 Portfolio, The S&P Target 24 Portfolio, the Target Small-Cap Portfolio, the Target VIP Portfolio, the Target VIP Aggressive Equity Portfolio, the Target VIP Conservative Equity Portfolio or the Value Line (R) Target 25 Portfolio. At the rollover date for Rollover Unit holders or upon termination of a Trust for Remaining Unit holders, amounts in the Income Account (which consist of dividends on the Securities) will be included in amounts distributed to Unit holders. The Trustee will distribute money from the Capital Account monthly on the last day of each month to Unit holders of record on the fifteenth day of such month if the amount available for distribution equals at least $1.00 per 100 Units. In any case, the Trustee will distribute any funds in the Capital Account as part of the final liquidation distribution.

(7) See "Amending or Terminating the Indenture."

                                    Fee Table

This Fee Table describes the fees and expenses that you may, directly or indirectly, pay if you buy and hold Units of a Trust. See "Public
Offering" and "Expenses and Charges." Although the Trusts have a term of approximately 15 months and are unit investment trusts rather than mutual funds, this information allows you to compare fees.


                                                       The Dow(sm)                 The Dow(sm)                    Global
                                                     DART 10 Portfolio          Target 5 Portfolio          Target 15 Portfolio
                                                   1st Quarter 2004 Series     1st Quarter 2004 Series     1st Quarter 2004 Series
                                                   -----------------------     -----------------------     -----------------------
                                                               Amount                      Amount                      Amount
                                                               per Unit                    per Unit                    per Unit
                                                               --------                    --------                    --------
Unit Holder Sales Fees
(as a percentage of public offering price)

Maximum Sales Charge
Initial sales charge                               1.00%(a)     $.100          1.00%(a)     $.100          1.00%(a)     $.100
Deferred sales charge                              1.45%(b)     $.145          1.45%(b)     $.145          1.45%(b)     $.145
Creation and development fee                       0.50%(c)     $.050          0.50%(c)     $.050          0.50%(c)     $.050
                                                   -----        ------         -----        ------         -----        ------
Maximum Sales Charge
(including creation and development fee)           2.95%        $.295          2.95%        $.295          2.95%        $.295
                                                   =====        ======         =====        ======         =====        ======

Organization Costs
(as a percentage of public offering price)
Estimated organization costs                       .290%(d)     $.0290         .290%(d)     $.0290         .290%(d)     $.0290
                                                   =====        ======         =====        ======         =====        ======

Estimated Annual Trust Operating Expenses(e)
(as a percentage of average net assets)
Portfolio supervision, bookkeeping,
   administrative and evaluation fees              .060%        $.0060         .060%        $.0060         .060%        $.0060
Trustee's fee and other operating expenses         .127%(f)     $.0127         .127%(f)     $.0127         .196%(f)     $.0196
                                                   -----        ------         -----        ------         -----        ------
Total                                              .187%        $.0187         .187%        $.0187         .256%        $.0256
                                                   =====        ======         =====        ======         =====        ======


                                                   The Nasdaq(R) Target 15       The S&P Target 24           Target Small-Cap
                                                         Portfolio                   Portfolio                   Portfolio
                                                   1st Quarter 2004 Series     1st Quarter 2004 Series     1st Quarter 2004 Series
                                                   -----------------------     -----------------------     -----------------------
                                                               Amount                      Amount                      Amount
                                                               per Unit                    per Unit                    per Unit
                                                               --------                    --------                    --------
UNIT HOLDER SALES FEES
(AS A PERCENTAGE OF PUBLIC OFFERING PRICE)

MAXIMUM SALES CHARGE
Initial sales charge                               1.00%(a)     $.100          1.00%(a)     $.100          1.00%(a)     $.100
Deferred sales charge                              1.45%(b)     $.145          1.45%(b)     $.145          1.45%(b)     $.145
Creation and development fee                       0.50%(c)     $.050          0.50%(c)     $.050          0.50%(c)     $.050
                                                   -----        ------         -----        ------         -----        ------
Maximum Sales Charge
(including creation and development fee)           2.95%        $.295          2.95%        $.295          2.95%        $.295
                                                   =====        ======         =====        ======         =====        ======

ORGANIZATION COSTS
(AS A PERCENTAGE OF PUBLIC OFFERING PRICE)
Estimated organization costs                       .290%(d)     $.0290         .290%(d)     $.0290         .290%(d)     $.0290
                                                   =====        ======         =====        ======         =====        ======

ESTIMATED ANNUAL TRUST OPERATING EXPENSES(E)
(AS A PERCENTAGE OF AVERAGE NET ASSETS)
Portfolio supervision, bookkeeping,
   administrative and evaluation fees              .060%        $.0060         .060%        $.0060         .060%        $.0060
Trustee's fee and other operating expenses         .147%(f)     $.0147         .157%(f)     $.0157         .107%(f)     $.0107
                                                   -----        ------         -----        ------         -----        ------
Total                                              .207%        $.0207         .217%        $.0217         .167%        $.0167
                                                   =====        ======         =====        ======         =====        ======

                                                                                    Target VIP                  Target VIP
                                                          Target                 Aggressive Equity          Conservative Equity
                                                       VIP Portfolio                Portfolio                   Portfolio
                                                   1st Quarter 2004 Series     1st Quarter 2004 Series     1st Quarter 2004 Series
                                                   -----------------------     -----------------------     -----------------------
                                                               Amount                      Amount                      Amount
                                                               per Unit                    per Unit                    per Unit
                                                               --------                    --------                    --------
UNIT HOLDER SALES FEES
(AS A PERCENTAGE OF PUBLIC OFFERING PRICE)

MAXIMUM SALES CHARGE
Initial sales charge                               1.00%(a)     $.100          1.00%(a)     $.100          1.00%(a)     $.100
Deferred sales charge                              1.45%(b)     $.145          1.45%(b)     $.145          1.45%(b)     $.145
Creation and development fee                       0.50%(c)     $.050          0.50%(c)     $.050          0.50%(c)     $.050
                                                   -----        ------         -----        ------         -----        ------
Maximum Sales Charge
(including creation and development fee)           2.95%        $.295          2.95%        $.295          2.95%        $.295
                                                   =====        ======         =====        ======         =====        ======

ORGANIZATION COSTS
(AS A PERCENTAGE OF PUBLIC OFFERING PRICE)
Estimated organization costs                       .290%(d)     $.0290         .290%(d)     $.0290         .290%(d)     $.0290
                                                   =====        ======         =====        ======         =====        ======

ESTIMATED ANNUAL TRUST OPERATING EXPENSES(E)
(AS A PERCENTAGE OF AVERAGE NET ASSETS)
Portfolio supervision, bookkeeping,
   administrative and evaluation fees              .060%        $.0060         .060%        $.0060         .060%        $.0060
Trustee's fee and other operating expenses         .312%(f)     $.0312         .281%(f)     $.0281         .261%(f)     $.0261
                                                   -----        ------         -----        ------         -----        ------
Total                                              .372%        $.0372         .341%        $.0341         .321%        $.0321
                                                   =====        ======         =====        ======         =====        ======


                                                                                                               Value Line(R)
                                                                                                             Target 25 Portfolio
                                                                                                           1st Quarter 2004 Series
                                                                                                           -----------------------
                                                                                                                        Amount
                                                                                                                        per Unit
                                                                                                                        --------

UNIT HOLDER SALES FEES (AS A PERCENTAGE OF PUBLIC OFFERING PRICE)

MAXIMUM SALES CHARGE
Initial sales charge                                                                                       1.00%(a)     $.100
Deferred sales charge                                                                                      1.45%(b)     $.145
Creation and development fee                                                                               0.50%(c)     $.050
                                                                                                           -----        ------
Maximum Sales Charge (including creation and development fee)                                              2.95%        $.295
                                                                                                           =====        ======

ORGANIZATION COSTS (AS A PERCENTAGE OF PUBLIC OFFERING PRICE)
Estimated organization costs                                                                               .290%(d)     $.0290
                                                                                                           =====        ======

ESTIMATED ANNUAL TRUST OPERATING EXPENSES(E)
(AS A PERCENTAGE OF AVERAGE NET ASSETS)
Portfolio supervision, bookkeeping, administrative and evaluation fees                                     .060%        $.0060
Trustee's fee and other operating expenses                                                                 .207%(f)     $.0207
                                                                                                           -----        ------
Total                                                                                                      .267%        $.0267
                                                                                                           =====        ======

                                 Example

This example is intended to help you compare the cost of investing in a Trust with the cost of investing in other investment products. The example assumes that you invest $10,000 in a Trust for the periods shown and then sell your Units at the end of those periods. The example also assumes a 5% return on your investment each year and that a Trust's operating expenses stay the same. The example does not take into consideration transaction fees which may be charged by certain broker/dealers for processing redemption requests. Although your actual costs may vary, based on these assumptions your costs would be:

                                                                            1 Year     3 Years    5 Years    10 Years
                                                                            ______     _______    _______    ________
The Dow(sm) DART 10 Portfolio, 1st Quarter 2004 Series                      $343       $842       $1,367     $2,804
The Dow(sm) Target 5 Portfolio, 1st Quarter 2004 Series                      343        842        1,367      2,804
Global Target 15 Portfolio, 1st Quarter 2004 Series                          350        863        1,402      2,872
The Nasdaq (R) Target 15 Portfolio, 1st Quarter 2004 Series                  345        848        1,377      2,824
The S&P Target 24 Portfolio, 1st Quarter 2004 Series                         346        851        1,382      2,834
Target Small-Cap Portfolio, 1st Quarter 2004 Series                          341        836        1,358      2,784
Target VIP Portfolio, 1st Quarter 2004 Series                                361        897        1,459      2,985
Target VIP Aggressive Equity Portfolio, 1st Quarter 2004 Series              358        888        1,444      2,955
Target VIP Conservative Equity Portfolio, 1st Quarter 2004 Series            356        882        1,434      2,936
Value Line(R) Target 25 Portfolio, 1st Quarter 2004 Series                   351        866        1,407      2,883

The example assumes that the principal amount and distributions are rolled annually into a New Trust, and you are subject to a reduced transactional sales charge.

_____________

(a) The combination of the initial and deferred sales charge comprises what we refer to as the "transactional sales charge." The initial sales charge is actually equal to the difference between the maximum sales charge of 2.95% and the sum of any remaining deferred sales charge and creation and development fee.

(b) The deferred sales charge is a fixed dollar amount equal to $.145 per Unit which, as a percentage of the Public Offering Price, will vary over time. The deferred sales charge will be deducted in three monthly installments commencing April 20, 2004.

(c) The creation and development fee compensates the Sponsor for creating and developing the Trusts. The creation and development fee is a charge of $.050 per Unit collected at the end of the initial offering period which is expected to be approximately 90 days from the Initial Date of Deposit. If the price you pay for your Units exceeds $10 per Unit, the creation and development fee will be less than 0.50%; if the price you pay for your Units is less than $10 per Unit, the creation and development fee will exceed 0.50%.

(d) Estimated organization costs will be deducted from the assets of each Trust at the end of the initial offering period.

(e) Each of the fees listed herein is assessed on a fixed dollar amount per Unit basis which, as a percentage of average net assets, will vary over time.

(f) Other operating expenses for certain Trusts include estimated per Unit costs associated with a license fee as described in "Expenses and Charges," but do not include brokerage costs and other portfolio transaction fees for any of the Trusts. In certain circumstances the Trusts may incur additional expenses not set forth above. See "Expenses and Charges."

                         Report of Independent Auditors

The Sponsor, First Trust Portfolios L.P., and Unit Holders
FT 788


We have audited the accompanying statements of net assets, including the schedules of investments, of FT 788, comprising The Dow(sm) Dividend And Repurchase Target 10 Portfolio, 1st Quarter 2004 Series; The Dow(sm)
Target 5 Portfolio, 1st Quarter 2004 Series; Global Target 15 Portfolio,
1st Quarter 2004 Series; The Nasdaq (R) Target 15 Portfolio, 1st Quarter 2004 Series; The S&P Target 24 Portfolio, 1st Quarter 2004 Series; Target Small-Cap Portfolio, 1st Quarter 2004 Series; Target VIP Portfolio, 1st Quarter
2004 Series; Target VIP Aggressive Equity Portfolio, 1st Quarter 2004
Series; Target VIP Conservative Equity Portfolio, 1st Quarter 2004
Series and Value Line(R) Target 25 Portfolio, 1st Quarter 2004 Series (collectively, the "Trusts"), as of the opening of business on December
31, 2003 (Initial Date of Deposit). These statements of net assets are the responsibility of the Trusts' Sponsor. Our responsibility is to express an opinion on these statements of net assets based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statements of net assets are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statements of net assets. Our procedures included confirmation of the irrevocable letter of credit held by JPMorgan Chase Bank, the Trustee, and allocated among the Trusts for the purchase of Securities, as shown in the statements of net assets, as of the opening of business on December 31, 2003, by correspondence with the Trustee. An audit also includes assessing the accounting principles used and significant estimates made by the Trusts' Sponsor, as well as evaluating the overall presentation of the statements of net assets. We believe that our audits of the statements of net assets provide a reasonable basis for our opinion.

In our opinion, the statements of net assets referred to above present fairly, in all material respects, the financial position of FT 788, comprising The Dow(sm) Dividend And Repurchase Target 10 Portfolio, 1st Quarter 2004 Series; The Dow(sm) Target 5 Portfolio, 1st Quarter 2004 Series; Global Target 15 Portfolio, 1st Quarter 2004 Series; The Nasdaq (R) Target 15 Portfolio, 1st Quarter 2004 Series; The S&P Target 24 Portfolio, 1st
Quarter 2004 Series; Target Small-Cap Portfolio, 1st Quarter 2004
Series; Target VIP Portfolio, 1st Quarter 2004 Series; Target VIP
Aggressive Equity Portfolio, 1st Quarter 2004 Series; Target VIP
Conservative Equity Portfolio, 1st Quarter 2004 Series and Value Line(R) Target 25 Portfolio, 1st Quarter 2004 Series at the opening of business on December 31, 2003 (Initial Date of Deposit) in conformity with accounting principles generally accepted in the United States of America.


DELOITTE & TOUCHE LLP


Chicago, Illinois
December 31, 2003

                            Statements of Net Assets

                                 FT 788


                    At the Opening of Business on the
                Initial Date of Deposit-December 31, 2003



                                                                   The Dow(sm)        The Dow            Global Target 15
                                                                   DART 10 Portfolio  Target 5           Portfolio
                                                                   1st Quarter        1st Quarter        1st Quarter
                                                                   2004 Series        2004 Series        2004 Series
                                                                   _____________      _____________      _____________
NET ASSETS
Investment in Securities represented by purchase contracts (1) (2) $148,524           $148,518           $149,242
Less liability for reimbursement to Sponsor for organization           (435)              (435)              (437)
costs (3)
Less liability for deferred sales charge (4)                         (2,175)            (2,175)            (2,186)
Less liability for creation and development fee (5)                    (750)              (750)              (754)
                                                                    ________          ________           ________
Net assets                                                          $145,164          $145,158           $145,865
                                                                    ========          ========           ========
Units outstanding                                                     15,002            15,002             15,075
Net asset value per Unit (6)                                        $  9.676          $  9.676           $  9.676

ANALYSIS OF NET ASSETS
Cost to investors (7)                                               $150,024          $150,018           $150,749
Less maximum transactional sales charge (7)                           (4,425)           (4,425)            (4,447)
Less estimated reimbursement to Sponsor for organization costs (3)      (435)             (435)              (437)
                                                                    ________          ________           ________
Net assets                                                          $145,164          $145,158           $145,865
                                                                    ========          ========           ========
__________

See "Notes to Statements of Net Assets" on page 14.

                            Statements of Net Assets

                                 FT 788


                    At the Opening of Business on the
                Initial Date of Deposit-December 31, 2003



                                                                    The Nasdaq (R)
                                                                    Target 15           The S&P Target 24   Target Small-Cap
                                                                    Portfolio           Portfolio           Portfolio
                                                                    1st Quarter         1st Quarter         1st Quarter
                                                                    2004 Series         2004 Series         2004 Series
                                                                    _____________       _____________       _____________
NET ASSETS
Investment in Securities represented by purchase contracts (1) (2)  $148,551            $148,522            $148,469
Less liability for reimbursement to Sponsor
   for organization costs (3)                                           (435)               (435)               (435)
Less liability for deferred sales charge (4)                          (2,176)             (2,175)             (2,175)
Less liability for creation and development fee (5)                     (750)               (750)               (750)
                                                                    ________            ________            ________
Net assets                                                          $145,190            $145,162            $145,109
                                                                    ========            ========            ========
Units outstanding                                                     15,005              15,002              14,997
Net asset value per Unit (6)                                        $  9.676            $  9.676            $  9.676

ANALYSIS OF NET ASSETS
Cost to investors (7)                                               $150,051            $150,022            $149,968
Less maximum transactional sales charge (7)                           (4,426)             (4,425)             (4,424)
Less estimated reimbursement to Sponsor
   for organization costs (3)                                           (435)               (435)               (435)
                                                                    ________            ________            ________
Net assets                                                          $145,190            $145,162            $145,109
                                                                    ========            ========            ========
__________

See "Notes to Statements of Net Assets" on page 14.

                           Statements of Net Assets

                                 FT 788


                    At the Opening of Business on the
                Initial Date of Deposit-December 31, 2003


                                                                    Target VIP          Target VIP          Target VIP
                                                                    Portfolio           Aggressive Equity   Conservative Equity
                                                                    1st Quarter         Portfolio, 1st      Portfolio, 1st
                                                                    2004 Series         Quarter 2004 Series Quarter 2004 Series
                                                                    _____________       _____________       _____________
NET ASSETS
Investment in Securities represented by purchase contracts (1) (2)  $396,028            $395,883            $396,141
Less liability for reimbursement to Sponsor
   for organization costs (3)                                         (1,160)             (1,160)             (1,160)
Less liability for deferred sales charge (4)                          (5,800)             (5,798)             (5,802)
Less liability for creation and development fee (5)                   (2,000)             (1,999)             (2,001)
                                                                    ________            ________            ________
Net assets                                                          $387,068            $386,926            $387,178
                                                                    ========            ========            ========
Units outstanding                                                     40,003              39,988              40,014
Net asset value per Unit (6)                                        $  9.676            $  9.676            $  9.676

ANALYSIS OF NET ASSETS
Cost to investors (7)                                               $400,029            $399,882            $400,142
Less maximum transactional sales charge (7)                          (11,801)            (11,796)            (11,804)
Less estimated reimbursement to Sponsor
   for organization costs (3)                                         (1,160)             (1,160)             (1,160)
                                                                    ________            ________            ________
Net assets                                                          $387,068            $386,926            $387,178
                                                                    ========            ========            ========

__________

See "Notes to Statements of Net Assets" on page 14.

                            Statements of Net Assets

                                 FT 788


 At the Opening of Business on the Initial Date of Deposit-December 31, 2003


                                                                                                         Value Line (R)
                                                                                                         Target 25
                                                                                                         Portfolio, 1st
                                                                                                         Quarter 2004 Series
                                                                                                         ___________________
NET ASSETS
Investment in Securities represented by purchase contracts (1) (2)                                       $148,501
Less liability for reimbursement to Sponsor for organization costs (3)                                       (435)
Less liability for deferred sales charge (4)                                                               (2,175)
Less liability for creation and development fee (5)                                                          (750)
                                                                                                         ________
Net assets                                                                                               $145,141
                                                                                                         ========
Units outstanding                                                                                          15,000
Net asset value per Unit (6)                                                                             $  9.676

ANALYSIS OF NET ASSETS
Cost to investors (7)                                                                                    $150,001
Less maximum transactional sales charge (7)                                                                (4,425)
Less estimated reimbursement to Sponsor for organization costs (3)                                           (435)
                                                                                                         ________
Net assets                                                                                               $145,141
                                                                                                         ========

__________

                    NOTES TO STATEMENTS OF NET ASSETS

(1) Aggregate cost of the Securities listed, under "Schedule of Investments" for each Trust is based on their aggregate underlying value.

(2) An irrevocable letter of credit for $2,900,000 issued by JPMorgan Chase Bank ($1,400,000 of which will be allocated among each of The Dow(sm) DART 10 Portfolio, 1st Quarter 2004 Series; The Dow(sm) Target 5 Portfolio, 1st Quarter 2004 Series; Global Target 15 Portfolio, 1st Quarter 2004 Series; The Nasdaq (R) Target 15 Portfolio, 1st Quarter 2004 Series; The S&P Target 24 Portfolio, 1stQuarter 2004 Series; Target Small-Cap Portfolio, 1st Quarter 2004 Series; and the Value Line(R) Target 25 Portfolio, 1st Quarter 2004 Series; and $1,500,000 of which will be allocated among each of the Target VIP Portfolio, 1st Quarter 2004 Series; the Target VIP Aggressive Equity Portfolio, 1st Quarter 2004 Series and the Target VIP Conservative Equity Portfolio, 1st Quarter 2004 Series) has been deposited with the Trustee as collateral, covering the monies necessary for the purchase of the Securities according to their purchase contracts.

(3) A portion of the Public Offering Price consists of an amount sufficient to reimburse the Sponsor for all or a portion of the costs of establishing the Trusts. These costs have been estimated at $.0290 per Unit per Trust. A payment will be made at the end of the initial offering period to an account maintained by the Trustee from which the obligation of the investors to the Sponsor will be satisfied. To the extent that actual organization costs of a Trust are greater than the estimated amount, only the estimated organization costs added to the Public Offering Price will be reimbursed to the Sponsor and deducted from the assets of such Trust.

(4) Represents the amount of mandatory deferred sales charge distributions from a Trust ($.145 per Unit), payable to the Sponsor in three approximately equal monthly installments beginning on April 20, 2004 and on the twentieth day of each month thereafter (or if such date is not a business day, on the preceding business day) through June 18, 2004. If Unit holders redeem Units before June 18, 2004 they will have to pay the remaining amount of the deferred sales charge applicable to such Units when they redeem them.

(5) The creation and development fee ($.050 per Unit for each Trust) is payable by a Trust on behalf of Unit holders out of assets of a Trust at the end of the initial offering period. If Units are redeemed prior to the close of the initial offering period, the fee will not be deducted from the proceeds.

(6) Net asset value per Unit is calculated by dividing a Trust's net assets by the number of Units outstanding. This figure includes organization costs and the creation and development fee, which will only be assessed to Units outstanding at the close of the initial offering period.

(7) The aggregate cost to investors in a Trust includes a maximum sales charge (comprised of an initial and a deferred sales charge and the creation and development fee) computed at the rate of 2.95% of the Public Offering Price (equivalent to 2.980% of the net amount invested, exclusive of the deferred sales charge and the creation and development fee), assuming no reduction of the maximum sales charge as set forth under "Public Offering."

                             Schedule of Investments

  The Dow(sm) Dividend And Repurchase Target 10 Portfolio, 1st Quarter
                               2004 Series
                                 FT 788


                    At the Opening of Business on the
                Initial Date of Deposit-December 31, 2003


                                                                           Percentage
Number                                                                     of Aggregate  Market      Cost of        Current
of         Ticker Symbol and                                               Offering      Value per   Securities to  Dividend
Shares     Name of Issuer of Securities (1) (6)                            Price         Share       the Trust (2)  Yield (3)
______     _______________________________________                         _________     ________    __________     ______
275        MO        Altria Group, Inc.                                      10%         $54.03      $ 14,858        5.03%
308        AXP       American Express Company                                10%          48.29        14,873        0.83%
741        T         AT&T Corp.                                              10%          20.03        14,842        4.74%
325        DD        E.I. du Pont de Nemours and Company                     10%          45.76        14,872        3.06%
586        EK        Eastman Kodak Company                                   10%          25.34        14,849        1.97%
277        GM        General Motors Corporation                              10%          53.55        14,834        3.73%
421        HD        The Home Depot, Inc.                                    10%          35.29        14,857        0.79%
405        JPM       J.P. Morgan Chase & Co.  (4)                            10%          36.67        14,852        3.71%
326        MRK       Merck & Co., Inc.                                       10%          45.50        14,833        3.25%
570        SBC       SBC Communications Inc.                                 10%          26.06        14,854        4.80%
                                                                           ______                    ________
                          Total Investments                                 100%                     $148,524
                                                                           ======                    ========

___________

See "Notes to Schedules of Investments" on page 29.

                             Schedule of Investments

         The Dow(sm) Target 5 Portfolio, 1st Quarter 2004 Series
                                 FT 788


                    At the Opening of Business on the
                Initial Date of Deposit-December 31, 2003


                                                                          Percentage
Number                                                                    of Aggregate   Market      Cost of        Current
of         Ticker Symbol and                                              Offering       Value per   Securities to  Dividend
Shares     Name of Issuer of Securities (1)(6)                            Price          Share       the Trust (2)  Yield (3)
______     ___________________________________                            _________      _______     _________      _________
1,483      T        AT&T Corp.                                              20%          $20.03      $ 29,705       4.74%
  730      XOM      Exxon Mobil Corporation                                 20%           40.68        29,696       2.46%
  967      GE       General Electric Company                                20%           30.72        29,706       2.60%
  810      JPM      J.P. Morgan Chase & Co. (4)                             20%           36.67        29,703       3.71%
1,140      SBC      SBC Communications Inc.                                 20%           26.06        29,708       4.80%
                                                                          _______                    ________
                         Total Investments                                 100%                      $148,518
                                                                          =======                    ========

___________

See "Notes to Schedules of Investments" on page 29.

                             Schedule of Investments

           Global Target 15 Portfolio, 1st Quarter 2004 Series
                                 FT 788


                    At the Opening of Business on the
                Initial Date of Deposit-December 31, 2003


                                                                              Percentage                Cost of
Number                                                                        of Aggregate   Market     Securities  Current
of        Ticker Symbol and                                                   Offering       Value per  to the      Dividend
Shares    Name of Issuer of Securities (1) (6)                                Price          Share      Trust (2)   Yield (3)
______    ___________________________________                                 ___________    ________   ________    ________
          DJIA COMPANIES: (33.16%)
          _______________________
  494     T          AT&T Corp.                                                 6.63%        $20.030    $  9,895    4.74%
  243     XOM        Exxon Mobil Corporation                                    6.62%         40.680       9,885    2.46%
  322     GE         General Electric Company                                   6.63%         30.720       9,892    2.60%
  270     JPM        J.P. Morgan Chase & Co. (4)                                6.64%         36.670       9,901    3.71%
  380     SBC        SBC Communications Inc.                                    6.64%         26.060       9,903    4.80%

          FT INDEX COMPANIES: (33.15%)
          ____________________________
3,294     BA/ LN     BAE SYSTEMS Plc                                            6.63%          3.006       9,901    6.06%
3,475     EMI LN     EMI Group Plc                                              6.63%          2.849       9,900    5.56%
2,072     GKN LN     GKN Plc                                                    6.63%          4.777       9,899    4.72%
2,338     PO/ LN     The Peninsular and Oriental Steam Navigation Company       6.63%          4.234       9,900    6.31%
1,786     TATE LN    Tate & Lyle Plc                                            6.63%          5.543       9,900    6.57%

          HANG SENG INDEX COMPANIES: (33.69%)
          ___________________________________
4,000     1038 HK    Cheung Kong Infrastructure Holdings Limited                6.06%          2.260       9,042    3.87%
4,000     267 HK     CITIC Pacific Limited                                      6.73%          2.512      10,046    5.13%
8,000     1199 HK    Cosco Pacific Limited                                      7.25%          1.352      10,819    3.03%
8,000     101 HK     Hang Lung Properties Limited                               7.01%          1.307      10,458    3.94%
7,500     66 HK      MTR Corporation Limited                                    6.64%          1.320       9,901    4.10%
                                                                              _______                   ________
                             Total Investments                                100.00%                   $149,242
                                                                              =======                   ========

_____________

See "Notes to Schedules of Investments" on page 29.

                             Schedule of Investments

       The Nasdaq (R) Target 15 Portfolio, 1st Quarter 2004 Series
                                 FT 788


                    At the Opening of Business on the
                Initial Date of Deposit-December 31, 2003


                                                                                    Percentage       Market      Cost of
Number      Ticker Symbol and                                                       of Aggregate     Value per   Securities to
of Shares   Name of Issuer of Securities (1) (6)                                    Offering Price   Share       the Trust (2)
______      ____________________________________                                    ____________     _________   _____________
  175       ADBE       Adobe Systems Incorporated                                     4.69%          $39.80      $  6,965
   61       APCC       American Power Conversion Corporation                          1.00%           24.25         1,479
1,528       CSCO       Cisco Systems, Inc.                                           24.98%           24.29        37,115
   69       CTXS       Citrix Systems, Inc.                                           1.00%           21.60         1,490
  218       ERTS       Electronic Arts Inc.                                           7.04%           47.99        10,462
   81       GRMN       Garmin Ltd. (5)                                                3.00%           54.96         4,452
   34       GNTX       Gentex Corporation                                             1.02%           44.77         1,522
1,157       INTC       Intel Corporation                                             24.99%           32.08        37,117
   21       IVGN       Invitrogen Corporation                                         1.00%           70.50         1,481
  794       NXTL       Nextel Communications, Inc. (Class A)                         14.91%           27.90        22,153
   23       PDCO       Patterson Dental Company                                       1.00%           64.44         1,482
   62       PETM       PETsMART, Inc.                                                 1.01%           24.15         1,497
   60       SNDK       SanDisk Corporation                                            2.48%           61.39         3,683
  361       SPLS       Staples, Inc.                                                  6.57%           27.03         9,758
  227       SYMC       Symantec Corporation                                           5.31%           34.78         7,895
                                                                                    _______                      _________
                            Total Investments                                       100.00%                      $148,551
                                                                                    =======                      =========

___________

See "Notes to Schedules of Investments" on page 29.

                             Schedule of Investments

          The S&P Target 24 Portfolio, 1st Quarter 2004 Series
                                 FT 788


                    At the Opening of Business on the
                Initial Date of Deposit-December 31, 2003


                                                                                  Percentage
Number                                                                            of Aggregate     Market      Cost of
of          Ticker Symbol and                                                     Offering         Value per   Securities to
Shares      Name of Issuer of Securities (1) (6)                                  Price            Share       the Trust (2)
______      ____________________________________                                  ___________      ________    __________
  162       MMM      3M Company                                                     9.19%          $84.28      $ 13,653
   17       AT       ALLTEL Corporation                                             0.54%           46.65           793
   37       APA      Apache Corporation                                             2.05%           82.21         3,042
   37       APOL     Apollo Group, Inc. (Class A)                                   1.69%           67.99         2,516
   42       AVP      Avon Products, Inc.                                            1.91%           67.54         2,837
  105       BLS      BellSouth Corporation                                          1.99%           28.16         2,957
    6       BF/B     Brown-Forman Corporation                                       0.38%           93.36           560
   46       BR       Burlington Resources Inc.                                      1.76%           56.68         2,607
1,062       CSCO     Cisco Systems, Inc.                                           17.37%           24.29        25,796
   45       ERTS     Electronic Arts Inc.                                           1.45%           47.99         2,159
  143       FII      Federated Investors, Inc. (Class B)                            2.81%           29.20         4,176
  331       BEN      Franklin Resources, Inc.                                      11.54%           51.78        17,139
  198       IGT      International Game Technology                                  4.76%           35.68         7,065
  194       MCO      Moody's Corporation                                            7.91%           60.56        11,749
   61       NXTL     Nextel Communications, Inc. (Class A)                          1.15%           27.90         1,702
   93       NKE      NIKE, Inc. (Class B)                                           4.26%           68.06         6,329
   87       OXY      Occidental Petroleum Corporation                               2.49%           42.57         3,704
   26       PLL      Pall Corporation                                               0.47%           26.89           699
  304       PEP      PepsiCo, Inc.                                                  9.54%           46.62        14,172
   94       RSH      RadioShack Corporation                                         1.96%           30.95         2,909
   59       STJ      St. Jude Medical, Inc.                                         2.43%           61.25         3,614
  204       UNH      UnitedHealth Group Incorporated                                7.94%           57.81        11,793
   18       WAT      Waters Corporation                                             0.40%           33.07           595
   84       ZMH      Zimmer Holdings, Inc.                                          4.01%           70.90         5,956
                                                                                 ________                      ________
                          Total Investments                                       100.00%                      $148,522
                                                                                 ========                      ========

______________________

See "Notes to Schedules of Investments" on page 29.

                            Schedule of Investments

           Target Small-Cap Portfolio, 1st Quarter 2004 Series
                                 FT 788


                    At the Opening of Business on the
                Initial Date of Deposit-December 31, 2003


Number                                                                            Percentage      Market       Cost of
of          Ticker Symbol and                                                     of Aggregate    Value per    Securities to
Shares      Name of Issuer of Securities (1) (6)                                  Offering Price  Share        the Trust (2)
______      _______________________________________                               ____________    ________     ____________
 90         ABRX     Able Laboratories, Inc.                                       1.12%          $18.44       $  1,660
131         ATU      Actuant Corporation (Class A)                                 3.21%           36.34          4,761
161         AVO      Advanced Medical Optics, Inc.                                 2.18%           20.10          3,236
148         ASCA     Ameristar Casinos, Inc.                                       2.43%           24.34          3,602
 81         AFCO     Applied Films Corporation                                     1.81%           33.24          2,692
154         BKUNA    BankUnited Financial Corporation (Class A)                    2.77%           26.69          4,110
126         B        Barnes Group Inc.                                             2.78%           32.74          4,125
104         BNT      Bentley Pharmaceuticals, Inc.                                 0.93%           13.31          1,384
347         CBR      CIBER, Inc.                                                   2.12%            9.08          3,151
191         CXW      Corrections Corporation of America                            3.75%           29.14          5,566
253         CAO      CSK Auto Corporation                                          3.22%           18.88          4,777
115         DNEX     Dionex Corporation                                            3.69%           47.66          5,481
106         GME      GameStop Corporation (Class A)                                1.11%           15.53          1,646
 76         GWR      Genesee & Wyoming Inc. (Class A)                              1.65%           32.25          2,451
162         GFF      Griffon Corporation                                           2.27%           20.83          3,374
116         IHP      IHOP Corp.                                                    3.02%           38.73          4,493
452         INFA     Informatica Corporation                                       3.20%           10.50          4,746
143         IART     Integra LifeSciences Holdings Corporation                     2.77%           28.78          4,116
163         ISLE     Isle of Capri Casinos, Inc.                                   2.41%           21.93          3,575
159         JDAS     JDA Software Group, Inc.                                      1.79%           16.77          2,666
 39         JOSB     Jos. A. Bank Clothiers, Inc.                                  0.91%           34.50          1,345
377         MHR      Magnum Hunter Resources, Inc.                                 2.45%            9.65          3,638
 81         MOG/A    Moog Inc. (Class A)                                           2.81%           51.50          4,171
125         NOVN     Noven Pharmaceuticals, Inc.                                   1.29%           15.29          1,911
203         PACR     Pacer International, Inc.                                     2.84%           20.78          4,218
165         PSTI     Per-Se Technologies, Inc.                                     1.74%           15.64          2,581
139         PLMD     PolyMedica Corporation                                        2.48%           26.53          3,688
194         PRGS     Progress Software Corporation                                 2.72%           20.79          4,033
265         PRV      Province Healthcare Company                                   2.85%           15.95          4,227
182         ROV      Rayovac Corporation                                           2.57%           20.96          3,815
178         RS       Reliance Steel & Aluminum Co.                                 4.16%           34.68          6,173
158         SAXN     Saxon Capital, Inc.                                           2.28%           21.45          3,389
103         SCHS     School Specialty, Inc.                                        2.38%           34.34          3,537
 93         SRX      SRA International, Inc.                                       2.73%           43.54          4,049
109         SRZ      Sunrise Senior Living, Inc.                                   2.93%           39.90          4,349
175         SMMX     Symyx Technologies, Inc.                                      2.41%           20.48          3,584
120         TTI      TETRA Technologies, Inc.                                      2.05%           25.33          3,040
349         UNTD     United Online, Inc.                                           4.09%           17.41          6,076
 92         VMSI     Ventana Medical Systems, Inc.                                 2.45%           39.50          3,634
183         WMGI     Wright Medical Group, Inc.                                    3.63%           29.50          5,399
                                                                                 _______                       _________
                             Total Investments                                   100.00%                       $148,469
                                                                                 =======                       =========

___________

See "Notes to Schedules of Investments" on page 29.

                             Schedule of Investments

              Target VIP Portfolio, 1st Quarter 2004 Series
                                 FT 788


                    At the Opening of Business on the
                Initial Date of Deposit-December 31, 2003



Number                                                                             Percentage       Market      Cost of
of        Ticker Symbol and Name of                                                of Aggregate     Value       Securities to
Shares    Issuer of Securities (1) (6)                                             Offering Price   per Share   the Trust (2)
______    _______________________________                                          ____________     _________   ____________
          The Dow(sm) DART 5 Strategy Stocks (16.66%):
          ____________________________________________
273       AXP         American Express Company                                       3.33%          $ 48.29      $13,183
659       T           AT&T Corp.                                                     3.33%            20.03       13,200
246       GM          General Motors Corporation                                     3.33%            53.55       13,173
360       JPM         J.P. Morgan Chase & Co. (4)                                    3.33%            36.67       13,201
507       SBC         SBC Communications Inc.                                        3.34%            26.06       13,212

          European Target 20 Strategy Stocks (16.66%):
          ___________________________________________
142       AABA NA     ABN AMRO Holding N.V.                                          0.83%            23.26       3,303
378       AV/ LN      Aviva Plc                                                      0.83%             8.73       3,298
373       BARC LN     Barclays Plc                                                   0.83%             8.84       3,296
241       BATS LN     British American Tobacco Plc                                   0.83%            13.69       3,300
994       BT/A LN     BT Group Plc                                                   0.83%             3.32       3,301
 71       DCX GY      DaimlerChrysler AG                                             0.83%            46.37       3,292
 11       ELEB BB     Electrabel S.A.                                                0.87%           312.07       3,433
173       ELE SM      Endesa, S.A.                                                   0.83%            19.11       3,306
489       ENEL IM     Enel SpA                                                       0.84%             6.76       3,303
176       ENI IM      Eni SpA                                                        0.83%            18.75       3,300
165       FORA NA     Fortis                                                         0.83%            19.94       3,290
257       HBOS LN     HBOS Plc                                                       0.83%            12.83       3,297
168       IMT LN      Imperial Tobacco Group Plc                                     0.83%            19.59       3,291
143       INGA NA     ING Groep N.V.                                                 0.83%            23.10       3,303
417       LLOY LN     Lloyds TSB Group Plc                                           0.83%             7.92       3,301
464       NGT LN      National Grid Transco Plc                                      0.83%             7.11       3,297
393       PRU LN      Prudential Plc                                                 0.84%             8.41       3,303
 63       RDA NA      Royal Dutch Petroleum Company                                  0.83%            52.01       3,277
449       SHEL LN     Shell Transport & Trading Company Plc                          0.83%             7.35       3,298
165       SZE FP      Suez S.A.                                                      0.83%            20.04       3,307

          The Nasdaq(R) Target 15 Strategy Stocks (16.67%):
          ________________________________________________
 78       ADBE        Adobe Systems Incorporated                                     0.78%            39.80       3,104
 27       APCC        American Power Conversion Corporation                          0.17%            24.25         655
679       CSCO        Cisco Systems, Inc.                                            4.16%            24.29      16,493
 31       CTXS        Citrix Systems, Inc.                                           0.17%            21.60         670
 97       ERTS        Electronic Arts Inc.                                           1.18%            47.99       4,655
 36       GRMN        Garmin Ltd. (5)                                                0.50%            54.96       1,979
 15       GNTX        Gentex Corporation                                             0.17%            44.77         672
514       INTC        Intel Corporation                                              4.16%            32.08      16,489
  9       IVGN        Invitrogen Corporation                                         0.16%            70.50         634
353       NXTL        Nextel Communications, Inc. (Class A)                          2.49%            27.90       9,849
 10       PDCO        Patterson Dental Company                                       0.16%            64.44         644
 27       PETM        PETsMART, Inc.                                                 0.16%            24.15         652
 27       SNDK        SanDisk Corporation                                            0.42%            61.39       1,657
161       SPLS        Staples, Inc.                                                  1.10%            27.03       4,352
101       SYMC        Symantec Corporation                                           0.89%            34.78       3,513


                        Schedule of Investments (cont'd.)

              Target VIP Portfolio, 1st Quarter 2004 Series
                                 FT 788


                    At the Opening of Business on the
                Initial Date of Deposit-December 31, 2003



Number                                                                              Percentage       Market      Cost of
of        Ticker Symbol and Name of                                                 of Aggregate     Value       Securities to
Shares    Issuer of Securities (1) (6)                                              Offering Price   per Share   the Trust (2)
______    _______________________________                                           ____________     _________   ____________
          The S&P Target 24 Strategy Stocks (16.65%):
          _________________________________________
 72       MMM         3M Company                                                      1.53%          $84.28      $  6,068
  8       AT          ALLTEL Corporation                                              0.10%           46.65           373
 16       APA         Apache Corporation                                              0.33%           82.21         1,315
 16       APOL        Apollo Group, Inc. (Class A)                                    0.27%           67.99         1,088
 19       AVP         Avon Products, Inc.                                             0.33%           67.54         1,283
 47       BLS         BellSouth Corporation                                           0.34%           28.16         1,323
  3       BF/B        Brown-Forman Corporation                                        0.07%           93.36           280
 20       BR          Burlington Resources Inc.                                       0.29%           56.68         1,134
472       CSCO        Cisco Systems, Inc.                                             2.89%           24.29        11,465
 20       ERTS        Electronic Arts Inc.                                            0.24%           47.99           960
 63       FII         Federated Investors, Inc. (Class B)                             0.46%           29.20         1,840
147       BEN         Franklin Resources, Inc.                                        1.92%           51.78         7,612
 88       IGT         International Game Technology                                   0.79%           35.68         3,140
 86       MCO         Moody's Corporation                                             1.32%           60.56         5,208
 27       NXTL        Nextel Communications, Inc. (Class A)                           0.19%           27.90           753
 41       NKE         NIKE, Inc. (Class B)                                            0.70%           68.06         2,790
 39       OXY         Occidental Petroleum Corporation                                0.42%           42.57         1,660
 12       PLL         Pall Corporation                                                0.08%           26.89           323
135       PEP         PepsiCo, Inc.                                                   1.59%           46.62         6,294
 42       RSH         RadioShack Corporation                                          0.33%           30.95         1,300
 26       STJ         St. Jude Medical, Inc.                                          0.40%           61.25         1,592
 91       UNH         UnitedHealth Group Incorporated                                 1.33%           57.81         5,261
  8       WAT         Waters Corporation                                              0.07%           33.07           265
 37       ZMH         Zimmer Holdings, Inc.                                           0.66%           70.90         2,623

          Target Small-Cap Strategy Stocks (16.67%):
          ______________________________________
 40       ABRX        Able Laboratories, Inc.                                         0.19%           18.44           738
 58       ATU         Actuant Corporation (Class A)                                   0.53%           36.34         2,108
 72       AVO         Advanced Medical Optics, Inc.                                   0.37%           20.10         1,447
 66       ASCA        Ameristar Casinos, Inc.                                         0.41%           24.34         1,606
 36       AFCO        Applied Films Corporation                                       0.30%           33.24         1,197
 68       BKUNA       BankUnited Financial Corporation (Class A)                      0.46%           26.69         1,815
 56       B           Barnes Group Inc.                                               0.46%           32.74         1,833
 46       BNT         Bentley Pharmaceuticals, Inc.                                   0.15%           13.31           612
154       CBR         CIBER, Inc.                                                     0.35%            9.08         1,398
 85       CXW         Corrections Corporation of America                              0.63%           29.14         2,477
112       CAO         CSK Auto Corporation                                            0.53%           18.88         2,115
 51       DNEX        Dionex Corporation                                              0.61%           47.66         2,431
 47       GME         GameStop Corporation (Class A)                                  0.19%           15.53           730
 34       GWR         Genesee & Wyoming Inc. (Class A)                                0.28%           32.25         1,096
 72       GFF         Griffon Corporation                                             0.38%           20.83         1,500
 52       IHP         IHOP Corp.                                                      0.51%           38.73         2,014
201       INFA        Informatica Corporation                                         0.53%           10.50         2,110
 64       IART        Integra LifeSciences Holdings Corporation                       0.47%           28.78         1,842
 72       ISLE        Isle of Capri Casinos, Inc.                                     0.40%           21.93         1,579
 71       JDAS        JDA Software Group, Inc.                                        0.30%           16.77         1,191
 17       JOSB        Jos. A. Bank Clothiers, Inc.                                    0.15%           34.50           586

                        Schedule of Investments (cont'd.)

              Target VIP Portfolio, 1st Quarter 2004 Series
                                 FT 788


 At the Opening of Business on the Initial Date of Deposit-December 31, 2003



Number                                                                              Percentage       Market      Cost of
of        Ticker Symbol and Name of                                                 of Aggregate     Value       Securities to
Shares    Issuer of Securities (1) (6)                                              Offering Price   per Share   the Trust (2)
______    _______________________________                                           ____________     _________   ____________
          Target Small-Cap Strategy Stocks (cont'd.)
          __________________________________________
168       MHR         Magnum Hunter Resources, Inc.                                   0.41%          $  9.65     $  1,621
 36       MOG/A       Moog Inc. (Class A)                                             0.47%            51.50        1,854
 55       NOVN        Noven Pharmaceuticals, Inc.                                     0.21%            15.29          841
 90       PACR        Pacer International, Inc.                                       0.47%            20.78        1,870
 73       PSTI        Per-Se Technologies, Inc.                                       0.29%            15.64        1,142
 62       PLMD        PolyMedica Corporation                                          0.42%            26.53        1,645
 86       PRGS        Progress Software Corporation                                   0.45%            20.79        1,788
118       PRV         Province Healthcare Company                                     0.48%            15.95        1,882
 81       ROV         Rayovac Corporation                                             0.43%            20.96        1,698
 79       RS          Reliance Steel & Aluminum Co.                                   0.69%            34.68        2,740
 70       SAXN        Saxon Capital, Inc.                                             0.38%            21.45        1,501
 46       SCHS        School Specialty, Inc.                                          0.40%            34.34        1,580
 41       SRX         SRA International, Inc.                                         0.45%            43.54        1,785
 49       SRZ         Sunrise Senior Living, Inc.                                     0.49%            39.90        1,955
 78       SMMX        Symyx Technologies, Inc.                                        0.40%            20.48        1,597
 53       TTI         TETRA Technologies, Inc.                                        0.34%            25.33        1,342
155       UNTD        United Online, Inc.                                             0.68%            17.41        2,699
 41       VMSI        Ventana Medical Systems, Inc.                                   0.41%            39.50        1,619
 81       WMGI        Wright Medical Group, Inc.                                      0.60%            29.50        2,389

          Value Line(R) Target 25 Strategy Stocks (16.69%):
          __________________________________________
 41       AIR         AAR Corp.                                                       0.17%            16.14          662
 42       CTX         Centex Corporation                                              1.15%           108.33        4,550
 58       CHS         Chico's FAS, Inc.                                               0.55%            37.44        2,171
125       COH         Coach, Inc.                                                     1.17%            37.07        4,634
 43       CTSH        Cognizant Technology Solutions Corporation                      0.49%            45.31        1,948
107       DHI         D.R. Horton, Inc.                                               1.18%            43.69        4,675
 16       EASI        Engineered Support Systems, Inc.                                0.22%            55.25          884
 26       ERES        eResearch Technology, Inc.                                      0.17%            25.85          672
 95       FL          Foot Locker, Inc.                                               0.56%            23.47        2,230
 85       FDRY        Foundry Networks, Inc.                                          0.60%            27.68        2,353
 31       HOTT        Hot Topic, Inc.                                                 0.23%            29.45          913
 15       HOV         Hovnanian Enterprises, Inc. (Class A)                           0.34%            88.20        1,323
 30       ESI         ITT Educational Services, Inc.                                  0.36%            46.99        1,410
 43       LEN         Lennar Corporation                                              1.06%            97.20        4,180
 20       MDC         M.D.C. Holdings, Inc.                                           0.33%            65.60        1,312
591       NXTL        Nextel Communications, Inc. (Class A)                           4.16%            27.90       16,489
 92       JWN         Nordstrom, Inc.                                                 0.79%            34.11        3,138
 28       PHS         PacifiCare Health Systems, Inc.                                 0.48%            67.25        1,883
 23       POG         Patina Oil & Gas Corporation                                    0.29%            50.13        1,153
 42       PHM         Pulte Homes, Inc.                                               1.00%            94.12        3,953
 17       RYL         The Ryland Group, Inc.                                          0.39%            89.80        1,527
 23       SPF         Standard Pacific Corp.                                          0.28%            48.86        1,124
 19       THO         Thor Industries, Inc.                                           0.27%            56.35        1,071
 11       UOPX        University of Phoenix Online                                    0.20%            70.62          777
 26       URBN        Urban Outfitters, Inc.                                          0.25%            38.09          990
                                                                                    _______                      ________
                           Total Investments                                        100.00%                      $396,028
                                                                                    =======                      ========

___________

See "Notes to Schedules of Investments" on page 29.

                             Schedule of Investments

     Target VIP Aggressive Equity Portfolio, 1st Quarter 2004 Series
                                 FT 788


 At the Opening of Business on the Initial Date of Deposit-December 31, 2003


Number                                                                             Percentage       Market      Cost of
of        Ticker Symbol and Name of                                                of Aggregate     Value       Securities to
Shares    Issuer of Securities (1) (6)                                             Offering Price   per Share   the Trust (2)
______    _______________________________                                          ____________     _________   ___________
          The Dow(sm) DART 10 Strategy Stocks (20.01%):
          _____________________________________________
147       MO          Altria Group, Inc.                                             2.01%          $ 54.03      $  7,942
164       AXP         American Express Company                                       2.00%            48.29         7,920
395       T           AT&T Corp.                                                     2.00%            20.03         7,912
173       DD          E.I. du Pont de Nemours and Company                            2.00%            45.76         7,917
313       EK          Eastman Kodak Company                                          2.00%            25.34         7,931
148       GM          General Motors Corporation                                     2.00%            53.55         7,925
224       HD          The Home Depot, Inc.                                           2.00%            35.29         7,905
216       JPM         J.P. Morgan Chase & Co. (4)                                    2.00%            36.67         7,921
174       MRK         Merck & Co., Inc.                                              2.00%            45.50         7,917
304       SBC         SBC Communications Inc.                                        2.00%            26.06         7,922

          Global Target 15 Strategy Stocks (10.04%):
          ________________________________________
          DJIA COMPANIES:
132       T           AT&T Corp.                                                     0.67%            20.03         2,644
 65       XOM         Exxon Mobil Corporation                                        0.67%            40.68         2,644
 86       GE          General Electric Company                                       0.67%            30.72         2,642
 72       JPM         J.P. Morgan Chase & Co. (4)                                    0.67%            36.67         2,640
101       SBC         SBC Communications Inc.                                        0.66%            26.06         2,632
          FT INDEX COMPANIES:
878       BA/ LN      BAE SYSTEMS Plc                                                0.67%             3.01         2,639
927       EMI LN      EMI Group Plc                                                  0.67%             2.85         2,641
553       GKN LN      GKN Plc                                                        0.67%             4.78         2,642
624       PO/ LN      The Peninsular and Oriental Steam Navigation Company           0.67%             4.23         2,642
476       TATE LN     Tate & Lyle Plc                                                0.67%             5.54         2,638
          HANG SENG INDEX COMPANIES:
1,168     1038 HK     Cheung Kong Infrastructure Holdings Limited                    0.67%             2.26         2,641
1,051     267 HK      CITIC Pacific Limited                                          0.67%             2.51         2,640
1,951     1199 HK     Cosco Pacific Limited                                          0.67%             1.35         2,640
2,020     101 HK      Hang Lung Properties Limited                                   0.67%             1.31         2,640
2,000     66 HK       MTR Corporation Limited                                        0.67%             1.32         2,640

          The Nasdaq(R) Target 15 Strategy Stocks (14.98%):
          __________________________________________________
 70       ADBE        Adobe Systems Incorporated                                     0.70%            39.80         2,786
 24       APCC        American Power Conversion Corporation                          0.15%            24.25           582
611       CSCO        Cisco Systems, Inc.                                            3.75%            24.29        14,841
 27       CTXS        Citrix Systems, Inc.                                           0.15%            21.60           583
 87       ERTS        Electronic Arts Inc.                                           1.05%            47.99         4,175
 32       GRMN        Garmin Ltd. (5)                                                0.44%            54.96         1,759
 13       GNTX        Gentex Corporation                                             0.15%            44.77           582
463       INTC        Intel Corporation                                              3.75%            32.08        14,853
  8       IVGN        Invitrogen Corporation                                         0.14%            70.50           564
318       NXTL        Nextel Communications, Inc. (Class A)                          2.24%            27.90         8,872
  9       PDCO        Patterson Dental Company                                       0.15%            64.44           580
 25       PETM        PETsMART, Inc.                                                 0.15%            24.15           604
 24       SNDK        SanDisk Corporation                                            0.37%            61.39         1,473
145       SPLS        Staples, Inc.                                                  0.99%            27.03         3,919
 91       SYMC        Symantec Corporation                                           0.80%            34.78         3,165


                        Schedule of Investments (cont'd.)

     Target VIP Aggressive Equity Portfolio, 1st Quarter 2004 Series
                                 FT 788


 At the Opening of Business on the Initial Date of Deposit-December 31, 2003


Number                                                                              Percentage       Market      Cost of
of        Ticker Symbol and Name of                                                 of Aggregate     Value       Securities to
Shares    Issuer of Securities (1) (6)                                              Offering Price   per Share   the Trust (2)
______    ____________________________                                              ____________     _________   ____________
          The S&P Target 24 Strategy Stocks (29.99%):
          __________________________________________
130       MMM         3M Company                                                      2.77%          $ 84.28     $ 10,956
 14       AT          ALLTEL Corporation                                              0.15%            46.65          653
 30       APA         Apache Corporation                                              0.62%            82.21        2,466
 29       APOL        Apollo Group, Inc. (Class A)                                    0.50%            67.99        1,972
 34       AVP         Avon Products, Inc.                                             0.58%            67.54        2,296
 84       BLS         BellSouth Corporation                                           0.60%            28.16        2,365
  5       BF/B        Brown-Forman Corporation                                        0.12%            93.36          467
 36       BR          Burlington Resources Inc.                                       0.52%            56.68        2,041
850       CSCO        Cisco Systems, Inc.                                             5.21%            24.29       20,647
 36       ERTS        Electronic Arts Inc.                                            0.44%            47.99        1,728
114       FII         Federated Investors, Inc. (Class B)                             0.84%            29.20        3,329
265       BEN         Franklin Resources, Inc.                                        3.47%            51.78       13,722
158       IGT         International Game Technology                                   1.42%            35.68        5,637
155       MCO         Moody's Corporation                                             2.37%            60.56        9,387
 49       NXTL        Nextel Communications, Inc. (Class A)                           0.34%            27.90        1,367
 74       NKE         NIKE, Inc. (Class B)                                            1.27%            68.06        5,036
 70       OXY         Occidental Petroleum Corporation                                0.75%            42.57        2,980
 21       PLL         Pall Corporation                                                0.14%            26.89          565
243       PEP         PepsiCo, Inc.                                                   2.86%            46.62       11,329
 75       RSH         RadioShack Corporation                                          0.59%            30.95        2,321
 47       STJ         St. Jude Medical, Inc.                                          0.73%            61.25        2,879
163       UNH         UnitedHealth Group Incorporated                                 2.38%            57.81        9,423
 15       WAT         Waters Corporation                                              0.12%            33.07          496
 67       ZMH         Zimmer Holdings, Inc.                                           1.20%            70.90        4,750

          Value Line(R) Target 25 Strategy Stocks (24.98%):
          _________________________________________________
 61       AIR         AAR Corp.                                                       0.25%            16.14          985
 63       CTX         Centex Corporation                                              1.72%           108.33        6,825
 86       CHS         Chico's FAS, Inc.                                               0.81%            37.44        3,220
187       COH         Coach, Inc.                                                     1.75%            37.07        6,932
 64       CTSH        Cognizant Technology Solutions Corporation                      0.73%            45.31        2,900
161       DHI         D.R. Horton, Inc.                                               1.78%            43.69        7,034
 25       EASI        Engineered Support Systems, Inc.                                0.35%            55.25        1,381
 38       ERES        eResearch Technology, Inc.                                      0.25%            25.85          982
143       FL          Foot Locker, Inc.                                               0.85%            23.47        3,356
127       FDRY        Foundry Networks, Inc.                                          0.89%            27.68        3,515
 47       HOTT        Hot Topic, Inc.                                                 0.35%            29.45        1,384
 23       HOV         Hovnanian Enterprises, Inc. (Class A)                           0.51%            88.20        2,029
 45       ESI         ITT Educational Services, Inc.                                  0.53%            46.99        2,115
 64       LEN         Lennar Corporation                                              1.57%            97.20        6,221
 30       MDC         M.D.C. Holdings, Inc.                                           0.50%            65.60        1,968
887       NXTL        Nextel Communications, Inc. (Class A)                           6.25%            27.90       24,747
138       JWN         Nordstrom, Inc.                                                 1.19%            34.11        4,707
 42       PHS         PacifiCare Health Systems, Inc.                                 0.71%            67.25        2,825
 34       POG         Patina Oil & Gas Corporation                                    0.43%            50.13        1,704
 63       PHM         Pulte Homes, Inc.                                               1.50%            94.12        5,930
 25       RYL         The Ryland Group, Inc.                                          0.57%            89.80        2,245
 34       SPF         Standard Pacific Corp.                                          0.42%            48.86        1,661
 29       THO         Thor Industries, Inc.                                           0.41%            56.35        1,634
 16       UOPX        University of Phoenix Online                                    0.29%            70.62        1,130
 39       URBN        Urban Outfitters, Inc.                                          0.37%            38.09        1,486
                                                                                    _______                      ________
                           Total Investments                                        100.00%                      $395,883
                                                                                    =======                      ========

___________

See "Notes to Schedules of Investments" on page 29.

                             Schedule of Investments

    Target VIP Conservative Equity Portfolio, 1st Quarter 2004 Series
                                 FT 788


 At the Opening of Business on the Initial Date of Deposit-December 31,
                                  2003


Number                                                                             Percentage       Market      Cost of
of        Ticker Symbol and Name of                                                of Aggregate     Value       Securities to
Shares    Issuer of Securities (1) (6)                                             Offering Price   per Share   the Trust (2)
______    _______________________________                                          ____________     _________   ___________
          The Dow(sm) DART 10 Strategy Stocks (30.00%):
          ____________________________________________
  220     MO          Altria Group, Inc.                                             3.00%          $ 54.03     $ 11,887
  246     AXP         American Express Company                                       3.00%            48.29       11,879
  593     T           AT&T Corp.                                                     3.00%            20.03       11,878
  260     DD          E.I. du Pont de Nemours and Company                            3.00%            45.76       11,898
  469     EK          Eastman Kodak Company                                          3.00%            25.34       11,884
  222     GM          General Motors Corporation                                     3.00%            53.55       11,888
  337     HD          The Home Depot, Inc.                                           3.00%            35.29       11,893
  324     JPM         J.P. Morgan Chase & Co. (4)                                    3.00%            36.67       11,881
  261     MRK         Merck & Co., Inc.                                              3.00%            45.50       11,876
  456     SBC         SBC Communications Inc.                                        3.00%            26.06       11,883

          Global Target 15 Strategy Stocks (10.02%):
          ______________________________________
          DJIA COMPANIES:
  132     T           AT&T Corp.                                                     0.67%            20.03       2,644
   65     XOM         Exxon Mobil Corporation                                        0.67%            40.68       2,644
   86     GE          General Electric Company                                       0.67%            30.72       2,642
   72     JPM         J.P. Morgan Chase & Co. (4)                                    0.67%            36.67       2,640
  101     SBC         SBC Communications Inc.                                        0.66%            26.06       2,632
          FT INDEX COMPANIES:
  878     BA/ LN      BAE SYSTEMS Plc                                                0.66%             3.01       2,639
  927     EMI LN      EMI Group Plc                                                  0.67%             2.85       2,641
  553     GKN LN      GKN Plc                                                        0.67%             4.78       2,642
  624     PO/ LN      The Peninsular and Oriental Steam Navigation Company           0.67%             4.23       2,642
  476     TATE LN     Tate & Lyle Plc                                                0.66%             5.54       2,638
          HANG SENG INDEX COMPANIES:
1,168     1038 HK     Cheung Kong Infrastructure Holdings Limited                    0.67%             2.26       2,641
1,051     267 HK      CITIC Pacific Limited                                          0.67%             2.51       2,640
1,951     1199 HK     Cosco Pacific Limited                                          0.67%             1.35       2,640
2,020     101 HK      Hang Lung Properties Limited                                   0.67%             1.31       2,640
2,000     66 HK       MTR Corporation Limited                                        0.67%             1.32       2,640

          The S&P Target 24 Strategy Stocks (49.98%):
          __________________________________________
  216     MMM         3M Company                                                     4.59%            84.28       18,204
   23     AT          ALLTEL Corporation                                             0.27%            46.65        1,073
   49     APA         Apache Corporation                                             1.02%            82.21        4,028
   49     APOL        Apollo Group, Inc. (Class A)                                   0.84%            67.99        3,332
   56     AVP         Avon Products, Inc.                                            0.95%            67.54        3,782
  140     BLS         BellSouth Corporation                                          0.99%            28.16        3,942
    8     BF/B        Brown-Forman Corporation                                       0.19%            93.36          747
   61     BR          Burlington Resources Inc.                                      0.87%            56.68        3,457
1,416     CSCO        Cisco Systems, Inc.                                            8.68%            24.29       34,395
   60     ERTS        Electronic Arts Inc.                                           0.73%            47.99        2,879
  190     FII         Federated Investors, Inc. (Class B)                            1.40%            29.20        5,548
  442     BEN         Franklin Resources, Inc.                                       5.78%            51.78       22,887
  264     IGT         International Game Technology                                  2.38%            35.68        9,420
  259     MCO         Moody's Corporation                                            3.96%            60.56       15,685
   81     NXTL        Nextel Communications, Inc. (Class A)                          0.57%            27.90        2,260
  124     NKE         NIKE, Inc. (Class B)                                           2.13%            68.06        8,439
  116     OXY         Occidental Petroleum Corporation                               1.25%            42.57        4,938
   35     PLL         Pall Corporation                                               0.24%            26.89          941
  405     PEP         PepsiCo, Inc.                                                  4.76%            46.62       18,881
  125     RSH         RadioShack Corporation                                         0.98%            30.95        3,869
   79     STJ         St. Jude Medical, Inc.                                         1.22%            61.25        4,839
  272     UNH         UnitedHealth Group Incorporated                                3.97%            57.81       15,724
   25     WAT         Waters Corporation                                             0.21%            33.07          827
  112     ZMH         Zimmer Holdings, Inc.                                          2.00%            70.90        7,941


                        Schedule of Investments (cont'd.)

    Target VIP Conservative Equity Portfolio, 1st Quarter 2004 Series
                                 FT 788


                    At the Opening of Business on the
                Initial Date of Deposit-December 31, 2003



Number                                                                              Percentage       Market      Cost of
of        Ticker Symbol and Name of                                                 of Aggregate     Value       Securities to
Shares    Issuer of Securities (1) (6)                                              Offering Price   per Share   the Trust (2)
______    ____________________________                                              ____________     _________   ____________
          Value Line(R) Target 25 Strategy Stocks (10.00%):
          __________________________________________
 25       AIR         AAR Corp.                                                       0.10%          $ 16.14      $   404
 25       CTX         Centex Corporation                                              0.68%           108.33        2,708
 35       CHS         Chico's FAS, Inc.                                               0.33%            37.44        1,310
 75       COH         Coach, Inc.                                                     0.70%            37.07        2,780
 26       CTSH        Cognizant Technology Solutions Corporation                      0.30%            45.31        1,178
 64       DHI         D.R. Horton, Inc.                                               0.70%            43.69        2,796
 10       EASI        Engineered Support Systems, Inc.                                0.14%            55.25          553
 15       ERES        eResearch Technology, Inc.                                      0.10%            25.85          388
 57       FL          Foot Locker, Inc.                                               0.34%            23.47        1,338
 51       FDRY        Foundry Networks, Inc.                                          0.36%            27.68        1,412
 19       HOTT        Hot Topic, Inc.                                                 0.14%            29.45          560
  9       HOV         Hovnanian Enterprises, Inc. (Class A)                           0.20%            88.20          794
 18       ESI         ITT Educational Services, Inc.                                  0.21%            46.99          846
 26       LEN         Lennar Corporation                                              0.64%            97.20        2,527
 12       MDC         M.D.C. Holdings, Inc.                                           0.20%            65.60          787
355       NXTL        Nextel Communications, Inc. (Class A)                           2.50%            27.90        9,905
 55       JWN         Nordstrom, Inc.                                                 0.47%            34.11        1,876
 17       PHS         PacifiCare Health Systems, Inc.                                 0.29%            67.25        1,143
 14       POG         Patina Oil & Gas Corporation                                    0.18%            50.13          702
 25       PHM         Pulte Homes, Inc.                                               0.59%            94.12        2,353
 10       RYL         The Ryland Group, Inc.                                          0.23%            89.80          898
 14       SPF         Standard Pacific Corp.                                          0.17%            48.86          684
 12       THO         Thor Industries, Inc.                                           0.17%            56.35          676
  6       UOPX        University of Phoenix Online                                    0.11%            70.62          424
 16       URBN        Urban Outfitters, Inc.                                          0.15%            38.09          609
                                                                                    _______                      ________
                           Total Investments                                        100.00%                      $396,141
                                                                                    =======                      ========

__________________
See "Notes to Schedules of Investments" on page 29.

                         Schedule of Investments

       Value Line(R) Target 25 Portfolio, 1st Quarter 2004 Series
                                 FT 788


                    At the Opening of Business on the
                Initial Date of Deposit-December 31, 2003


                                                                                    Percentage
Number                                                                              of Aggregate    Market        Cost of
of          Ticker Symbol and                                                       Offering        Value per     Securities to
Shares      Name of Issuer of Securities (1) (6)                                    Price           Share         the Trust (2)
______      _______________________________________                                 _________       _________     _________
   92        AIR         AAR Corp.                                                    1.00%         $ 16.14       $  1,485
   95        CTX         Centex Corporation                                           6.93%          108.33         10,291
  130        CHS         Chico's FAS, Inc.                                            3.28%           37.44          4,867
  280        COH         Coach, Inc.                                                  6.99%           37.07         10,380
   96        CTSH        Cognizant Technology Solutions Corporation                   2.93%           45.31          4,350
  241        DHI         D.R. Horton, Inc.                                            7.09%           43.69         10,529
   37        EASI        Engineered Support Systems, Inc.                             1.38%           55.25          2,044
   57        ERES        eResearch Technology, Inc.                                   0.99%           25.85          1,474
  215        FL          Foot Locker, Inc.                                            3.40%           23.47          5,046
  191        FDRY        Foundry Networks, Inc.                                       3.56%           27.68          5,287
   70        HOTT        Hot Topic, Inc.                                              1.39%           29.45          2,062
   35        HOV         Hovnanian Enterprises, Inc. (Class A)                        2.08%           88.20          3,087
   68        ESI         ITT Educational Services, Inc.                               2.15%           46.99          3,195
   96        LEN         Lennar Corporation                                           6.28%           97.20          9,331
   44        MDC         M.D.C. Holdings, Inc.                                        1.95%           65.60          2,886
1,330        NXTL        Nextel Communications, Inc. (Class A)                       24.99%           27.90         37,107
  206        JWN         Nordstrom, Inc.                                              4.73%           34.11          7,027
   63        PHS         PacifiCare Health Systems, Inc.                              2.85%           67.25          4,237
   51        POG         Patina Oil & Gas Corporation                                 1.72%           50.13          2,557
   95        PHM         Pulte Homes, Inc.                                            6.02%           94.12          8,941
   38        RYL         The Ryland Group, Inc.                                       2.30%           89.80          3,412
   52        SPF         Standard Pacific Corp.                                       1.71%           48.86          2,541
   43        THO         Thor Industries, Inc.                                        1.63%           56.35          2,423
   24        UOPX        University of Phoenix Online                                 1.14%           70.62          1,695
   59        URBN        Urban Outfitters, Inc.                                       1.51%           38.09          2,247
                                                                                    _______                       ________
                                Total Investments                                   100.00%                       $148,501
                                                                                    =======                       ========

___________

See "Notes to Schedules of Investments" on page 29.


Page 28


                    NOTES TO SCHEDULES OF INVESTMENTS

(1) All Securities are represented by regular way contracts to purchase such Securities which are backed by an irrevocable letter of credit deposited with the Trustee. The Sponsor entered into purchase contracts for the Securities on December 31, 2003. Such purchase contracts are expected to settle within three business days. Each Trust has a Mandatory Termination Date of March 31, 2005.

(2) The cost of the Securities to a Trust represents the aggregate underlying value with respect to the Securities acquired-generally determined by the closing sale prices of the Securities on the applicable exchange (where applicable, converted into U.S. dollars at the offer side of the exchange rate at the Evaluation Time) at the Evaluation Time on the business day prior to the Initial Date of Deposit. The valuation of the Securities has been determined by the Evaluator, an affiliate of the Sponsor. The cost of the Securities to the Sponsor and the Sponsor's loss (which is the difference between the cost of the Securities to the Sponsor and the cost of the Securities to a Trust) are set forth below:

                                                                     Cost of Securities   Profit
                                                                     to Sponsor           (Loss)
                                                                     ___________          ________
The Dow(sm) DART 10 Portfolio, 1st Quarter 2004 Series               $148,818             $(294)
The Dow(sm) Target 5 Portfolio, 1st Quarter 2004 Series               148,835              (317)
Global Target 15 Portfolio, 1st Quarter 2004 Series                   150,100              (858)
The Nasdaq(R) Target 15 Portfolio, 1st Quarter 2004 Series            148,880              (329)
The S&P Target 24 Portfolio, 1st Quarter 2004 Series                  148,680              (158)
Target Small-Cap Portfolio, 1st Quarter 2004 Series                   148,561               (92)
Target VIP Portfolio, 1st Quarter 2004 Series                         397,297            (1,269)
Target VIP Aggressive Equity Portfolio, 1st Quarter 2004 Series       396,877              (994)
Target VIP Conservative Equity Portfolio, 1st Quarter 2004 Series     396,955              (814)
Value Line(R) Target 25 Portfolio, 1st Quarter 2004 Series            149,029              (528)

(3) Current Dividend Yield for each Security was calculated by dividing the most recent annualized ordinary dividend declared or paid on a Security by that Security's closing sale price at the Evaluation Time on the business day prior to the Initial Date of Deposit, without consideration of foreign withholding or changes in currency exchange rates, if applicable.

(4) J.P. Morgan Chase & Co. is the parent company of JPMorgan Chase Bank, the Trustee.

(5) This Security represents the common stock of a foreign company which trades directly on a U.S. national securities exchange.

(6) Securities of companies in the following industries exceed 10% of the investments of the Trusts:

The Dow(sm) DART 10 Portfolio, 1st Quarter 2004 Series:
     Consumer Products 40%, Financials 20%, Telecommunications 20%

The Dow(sm) Target 5 Portfolio, 1st Quarter 2004 Series:
     Energy 20%, Financials 20%, Industrials 20%, Telecommunications 40%

Global Target 15 Portfolio, 1st Quarter 2004 Series:
     Consumer Products 13.26%, Financials 13.65%, Industrials 53.20%, Telecommunications 13.27%

The Nasdaq(R) Target 15 Portfolio, 1st Quarter 2004 Series:
     Consumer Products 11.60%, Information Technology 70.49%,
     Telecommunications 14.91%

The S&P Target 24 Portfolio, 1st Quarter 2004 Series:
     Consumer Products 22.81%, Financials 22.26%, Healthcare 14.38%, Industrials 11.35%, Information Technology 19.22%

Target Small-Cap Portfolio, 1st Quarter 2004 Series:
     Consumer Products 15.67%, Healthcare 22.63%, Industrials 29.54%, Information Technology 20.20%

Target VIP Portfolio, 1st Quarter 2004 Series:
     Consumer Products 23.73%, Financials 17.85%, Information
     Technology 19.40%, Telecommunications 14.78%

Target VIP Aggressive Equity Portfolio, 1st Quarter 2004 Series:
     Consumer Products 32.22%, Financials 12.02%, Industrials 10.34%, Information Technology 17.96%, Telecommunications 14.91%

Target VIP Conservative Equity Portfolio, 1st Quarter 2004 Series:
     Consumer Products 30.43%, Financials 18.48%, Healthcare 10.58%, Industrials 11.58%, Information Technology 10.28%,
     Telecommunications 11.66%

Value Line(R) Target 25 Portfolio, 1st Quarter 2004 Series:
     Consumer Products 57.29%, Telecommunications 24.99%

                            The FT Series

The FT Series Defined.

We, First Trust Portfolios L.P (the "Sponsor"), have created hundreds of similar yet separate series of a unit investment trust which we have named the FT Series. The series to which this prospectus relates, FT 788, consists of 10 separate portfolios set forth below:

      - The Dow(sm) DART 10 Portfolio
      - The Dow(sm) Target 5 Portfolio
      - Global Target 15 Portfolio
      - The Nasdaq Target 15 Portfolio
      - The S&P Target 24 Portfolio
      - Target Small-Cap Portfolio
      - Target VIP Portfolio
      - Target VIP Aggressive Equity Portfolio
      - Target VIP Conservative Equity Portfolio
      - Value Line(R) Target 25 Portfolio

Each Trust was created under the laws of the State of New York by a Trust Agreement (the "Indenture") dated the Initial Date of Deposit. This agreement, entered into among First Trust Portfolios L.P., as Sponsor, JPMorgan Chase Bank as Trustee and First Trust Advisors L.P. as Portfolio Supervisor and Evaluator, governs the operation of the Trusts.

YOU MAY GET MORE SPECIFIC DETAILS CONCERNING THE NATURE, STRUCTURE AND RISKS OF THIS PRODUCT IN AN "INFORMATION SUPPLEMENT" BY CALLING THE SPONSOR AT 1-800-621-1675, EXT. 1.

How We Created the Trusts.

On the Initial Date of Deposit, we deposited portfolios of common stocks with the Trustee and in turn, the Trustee delivered documents to us representing our ownership of the Trusts in the form of units ("Units").

After the Initial Date of Deposit, we may deposit additional Securities in a Trust, or cash (including a letter of credit) with instructions to buy more Securities, to create new Units for sale. If we create additional Units, we will attempt, to the extent practicable, to maintain the percentage relationship established among the Securities on the Initial Date of Deposit (as set forth in "Schedule of Investments" for each Trust), and not the percentage relationship existing on the day we are creating new Units, since the two may differ. This difference may be due to the sale, redemption or liquidation of any of the Securities.

Since the prices of the Securities will fluctuate daily, the ratio of Securities in a Trust, on a market value basis, will also change daily. The portion of Securities represented by each Unit will not change as a result of the deposit of additional Securities or cash in a Trust. If we deposit cash, you and new investors may experience a dilution of your investment. This is because prices of Securities will fluctuate between the time of the cash deposit and the purchase of the Securities, and because the Trusts pay the associated brokerage fees. To reduce this dilution, the Trusts will try to buy the Securities as close to the Evaluation Time and as close to the evaluation price as possible. In addition, because the Trusts pay the brokerage fees associated with the creation of new Units and with the sale of Securities to meet redemption and exchange requests, frequent redemption and exchange activity will likely result in higher brokerage expenses.

An affiliate of the Trustee may receive these brokerage fees or the Trustee may retain and pay us (or our affiliate) to act as agent for a Trust to buy Securities. If we or an affiliate of ours act as agent to a Trust we will be subject to the restrictions under the Investment
Company Act of 1940, as amended.

We cannot guarantee that a Trust will keep its present size and composition for any length of time. Securities may periodically be sold under certain circumstances, and the proceeds from these sales will be used to meet Trust obligations or distributed to Unit holders, but will not be reinvested. However, Securities will not be sold to take advantage of market fluctuations or changes in anticipated rates of appreciation or depreciation, or if they no longer meet the criteria by which they were selected. You will not be able to dispose of or vote any of the Securities in a Trust. As the holder of the Securities, the Trustee will vote all of the Securities and will do so based on our instructions.

Neither we nor the Trustee will be liable for a failure in any of the Securities. However, if a contract for the purchase of any of the Securities initially deposited in a Trust fails, unless we can purchase substitute Securities ("Replacement Securities") we will refund to you that portion of the purchase price and transactional sales charge resulting from the failed contract on the next Income Distribution Date. Any Replacement Security a Trust acquires will be identical to those from the failed contract.

                                Portfolios

Objectives.

When you invest in a Trust you are purchasing a quality portfolio of attractive common stocks in one convenient purchase. The objective of each Trust is to provide the potential for an above-average total return. To achieve this objective, each Trust will invest in the common stocks of companies which are selected by applying a unique specialized strategy. While the Trusts seek to provide the potential for above-average return, each follows a different investment strategy. We cannot guarantee that a Trust will achieve its objective or that a Trust will make money once expenses are deducted.

The Dow(sm) DART 10 Strategy.

The Dow(sm) Dividend and Repurchase Target ("DART") 10 Strategy selects a portfolio of Dow Jones Industrial Average ("DJIA(sm)") stocks with high dividend yields and/or high buyback ratios as a means to achieving the Strategy's investment objective. By analyzing dividend yields, the Strategy seeks to uncover stocks that may be out of favor or undervalued. More recently, many companies have turned to stock reduction programs as a tax efficient way to bolster their stock prices and reward shareholders. Companies which have reduced their shares through a share buyback program may provide a strong cash flow position and, in turn, high quality earnings. Buyback ratio is the ratio of a company's shares of common stock outstanding 12 months prior to the date of this prospectus divided by a company's shares outstanding as of the business day prior to the date of this prospectus, minus "1."

The Dow(sm) DART 10 Strategy stocks are determined as follows:

Step 1: We rank all 30 stocks contained in the DJIA(sm) by the sum of their dividend yield and buyback ratio as of the business day prior to the date of this prospectus.

Step 2: We then select the 10 stocks with the highest combined dividend yields and buyback ratios for The Dow(sm) DART 10 Strategy.


Based on the composition of the portfolio on the Initial Date of Deposit, the Dow(sm) DART 10 Portfolio is considered a Large-Cap Blend Trust.


The Dow(sm) Target 5 Strategy.

The Dow(sm) Target 5 Strategy invests in stocks with high dividend yields. By selecting stocks with the highest dividend yields, the Strategy seeks to uncover stocks that may be out of favor or undervalued. Investing in stocks with high dividend yields may be effective in achieving the investment objective of the Trust, because regular dividends are common for established companies, and dividends have historically accounted for a large portion of the total return on stocks. The Dow(sm) Target 5 Strategy seeks to amplify this dividend yield strategy by selecting the five lowest priced stocks of the 10 highest dividend-yielding stocks in a particular index.

The Dow(sm) Target 5 Strategy stocks are determined as follows:

Step 1: We rank all 30 stocks contained in the Dow Jones Industrial Average(sm) (DJIA(sm)) by dividend yield as of the business day prior to the date of this prospectus.

Step 2: We then select the 10 highest dividend-yielding stocks from this group.

Step 3: From the 10 stocks selected in Step 2, we select the five stocks with the lowest per share stock price for The Dow(sm) Target 5 Strategy.


Based on the composition of the portfolio on the Initial Date of Deposit, The Dow(sm) Target 5 Portfolio is considered a Large-Cap Value Trust.


Global Target 15 Strategy.

The Global Target 15 Strategy invests in stocks with high dividend yields. By selecting stocks with the highest dividend yields, the Strategy seeks to uncover stocks that may be out of favor or undervalued. The Trust seeks to amplify this dividend yield strategy by selecting the five lowest priced stocks of the 10 highest dividend-yielding stocks in a particular index. The Global Target 15 Strategy stocks are determined as follows:

Step 1: We rank all stocks contained in the DJIA(sm), the Financial Times Industrial Ordinary Share Index ("FT Index") and the Hang Seng Index by dividend yield as of the business day prior to the date of this prospectus in the case of DJIA(sm) stocks or two business days prior to the date of this prospectus in the case of FT Index and Hang Seng Index stocks.

Step 2: We select the 10 highest dividend-yielding stocks in each respective index.

Step 3: We select the five stocks with the lowest per share stock price of the 10 highest-dividend yielding stocks in each respective index as of their respective selection date for the Global Target 15 Strategy.


Based on the composition of the portfolio on the Initial Date of Deposit, the Global Target 15 Portfolio is considered a Large-Cap Value Trust.


Companies which, on or before their respective selection date, are subject to any of the limited circumstances which warrant removal of a Security from a Trust as described under "Removing Securities from a Trust" have been excluded from the Global Target 15 Strategy.

The Nasdaq(R) Target 15 Strategy.

The Nasdaq(R) Target 15 Strategy selects a portfolio of the 15 Nasdaq-100 Index(R) stocks with the best overall ranking on both 12- and 6-month price appreciation, return on assets and price to cash flow as a means to achieving its investment objective. The Nasdaq(R) Target 15 Strategy stocks are determined as follows:

Step 1: We select stocks which are components of the Nasdaq-100 Index(R) as of two business days prior to the date of this prospectus and numerically rank them by 12-month price appreciation (best [1] to worst [100]).

Step 2: We then numerically rank the stocks by six-month price appreciation.

Step 3: The stocks are then numerically ranked by return on assets ratio.

Step 4: We then numerically rank the stocks by the ratio of cash flow per share to stock price.

Step 5: We add up the numerical ranks achieved by each company in the above steps and select the 15 stocks with the lowest sums for The
Nasdaq(R) Target 15 Strategy.

The stocks which comprise The Nasdaq(R) Target 15 Strategy are weighted by market capitalization subject to the restriction that only whole shares are purchased and that no stock will comprise less than 1% or 25% or more of The Nasdaq(R) Target 15 Strategy portion of the portfolio on the date of this prospectus. The Securities will be adjusted on a proportionate basis to accommodate this constraint.


Based on the composition of the portfolio on the Initial Date of Deposit, The Nasdaq(R) Target 15 Portfolio is considered a Large-Cap Growth Trust.


The S&P Target 24 Strategy.

The S&P Target 24 Strategy selects a portfolio of 24 common stocks from the Standard & Poor's 500 Composite Stock Price Index ("S&P 500 Index") which are based on the following steps:

Step 1: All of the economic sectors in the S&P 500 Index are ranked by market capitalization as of two business days prior to the date of this prospectus and the eight largest sectors are selected.

Step 2: The stocks in each of those eight sectors are then ranked among their peers based on three distinct factors:

Factor 1:   Trailing four quarters' return on assets, which is net
income divided by average assets. Those stocks with high return on assets achieve better rankings.

Factor 2:   Buyback yield, which measures the percentage decrease in
common stock outstanding versus one year earlier. Those stocks with greater percentage decreases receive better rankings.

Factor 3:   Bullish interest indicator, which compares the number of
shares traded in months in which the stock price rose to the number of shares traded in months in which the stock price declined. Those stocks with a high bullish interest indicator achieve better rankings.

Step 3:The three stocks from each of the eight sectors with the highest combined ranking on these three factors are selected for The S&P Target 24 Strategy. In the event of a tie within a sector, the stock with the higher market capitalization is selected.

Each stock receives a weighting equivalent to its relative market value among the three stocks from the individual sector. The combined weight of the three stocks for a sector is equal to the sector's equivalent weighting among the eight sectors being selected from.


Based on the composition of the portfolio on the Initial Date of Deposit, The S&P Target 24 Portfolio is considered a Large-Cap Growth Trust.


Target Small-Cap Strategy.

The Target Small-Cap Strategy invests in stocks with small market capitalizations which have recently exhibited certain positive financial attributes. The Target Small-Cap Strategy stocks are determined as follows:

Step 1: We select the stocks of all U.S. corporations which trade on the NYSE, the American Stock Exchange ("AMEX") or The Nasdaq Stock Market ("Nasdaq") (excluding limited partnerships, American Depositary Receipts and mineral and oil royalty trusts) as of two business days prior to the date of this prospectus.

Step 2: We then select companies which have a market capitalization of between $150 million and $1 billion and whose stock has an average daily dollar trading volume of at least $500,000.

Step 3: We next select stocks with positive three-year sales growth.

Step 4: From there we select those stocks whose most recent annual earnings are positive.

Step 5: We eliminate any stock whose price has appreciated by more than 75% in the last 12 months.

Step 6: We select the 40 stocks with the greatest price appreciation in the last 12 months on a relative market capitalization basis (highest to lowest) for the Target Small-Cap Strategy.

For purposes of applying the Target Small-Cap Strategy, market capitalization and average trading volume are based on 1996 dollars which are periodically adjusted for inflation. All steps apply monthly and rolling quarterly data instead of annual figures where possible.


Based on the composition of the portfolio on the Initial Date of Deposit, the Target Small-Cap Portfolio is considered a Small-Cap Blend Trust.


Value Line(R) Target 25 Strategy.

The Value Line(R) Target 25 Strategy invests in 25 of the 100 stocks that Value Line(R) gives a #1 ranking for Timeliness(TM) which have recently exhibited certain positive financial attributes. Value Line(R) ranks 1,700 stocks which represent approximately 95% of the trading volume on all U.S. stock exchanges. Of these 1,700 stocks, only 100 are given their #1 ranking for Timeliness(TM), which measures Value Line's view of their probable price performance during the next six to 12 months relative to the others. Value Line(R) bases their rankings on various factors, including long-term trend of earnings, prices, recent earnings, price momentum, and earnings surprise. The Value Line(R) Target 25 Strategy is determined as follows:

Step 1: We start with the 100 stocks which Value Line(R) at the initial date of deposit gives their #1 ranking for Timeliness(TM), remove the stocks of companies considered to be securities related issuers and the stocks of companies whose shares are not listed on a U.S. securities exchange, and apply the following rankings as of two business days prior to the date of this prospectus.

Step 2: We rank these remaining stocks for consistent growth based on 12-month and 6-month price appreciation (best [1] to worst [100]).

Step 3: We then rank the stocks for profitability by their return on assets.

Step 4: Finally, we rank the stocks for value based on their price to cash flow.

Step 5: We add up the numerical ranks achieved by each company in the above steps and select the 25 stocks with the lowest sums for the Value Line Target 25 Strategy.

The stocks which comprise the Value Line(R) Target 25 Strategy are weighted by market capitalization subject to the restriction that no stock will comprise less than 1% or 25% or more of the Value Line(R) Target 25 Strategy portion of the portfolio on the date of this prospectus. The Securities will be adjusted on a proportionate basis to accommodate this constraint.

Target VIP Strategies.

The Target VIP Strategies invest in the common stocks of companies which are selected by applying separate uniquely specialized strategies. While each of the strategies included in a particular Target VIP Portfolio also seeks to provide an above-average total return, each follows a different investment strategy. Each Target VIP Portfolio seeks to outperform the S&P 500 Index. Each Target VIP Portfolio provides investors with exposure to both growth and value stocks, as well as several different sectors of the worldwide economy. We believe this approach offers investors a better opportunity for investment success regardless of which investment styles prevail in the market.

Target VIP Strategy.

The composition of the Target VIP Strategy on the Initial Date of Deposit is as follows:

- Approximately 1/6 common stocks which comprise The Dow(sm) DART 5
Strategy;

- Approximately 1/6 common stocks which comprise the European Target 20
Strategy;

- Approximately 1/6 common stocks which comprise The Nasdaq(R) Target 15
Strategy;

- Approximately 1/6 common stocks which comprise The S&P Target 24
Strategy;

- Approximately 1/6 common stocks which comprise the Target Small-Cap Strategy; and

- Approximately 1/6 common stocks which comprise the Value Line(R) Target 25 Strategy.

The Securities which comprise The Nasdaq(R) Target 15 Strategy, The S&P Target 24 Strategy, the Target Small-Cap Strategy and the Value Line(R) Target 25 Strategy were chosen by applying the same selection criteria set forth above. The Securities which comprise The Dow(sm) DART 5 Strategy and the European Target 20 Strategy were selected as follows:

The Dow(sm) Dividend and Repurchase Target 5 Strategy.

The Dow(sm) DART 5 Strategy selects a portfolio of DJIA(sm)" stocks with high dividend yields and/or high buyback ratios and high return on assets, as a means to achieving the Strategy's investment objective. By analyzing dividend yields, the Strategy seeks to uncover stocks that may be out of favor or undervalued. More recently, many companies have turned to stock reduction programs as a tax efficient way to bolster their stock prices and reward shareholders. Companies which have reduced their shares through a share buyback program may provide a strong cash flow position and, in turn, high quality earnings. Buyback ratio is the ratio of a company's shares of common stock outstanding 12 months prior to the date of this prospectus divided by a company's shares outstanding as of the business day prior to the date of this prospectus, minus "1."

The Dow(sm) DART 5 Strategy stocks are determined as follows:

Step 1: We rank all 30 stocks contained in the DJIA(sm) by the sum of their dividend yield and buyback ratio as of the business day prior to the date of this prospectus.

Step 2: We then select the 10 stocks with the highest combined dividend yields and buyback ratios.

Step 3: From the 10 stocks selected in Step 2, we select the five stocks with the greatest increase in the percentage change in return on assets in the most recent year as compared to the previous year for The Dow(sm) DART 5 Strategy.

European Target 20 Strategy.

The European Target 20 Strategy invests in stocks with high dividend yields. By selecting stocks with the highest dividend yields, the Strategy seeks to uncover stocks that may be out of favor or undervalued. The European Target 20 Strategy is determined as follows:

Step 1: We rank the 120 largest companies based on market capitalization which are headquartered in Austria, Belgium, Denmark, Finland, France, Germany, Greece, Ireland, Italy, the Netherlands, Norway, Portugal, Spain, Sweden, Switzerland and the United Kingdom by dividend yield as of three business days prior to the date of this prospectus.

Step 2: We select the 20 highest dividend-yielding stocks for the European Target 20 Strategy.

During the initial offering period, the Target VIP Portfolio will not invest more than 5% of its portfolio in shares of any one securities-related issuer contained in the European Target 20 Strategy.

Target VIP Aggressive Equity Strategy.

The composition of the Target VIP Aggressive Equity Strategy on the Initial Date of Deposit is as follows:

- Approximately 20% common stocks which comprise The Dow(sm) DART 10
Strategy;

- Approximately 10% common stocks which comprise the Global Target 15
Strategy;

- Approximately 15% common stocks which comprise The Nasdaq(R) Target 15
Strategy;

- Approximately 30% common stocks which comprise The S&P Target 24
Strategy;

- Approximately 25% common stocks which comprise the Value Line(R) Target 25 Strategy.

The Securities which comprise each of the five strategies which make up the Target VIP Aggressive Equity Strategy were chosen by applying the same selection criteria set forth above.


Based on the composition of the portfolio on the Initial Date of Deposit, the Target VIP Aggressive Equity Portfolio is considered a Large-Cap Blend Trust.


Target VIP Conservative Equity Strategy.

The composition of the Target VIP Conservative Equity Strategy on the Initial Date of Deposit is as follows:

- Approximately 30% common stocks which comprise The Dow(sm) DART 10
Strategy;

- Approximately 10% common stocks which comprise the Global Target 15
Strategy;

- Approximately 50% common stocks which comprise The S&P Target 24
Strategy;

- Approximately 10% common stocks which comprise the Value Line(R) Target 25 Strategy.

The Securities which comprise each of the four strategies which make up the Target VIP Conservative Strategy were chosen by applying the same selection criteria set forth above.


Based on the composition of the portfolio on the Initial Date of Deposit, the Target VIP Conservative Equity Portfolio is considered a Large-Cap Blend Trust.


Please note that we applied the strategy or strategies which make up the portfolio for each Trust at a particular time. If we create additional Units of a Trust after the Initial Date of Deposit we will deposit the Securities originally selected by applying the strategy at such time. This is true even if a later application of a strategy would have resulted in the selection of different securities. In addition, companies which, based on publicly available information as of two business days prior to the date of this prospectus, are the subject of an announced business combination which we expect will happen within six months of the date of this prospectus have been excluded from the universe of securities from which each Trust's Securities are selected.

The style and capitalization characteristics used to describe the Trusts are designed to help you better understand how a Trust fits into your overall investment plan. These characteristics are determined by the Sponsor as of the Initial Date of Deposit and, due to changes in the value of the Securities, may vary thereafter. In addition, from time to time, analysts and research professionals may apply different criteria to determine a Security's style and capitalization characteristics, which may result in designations which differ from those arrived at by the Sponsor. In general, growth portfolios include stocks with high relative price-to-book ratios while value portfolios include stocks with low relative price-to-book ratios. At least 65% of the stocks in a Trust on the Initial Date of Deposit must fall into either the growth or value category to receive the designation. Trusts that do not meet this criteria are designated as blend Trusts. Both the weighted average market capitalization of a Trust and at least half of the Securities in the Trust must fall into the following ranges to determine its market capitalization designation: Small-Cap-less than $1 billion; Mid-Cap-$1 billion to $5 billion; Large-Cap-over $5 billion. A Trust, however, may contain individual stocks that do not fall into its stated style or market capitalization designation.

"Dow Jones Industrial Average(sm) ," "Dow(sm)" and "DJIA(sm)" are service marks of Dow Jones & Company, Inc. ("Dow Jones") and have been licensed for use for certain purposes by First Trust Advisors L.P., an affiliate of ours. Dow Jones does not endorse, sell or promote any of the Trusts, in particular The Dow(sm) DART 5 Strategy, The Dow(sm) DART 10 Portfolio, the Target VIP Portfolio, the Target VIP Aggressive Equity Portfolio and the Target VIP Conservative Equity Portfolio. Dow Jones makes no representation regarding the advisability of investing in such products. Except as noted herein, Dow Jones has not given us a license to use its index.

"S&P," "S&P 500," and "Standard & Poor's" are trademarks of The McGraw-Hill Companies, Inc. and have been licensed for use by us. The S&P Target 10 Portfolio, The S&P Target 24 Portfolio, the Target VIP Portfolio, the Target VIP Aggressive Equity Portfolio, and the Target VIP Conservative Equity Portfolio are not sponsored, endorsed, sold or promoted by Standard & Poor's and Standard & Poor's makes no representation regarding the advisability of investing in such Strategy. Please see the Information Supplement which sets forth certain additional disclaimers and limitations of liabilities on behalf of Standard & Poor's.

"Value Line(R)," "The Value Line Investment Survey," and "Value Line Timeliness(TM) Ranking System" are registered trademarks of Value Line Securities, Inc. or Value Line Publishing, Inc. that have been licensed to First Trust Portfolios L.P. The Target VIP Portfolio, the Target VIP Aggressive Equity Portfolio, the Target VIP Conservative Equity Portfolio and the Value Line(R) Target 25 Portfolio are not sponsored, recommended, sold or promoted by Value Line Publishing, Inc., Value Line, Inc. or Value Line Securities, Inc. ("Value Line"). Value Line makes no representation regarding the advisability of investing in the Trusts.

The publishers of the DJIA(sm), FT Index, Hang Seng Index, MSCI Europe Index, The Nasdaq Stock Market, Inc., Standard & Poor's and the Ibbotson Small-Cap Index are not affiliated with us and have not participated in creating the Trusts or selecting the Securities for the Trusts. Except as noted herein, none of the index publishers have approved of any of the information in this prospectus.

                            Risk Factors

Price Volatility. The Trusts invest in common stocks. The value of a Trust's Units will fluctuate with changes in the value of these common stocks. Common stock prices fluctuate for several reasons including changes in investors' perceptions of the financial condition of an issuer or the general condition of the relevant stock market, such as the current market volatility, or when political or economic events affecting the issuers occur. In addition, common stock prices may be particularly sensitive to rising interest rates, as the cost of capital rises and borrowing costs increase.

Because the Trusts are not managed, the Trustee will not sell stocks in response to or in anticipation of market fluctuations, as is common in managed investments. As with any investment, we cannot guarantee that the performance of any Trust will be positive over any period of time, especially the relatively short 15-month life of the Trusts, or that you won't lose money. Units of the Trusts are not deposits of any bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

Trusts which use dividend yield as a selection criterion employ a contrarian strategy in which the Securities selected share qualities that have caused them to have lower share prices or higher dividend yields than other common stocks in their peer group. There is no assurance that negative factors affecting the share price or dividend yield of these Securities will be overcome over the life of such Trusts or that these Securities will increase in value.

All of the Securities in the Target Small-Cap Portfolio and certain of the Securities in the Target VIP Portfolio, the Target VIP Aggressive Equity Portfolio, the Target VIP Conservative Equity Portfolio and the Value Line Target 25 Portfolio are issued by companies with market capitalizations of less than $1 billion. Smaller companies present some unique investment risks. Small-caps may have limited product lines, as well as shorter operating histories, less experienced management and more limited financial resources than larger companies. Stocks of smaller companies may be less liquid than those of larger companies and may experience greater price fluctuations than larger companies. In addition, small-cap stocks may not be widely followed by the investment community, which may result in low demand.


Three of the Securities in The Nasdaq (R) Target 15 Portfolio and one of the Securities in the Value Line(R) Target 25 Portfolio represent approximately 64.88% and 24.99%, respectively, of the value of each Trust. If these stocks decline in value you may lose a substantial portion of your investment.


Dividends. There is no guarantee that the issuers of the Securities will declare dividends in the future or that if declared they will either remain at current levels or increase over time.


Consumer Products Industry. Because more than 20% of The Dow(sm) DART 10 Portfolio, Target VIP Aggressive Equity Portfolio, Target VIP Conservative Equity Portfolio and Value Line(R) Target 25 Portfolio are each invested in consumer products companies, these Trusts are considered to be concentrated in the consumer products industry. A portfolio concentrated in a single industry may present more risks than a portfolio which is broadly diversified over several industries. General risks of these companies include cyclicality of revenues and earnings, economic recession, currency fluctuations, changing consumer tastes, extensive competition, product liability litigation and increased governmental regulation. Generally, spending on consumer products is affected by the economic health of consumers. A weak economy and its effect on consumer spending would adversely affect consumer products companies.

Industrials. The Global Target 15 Portfolio and the Target Small-Cap Portfolio are each considered to be concentrated in industrial stocks. General risks of industrial companies include the general state of the economy, intense competition, consolidation, domestic and international politics, excess capacity and consumer spending trends. In addition, they may also be significantly affected by overall capital spending levels, economic cycles, technical obsolescence, delays in modernization, labor relations, government regulations and e-commerce initiatives.

Industrial companies may also be affected by factors more specific to their individual industries. Industrial machinery manufacturers may be subject to declines in consumer demand and the need for modernization. Aerospace and defense companies may be influenced by decreased demand for new equipment, aircraft order cancellations, changes in aircraft-leasing contracts and cutbacks in profitable business travel. Agricultural equipment businesses may be influenced by fluctuations in farm income, farm commodity prices, government subsidies and weather conditions. The number of housing starts, levels of public and non-residential construction including weakening demand for new office and retail space, and overall construction spending may adversely affect construction equipment manufacturers, while overproduction, consolidation and weakening global economies may lead to deteriorating sales for auto and truck makers and their suppliers.

Technology Industry. The Nasdaq(R) Target 15 Portfolio is considered to be concentrated in the technology industry. Technology companies are generally subject to the risks of rapidly changing technologies; short product life cycles; fierce competition; aggressive pricing; frequent introduction of new or enhanced products; the loss of patent, copyright and trademark protections; cyclical market patterns; evolving industry standards; and frequent new product introductions. Technology companies may be smaller and less experienced companies, with limited product lines, markets or financial resources. Technology company stocks have experienced extreme price and volume fluctuations that are often unrelated to their operating performance, and have lately experienced significant market declines in their share values. Also, the stocks of many Internet companies have exceptionally high price-to-earnings ratios with little or no earnings histories.

Telecommunications Industry. The Dow(sm) Target 5 Portfolio is considered to be concentrated in the telecommunications industry. The market for high technology communications products and services is characterized by rapidly changing technology, rapid product obsolescence or loss of patent protection, cyclical market patterns, evolving industry standards and frequent new product introductions. Certain communications/bandwidth companies are subject to substantial governmental regulation, which among other things, regulates permitted rates of return and the kinds of services that a company may offer. The communications industry has experienced substantial deregulation in recent years. Deregulation may lead to fierce competition for market share and can have a negative impact on certain companies. Competitive pressures are intense and communications stocks can experience rapid volatility.

Companies involved in the communications sector are currently in the midst of an industry-wide slowdown. Inability to secure additional customers, decreases in sales of network infrastructure, decreases in purchases from existing customers, overcapacity and oversupply in the industry, saturation of several key markets and weak subscriber growth have all contributed to the current industry weakness. Local phone markets have been pressured by a weak economy and by a shift to wireless phones and the Internet. In addition, sales of luxury items like second phone lines and high-speed Internet access have slowed, while pricing pressure and competition have intensified. To meet increasing competition, companies may have to commit substantial capital, particularly in the formulation of new products and services using new technology. As a result, many companies have been compelled to cut costs by reducing their workforce, outsourcing, consolidating and/or closing existing facilities and divesting low selling product lines.

Several recent high profile bankruptcies have called attention to the potentially unstable financial condition of communications companies. These bankruptcies have resulted at least in part from declines in revenues, increases in company debt and difficulties obtaining necessary capital. Certain companies involved in the industry have also faced scrutiny for overstating financial reports and the subsequent turnover of high ranking company officials.


Strategy. Please note that we applied the strategy or strategies which make up the portfolio for each Trust at a particular time. If we create additional Units of a Trust after the Initial Date of Deposit we will deposit the Securities originally selected by applying the strategy at such time. This is true even if a later application of a strategy would have resulted in the selection of different securities. There is no guarantee the strategy or the investment objective of a Trust will be achieved. The actual performance of the Trusts will be different than the hypothetical returns of each Trust's comparative index. Because the Trusts are unmanaged and follow a strategy, the Trustee will not buy or sell Securities in the event a strategy is not achieving the desired results.

Legislation/Litigation. From time to time, various legislative initiatives are proposed in the United States and abroad which may have a negative impact on certain of the companies represented in the Trusts. In addition, litigation regarding any of the issuers of the Securities, such as that concerning Altria Group, Inc., or any of the industries represented by these issuers, may negatively impact the share prices of these Securities. We cannot predict what impact any pending or threatened litigation will have on the share prices of the Securities.


Foreign Stocks. Certain of the Securities in the Global Target 15 Portfolio, The Nasdaq(R) Target 15 Portfolio, the Target VIP Portfolio, the Target VIP Aggressive Equity Portfolio, and the Target VIP Conservative Equity Portfolio are issued by foreign companies, which makes these Trusts subject to more risks than if they invested solely in domestic common stocks. These Securities are directly listed on either a U.S. securities exchange or a foreign securities exchange or are in the form of American Depositary Receipts ("ADRs") which are listed on a U.S. securities exchange. Risks of foreign common stocks include higher brokerage costs; different accounting standards; expropriation, nationalization or other adverse political or economic developments; currency devaluations, blockages or transfer restrictions; restrictions on foreign investments and exchange of securities; inadequate financial information; lack of liquidity of certain foreign markets; and less government supervision and regulation of exchanges, brokers, and issuers in foreign countries.


The purchase and sale of the foreign Securities, other than ADRs and foreign securities listed on a U.S. securities exchange, will generally occur only in foreign securities markets. Although we do not believe that the Trusts will have problems buying and selling these Securities, certain of the factors stated above may make it impossible to buy or sell them in a timely manner. Custody of certain of the Securities in the Global Target 15 Portfolio, Target VIP Portfolio, Target VIP Aggressive Equity Portfolio and Target VIP Conservative Equity Portfolio is maintained by Clearstream Banking, a global custody and clearing institution which has entered into a sub-custodian relationship with the Trustee.

United Kingdom. The Global Target 15 Portfolio is considered to be concentrated in common stocks of U.K. issuers. The United Kingdom is one of 15 members of the European Union ("EU") which was formed by the Maastricht Treaty on European Union. It is expected that the Treaty will have the effect of eliminating most remaining trade barriers between the member nations and make Europe one of the largest common markets in the world. However, the uncertain implementation of the Treaty provisions and recent rapid political and social change throughout Europe make the extent and nature of future economic development in the United Kingdom and Europe and their effect on Securities issued by U.K. issuers impossible to predict.

Unlike a majority of EU members, the United Kingdom did not convert its currency to the common European currency, the euro, on January 1, 1999. All companies with significant markets or operations in Europe face strategic challenges as these entities adapt to a single currency. The euro conversion may materially impact revenues, expenses or income; increase competition; affect issuers' currency exchange rate risk and derivatives exposure; cause issuers to increase spending on information technology updates; and result in potentially adverse tax consequences. We cannot predict when or if the United Kingdom will convert to the euro or what impact the implementation of the euro throughout a majority of EU countries will have on U.K. or European issuers.

Hong Kong. The Global Target 15 Portfolio is also considered to be concentrated in common stocks of Hong Kong issuers. Hong Kong issuers are subject to risks related to Hong Kong's political and economic environment, the volatility of the Hong Kong stock market, and the concentration of real estate companies in the Hang Seng Index. Hong Kong reverted to Chinese control on July 1, 1997 and any increase in uncertainty as to the future economic and political status of Hong Kong, or a deterioration of the relationship between China and the United States, could have negative implications on stocks listed on the Hong Kong stock market. Securities prices on the Hong Kong Stock Exchange, and specifically the Hang Seng Index, can be highly volatile and are sensitive to developments in Hong Kong and China, as well as other world markets.

Exchange Rates. Because securities of foreign issuers not listed on a U.S. securities exchange generally pay dividends and trade in foreign currencies, the U.S. dollar value of these Securities (and therefore Units of the Trusts containing securities of foreign issuers) will vary with fluctuations in foreign exchange rates. Most foreign currencies have fluctuated widely in value against the U.S. dollar for various economic and political reasons. The conversion by 11 of the 15 EU members of their national currencies to the euro could negatively impact the market rate of exchange between such currencies (or the euro) and the U.S. dollar.

To determine the value of foreign Securities or their dividends, the Evaluator will estimate current exchange rates for the relevant currencies based on activity in the various currency exchange markets. However, these markets can be quite volatile, depending on the activity of the large international commercial banks, various central banks, large multi-national corporations, speculators and other buyers and sellers of foreign currencies. Since actual foreign currency transactions may not be instantly reported, the exchange rates estimated by the Evaluator may not reflect the amount the Trusts would receive, in U.S. dollars, had the Trustee sold any particular currency in the market.

                  Hypothetical Performance Information

The following tables compare hypothetical performance information for the strategies employed by each Trust and the actual performances of the DJIA(sm), Nasdaq-100 Index(R), S&P 500 Index, FT Index, Hang Seng Index, Ibbotson Small-Cap Index, MSCI Europe Index and a combination of the DJIA(sm), FT Index and Hang Seng Index (the "Cumulative International Index Returns") in each of the full years listed below (and as of the most recent quarter).

These hypothetical returns should not be used to predict future performance of the Trusts. Returns from a Trust will differ from its strategy for several reasons, including the following:

- Total Return figures shown do not reflect commissions paid by a Trust on the purchase of Securities or taxes incurred by you.

- Strategy returns are for calendar years (and through the most recent quarter), while the Trusts begin and end on various dates.

- Trusts have a maturity longer than one year.

- Trusts may not be fully invested at all times or equally weighted in each of the strategies or the stocks comprising their respective strategy or strategies.

- Securities are often purchased or sold at prices different from the closing prices used in buying and selling Units.

- For Trusts investing in foreign Securities, currency exchange rates may differ.

You should note that the Trusts are not designed to parallel movements in any index and it is not expected that they will do so. In fact, each Trust's strategy underperformed its comparative index, or combination thereof, in certain years and we cannot guarantee that a Trust will outperform its respective index over the life of a Trust or over consecutive rollover periods, if available. Each index differs widely in size and focus, as described below.

DJIA(sm). The DJIA(sm) consists of 30 U.S. stocks chosen by the editors of The Wall Street Journal as being representative of the broad market and of American industry. Changes in the component stocks of the DJIA(sm) are made entirely by the editors of The Wall Street Journal without consulting the companies, the stock exchange or any official agency. For the sake of continuity, changes are made rarely.

Nasdaq-100 Index(R). The Nasdaq-100 Index(R) consists of the 100 largest and most active non-financial domestic and international companies listed on the Nasdaq National Market System.

S&P 500 Index. The S&P 500 Index consists of 500 stocks chosen by
Standard and Poor's to be representative of the leaders of various industries.

Financial Times Industrial Ordinary Share Index. The FT Index consists of 30 common stocks chosen by the editors of The Financial Times as being representative of British industry and commerce.

Hang Seng Index. The Hang Seng Index consists of 33 of the stocks currently listed on the Stock Exchange of Hong Kong Ltd. and is intended to represent four major market sectors: commerce and industry, finance, property and utilities.

Ibbotson Small-Cap Index. The Ibbotson Small-Cap Index is a market capitalization weighted index of the ninth and tenth deciles of the New York Stock Exchange, plus stocks listed on the American Stock Exchange and over-the-counter with the same or less capitalization as the upper bound of the NYSE ninth decile.

MSCI Europe Index. The MSCI Europe Index is an equity market capitalization weighted index consisting of over 500 companies from all of the developed markets in Europe.

                               COMPARISON OF TOTAL RETURN(2)

(Strategy figures reflect the deduction of sales charges and expenses but not brokerage commissions or taxes.)

                         Hypothetical Strategy Total Returns(1)

           The         The                     The
           Dow(sm)     Dow(sm)     Global      Nasdaq(R)   The S&P
           DART 10     Target 5    Target 15   Target 15   Target 24
Year       Strategy    Strategy    Strategy    Strategy    Strategy
----       --------    --------    ---------   ---------   ---------
1972        19.75%      18.86%
1973        -4.68%      17.20%
1974        -9.45%      -7.72%
1975        54.51%      61.17%
1976        32.21%      37.77%
1977        -4.37%       2.96%
1978        -4.37%      -1.23%
1979        10.36%       7.22%
1980        21.98%      38.49%      47.73%
1981        -0.46%       0.70%      -2.49%
1982        24.60%      40.14%      -5.25%
1983        37.40%      33.28%      12.85%
1984         3.67%       8.48%      26.91%
1985        36.29%      35.20%      50.75%
1986        38.89%      27.89%      35.02%      18.93%      17.97%
1987         2.71%       8.06%      14.73%      11.41%       1.52%
1988        16.28%      18.64%      21.38%      -3.06%       4.36%
1989        25.62%       7.92%      13.21%      34.32%      22.28%
1990        -1.20%     -17.87%       0.62%      -7.78%       6.53%
1991        40.76%      58.47%      37.28%     105.33%      40.08%
1992         5.95%      20.04%      23.72%      -2.62%      -1.56%
1993        18.38%      30.95%      62.19%      25.66%       8.14%
1994        -2.28%       5.68%      -9.67%       7.87%       5.02%
1995        35.13%      27.50%      10.72%      50.56%      39.03%
1996        31.97%      23.28%      18.16%      56.70%      31.25%
1997        22.81%      17.17%      -8.80%      32.16%      30.14%
1998        17.21%       9.70%      10.77%     118.99%      39.68%
1999        15.74%      -9.57%       6.22%      96.71%      40.67%
2000         8.04%       8.45%       2.54%     -16.95%       3.75%
2001       -15.85%      -5.06%      -1.21%     -26.74%     -10.89%
2002       -18.02%     -12.84%     -14.33%     -26.47%     -19.23%
2003         2.88%       8.38%      23.77%      23.31%      10.01%
(thru 9/30)

                               Target VIP  Target VIP    Value
         Target      Target    Aggressive  Conservative  Line(R)
         Small-Cap   VIP       Equity      Equity        Target 25
Year     Strategy    Strategy  Strategy    Strategy      Strategy
____     _________   ________  __________  ____________  ________
1972       8.94%
1973     -27.05%
1974     -36.71%
1975      37.12%
1976      42.61%
1977      13.55%
1978      14.84%
1979      37.76%
1980      58.67%
1981     -11.75%
1982      48.10%
1983      28.16%
1984      -3.51%
1985      47.65%                                          31.65%
1986      20.57%      26.10%    23.60%      25.34%        19.74%
1987      12.29%       9.39%     8.19%       4.59%        16.53%
1988      20.41%       6.82%     3.76%       8.15%        -9.42%
1989      23.29%      31.98%    29.61%      24.62%        45.87%
1990      -1.37%      -0.06%     1.24%       3.16%         2.96%
1991      56.28%      56.14%    60.32%      44.17%        83.10%
1992      24.97%       3.50%     1.93%       3.01%        -2.61%
1993      19.71%      21.48%    22.29%      18.18%        24.96%
1994      -0.35%       2.27%     4.44%       2.07%        13.18%
1995      38.62%      42.40%    40.30%      36.22%        52.19%
1996      32.02%      37.86%    39.55%      32.35%        54.39%
1997      13.98%      25.70%    25.94%      24.32%        34.10%
1998      -0.61%      50.82%    56.81%      35.04%        90.83%
1999      10.25%      48.28%    58.23%      36.71%       111.66%
2000       2.87%      -4.79%    -2.40%       3.34%       -10.90%
2001      -3.83%     -11.36%   -10.68%     -10.42%         0.03%
2002     -16.27%     -21.54%   -20.88%     -18.95%       -23.98%
2003      32.15%      17.52%    15.69%      10.69%        25.33%
(thru 9/30)

                            Comparison of Total Return (2)

                                   Index Total Returns
                                                                            Cumulative
                    Nasdaq-                         Hang       Ibbotson     International
                    100        S&P 500    FT        Seng       Small-Cap    Index
Year      DJIA(sm)  Index(R)   Index      Index     Index      Index        Returns(3)
____      _______   _________  _______    ________  ______     _________    _____________
1972       18.38%               18.89%                           4.43%
1973      -13.20%              -14.57%                         -30.90%
1974      -23.64%              -26.33%                         -19.95%
1975       44.46%               36.84%                          52.82%
1976       22.80%               23.64%                          57.38%
1977      -12.91%               -7.25%                          25.38%
1978        2.66%                6.49%                          23.46%
1979       10.60%               18.22%                          43.46%
1980       21.90%               32.11%     31.77%    65.48%     38.88%       39.72%
1981       -3.61%               -4.92%     -5.30%   -12.34%     13.88%       -7.08%
1982       26.85%               21.14%      0.42%   -48.01%     28.01%       -6.91%
1983       25.82%               22.28%     21.94%    -2.04%     39.67%       15.24%
1984        1.29%                6.22%      2.15%    42.61%     -6.67%       15.35%
1985       33.28%               31.77%     54.74%    50.95%     24.66%       46.32%
1986       27.00%     6.89%     18.31%     24.36%    51.16%      6.85%       34.18%
1987        5.66%    10.49%      5.33%     37.13%    -6.84%     -9.30%       11.99%
1988       16.03%    13.54%     16.64%      9.00%    21.04%     22.87%       15.36%
1989       32.09%    26.17%     31.35%     20.07%    10.59%     10.18%       20.92%
1990       -0.73%   -10.41%     -3.30%     11.03%    11.71%    -21.56%        7.34%
1991       24.19%    64.99%     30.40%      8.77%    50.68%     44.63%       27.88%
1992        7.39%     8.86%      7.62%     -3.13%    34.73%     23.35%       12.99%
1993       16.87%    11.67%      9.95%     19.22%   124.95%     20.98%       53.68%
1994        5.03%     1.74%      1.34%      1.97%   -29.34%      3.11%       -7.45%
1995       36.67%    43.01%     37.22%     16.21%    27.52%     34.66%       26.80%
1996       28.71%    42.74%     22.82%     18.35%    37.86%     17.62%       28.31%
1997       24.82%    20.76%     33.21%     14.78%   -17.69%     22.78%        7.30%
1998       18.03%    85.43%     28.57%     12.32%    -2.60%     -7.38%        9.25%
1999       27.06%   102.08%     20.94%     15.14%    71.34%     28.96%       37.85%
2000       -4.70%   -36.82%     -9.08%    -16.14%    -9.32%     -3.87%      -10.05%
2001       -5.45%   -32.62%    -11.88%    -22.81%   -22.45%     22.13%      -16.90%
2002      -14.94%   -37.53%    -22.04%    -29.33%   -15.52%    -13.25%      -19.93%
2003       13.02%    32.61%     14.63%      7.74%    25.97%     37.63%       15.58%
(thru 9/30)

________________

(1) The Strategy stocks for each Strategy for a given year consist of the common stocks selected by applying the respective Strategy as of the beginning of the period (and not the date the Trusts actually sell Units).

(2) Total Return represents the sum of the change in market value of each group of stocks between the first and last trading day of a period plus the total dividends paid on each group of stocks during such period divided by the opening market value of each group of stocks as of the first trading day of a period. Total Return figures assume that all dividends are reinvested semi-annually (except the FT Index and Hang
Seng Index from 12/31/79 through 12/31/86, during which time annual reinvestment was assumed, and the MSCI Europe Index, which until 12/29/2000 assumed monthly reinvestment of dividends, and since
1/01/2001 assumes daily reinvestment of dividends) and all returns are stated in terms of U.S. dollars. Strategy figures reflect the deduction of sales charges and expenses but have not been reduced by estimated brokerage commissions paid by Trusts in acquiring Securities or any taxes incurred by investors. Based on the year-by-year returns contained in the tables, over the full years as listed above, The Dow(sm) DART 10 Strategy, The Dow(sm) Target 5 Strategy, the Global Target 15 Strategy, The Nasdaq(R) Target 15 Strategy, The S&P Target 24 Strategy, the Target Small-Cap Strategy, the Target VIP Strategy, the Target VIP Aggressive Equity Strategy, the Target VIP Conservative Equity Strategy and The Value Line(R) Target 25 Strategy achieved an average annual total return of 13.39%, 14.92%, 13.69%, 21.10%, 13.71%, 14.03%, 16.92%, 17.73%,
14.60% and 24.85%, respectively. In addition, over this period, each individual strategy achieved a greater average annual total return than that of its corresponding index, the DJIA(sm); the Nasdaq-100 Index(R); the S&P 500 Index (from 01/01/72 through 12/31/02); the S&P 500 Index (from 01/01/80 through 12/31/02); the S&P 500 Index (from 01/01/85 through 12/31/02); the S&P 500 Index (from 01/01/86 through 12/31/02);
the Ibbotson Small-Cap Index; or the combination of the DJIA(sm), the FT Index and the Hang Seng Index (the "Cumulative International Index"), which were 11.52%, 12.67%, 10.83%, 12.93%, 12.47%, 11.43%, 13.80% and
13.14%, respectively.

(3) Cumulative International Index Returns represent the weighted average of the annual returns of the stocks contained in the FT Index, Hang Seng Index and DJIA(sm). The Cumulative International Index Returns are weighted in the same proportions as the index components appear in the Global Target 15 Portfolio. For instance, the Cumulative International Index is weighted as follows: DJIA(sm), 33-1/3%; FT Index, 33-1/3%; Hang Seng Index, 33-1/3%. Cumulative International Index Returns do not represent an actual index.

           PAST PERFORMANCE IS NO GUARANTEE OF FUTURE RESULTS.

                                Public Offering

The Public Offering Price.

You may buy Units at the Public Offering Price, the price per Unit of which is comprised of the following:

- The aggregate underlying value of the Securities;

- The amount of any cash in the Income and Capital Accounts;

- Dividends receivable on Securities; and

- The maximum sales charge (which combines an initial upfront sales charge, a deferred sales charge and the creation and development fee).

The price you pay for your Units will differ from the amount stated under "Summary of Essential Information" due to various factors, including fluctuations in the prices of the Securities, changes in the relevant currency exchange rates, changes in the applicable commissions, stamp taxes, custodial fees and other costs associated with foreign trading, and changes in the value of the Income and/or Capital Accounts.

Although you are not required to pay for your Units until three business days following your order (the "date of settlement"), you may pay before then. You will become the owner of Units ("Record Owner") on the date of settlement if payment has been received. If you pay for your Units before the date of settlement, we may use your payment during this time and it may be considered a benefit to us, subject to the limitations of the Securities Exchange Act of 1934.

Organization Costs. Securities purchased with the portion of the Public Offering Price intended to be used to reimburse the Sponsor for a Trust's organization costs (including costs of preparing the registration statement, the Indenture and other closing documents, registering Units with the Securities and Exchange Commission ("SEC") and states, the initial audit of each Trust's statement of net assets, legal fees and the initial fees and expenses of the Trustee) will be purchased in the same proportionate relationship as all the Securities contained in a Trust. Securities will be sold to reimburse the Sponsor for a Trust's organization costs at the end of the initial offering period (a significantly shorter time period than the life of the Trusts). During the initial offering period, there may be a decrease in the value of the Securities. To the extent the proceeds from the sale of these Securities are insufficient to repay the Sponsor for Trust organization costs, the Trustee will sell additional Securities to allow a Trust to fully reimburse the Sponsor. In that event, the net asset value per Unit of a Trust will be reduced by the amount of additional Securities sold. Although the dollar amount of the reimbursement due to the Sponsor will remain fixed and will never exceed the per Unit amount set forth for a Trust in "Notes to Statements of Net Assets," this will result in a greater effective cost per Unit to Unit holders for the reimbursement to the Sponsor. To the extent actual organization costs are less than the estimated amount, only the actual organization costs will be deducted from the assets of a Trust. When Securities are sold to reimburse the Sponsor for organization costs, the Trustee will sell Securities, to the extent practicable, which will maintain the same proportionate relationship among the Securities contained in a Trust as existed prior to such sale.

Minimum Purchase.

The minimum amount you can purchase of a Trust is $1,000 worth of Units ($500 if you are purchasing Units for your Individual Retirement Account or any other qualified retirement plan).

Transactional Sales Charge.

The transactional sales charge you will pay has both an initial and a deferred component. The initial sales charge, which you will pay at the time of purchase, is equal to the difference between the maximum sales charge of 2.95% of the Public Offering Price and the sum of the maximum remaining deferred sales charge and creation and development fee (initially $.195 per Unit). This initial sales charge is equal to approximately 1.00% of the Public Offering Price of a Unit, but will vary from 1.00% depending on the purchase price of your Units and as deferred sales charge and creation and development fee payments are made. When the Public Offering Price per Unit exceeds $10.00, the initial sales charge will exceed 1.00% of the Public Offering Price. After the initial offering period, the initial sales charge will be reduced by the amount of the creation and development fee.

Monthly Deferred Sales Charge. In addition, three monthly deferred sales charges of approximately $.0484 per Unit will be deducted from a Trust's assets on approximately the twentieth day of each month from April 20, 2004 through June 18, 2004. If you buy Units at a price of less than $10.00 per Unit, the dollar amount of the deferred sales charge will not change, but the deferred sales charge on a percentage basis will be more than 1.45% of the Public Offering Price.

Discounts for Certain Persons.

If you invest at least $50,000 (except if you are purchasing for "Fee Accounts" as described below) the maximum sales charge is reduced, as follows:

       If you invest                          Your maximum sales
       (in thousands)*                        charge will be
       _______________                        ____________
       $50 but less than $100                 2.70%
       $100 but less than $150                2.45%
       $150 but less than $500                2.10%
       $500 but less than $1,000              1.95%
       $1,000 or more                         1.20%

*The breakpoints will be adjusted to take into consideration purchase orders stated in dollars which cannot be completely fulfilled due to the requirement that only whole Units be issued.

The reduced sales charge for quantity purchases will apply only to purchases made by the same person on any one day from any one dealer. To help you reach the above levels, you can combine the Units you purchase of the Trusts in this prospectus with any other same day purchases of other trusts for which we are Principal Underwriter and are currently in the initial offering period. In addition, we will also consider Units you purchase in the name of your spouse or child under 21 years of age to be purchases by you. The reduced sales charges will also apply to a trustee or other fiduciary purchasing Units for a single trust estate or single fiduciary account. You must inform your dealer of any combined purchases before the sale in order to be eligible for the reduced sales charge. Any reduced sales charge is the responsibility of the party making the sale.

You may use your Rollover proceeds from a previous series of a Trust, termination proceeds from other unit investment trusts with a similar strategy as a Trust, or redemption or termination proceeds from any unit investment trust we sponsor to purchase Units of a Trust during the initial offering period at the Public Offering Price less 1.00% (for purchases of $1,000,000 or more, the maximum sales charge will be limited to 1.20% of the Public Offering Price), but you will not be eligible to receive the reduced sales charges described in the above table. Please note that if you purchase Units of a Trust in this manner using redemption proceeds from trusts which assess the amount of any remaining deferred sales charge at redemption, you should be aware that any deferred sales charge remaining on these units will be deducted from those redemption proceeds.

Investors purchasing Units through registered broker/dealers who charge periodic fees in lieu of commissions or who charge for financial planning, investment advisory or asset management services or provide these or comparable services as part of an investment account where a comprehensive "wrap fee" or similar charge is imposed ("Fee Accounts") will not be assessed the transactional sales charge described in this section on the purchase of Units. Certain Fee Accounts Unit holders may be assessed transaction or other account fees on the purchase and/or redemption of such Units by their broker/dealer or other processing organizations for providing certain transaction or account activities. We reserve the right to limit or deny purchases of Units not subject to the transactional sales charge by investors whose frequent trading activity we determine to be detrimental to the Trusts.

Employees, officers and directors (and immediate family members) of the Sponsor, our related companies and dealers may purchase Units at the Public Offering Price less the applicable dealer concession. Immediate family members include spouses, children, grandchildren, parents, grandparents, siblings, mothers-in-law, fathers-in-law, sons-in-law, daughters-in-law, brothers-in-law and sisters-in-law, and trustees, custodians or fiduciaries for the benefit of such persons.

The Sponsor and certain dealers may establish a schedule where employees, officers and directors of such dealers can purchase Units of a Trust at the Public Offering Price less the established schedule amount, which is designed to compensate such dealers for activities relating to the sale of Units (the "Employee Dealer Concession").

You will be charged the deferred sales charge per Unit regardless of any discounts. However, if you are eligible to receive a discount such that the maximum sales charge you must pay is less than the applicable maximum deferred sales charge, including Fee Accounts Units, you will be credited the difference between your maximum sales charge and the maximum deferred sales charge at the time you buy your Units. If you elect to have distributions reinvested into additional Units of your Trust, in addition to the reinvestment Units you receive you will also be credited additional Units with a dollar value at the time of reinvestment sufficient to cover the amount of any remaining deferred sales charge to be collected on such reinvestment Units. The dollar value of these additional credited Units (as with all Units) will fluctuate over time, and may be less on the dates deferred sales charges are collected than their value at the time they were issued.

As Sponsor, we will also receive, and the Unit holders will pay, a creation and development fee. See "Expenses and Charges" for a description of the services provided for this fee.

The Value of the Securities.

The Evaluator will determine the aggregate underlying value of the Securities in a Trust as of the Evaluation Time on each business day and will adjust the Public Offering Price of the Units according to this valuation. This Public Offering Price will be effective for all orders received before the Evaluation Time on each such day. If we or the Trustee receive orders for purchases, sales or redemptions after that time, or on a day which is not a business day, they will be held until the next determination of price. The term "business day" as used in this prospectus will exclude Saturdays, Sundays and certain national holidays on which the NYSE is closed.

The aggregate underlying value of the Securities in a Trust will be determined as follows: if the Securities are listed on a securities exchange or The Nasdaq Stock Market, their value is generally based on the closing sale prices on that exchange or system (unless it is determined that these prices are not appropriate as a basis for valuation). For purposes of valuing Securities traded on The Nasdaq Stock Market, closing sale price shall mean the Nasdaq Official Closing Price ("NOCP") as determined by Nasdaq. However, if there is no closing sale price on that exchange or system, they are valued based on the closing ask prices. If the Securities are not so listed, or, if so listed and the principal market for them is other than on that exchange or system, their value will generally be based on the current ask prices on the over-the-counter market (unless it is determined that these prices are not appropriate as a basis for valuation). If current ask prices are unavailable, the valuation is generally determined:

a) On the basis of current ask prices for comparable securities;

b) By appraising the value of the Securities on the ask side of the market; or

c) By any combination of the above.

The total value of non-U.S. listed Securities in the Global Target 15 Portfolio, the Target VIP Portfolio, the Target VIP Aggressive Equity Portfolio and the Target VIP Conservative Equity Portfolio during the initial offering period is computed on the basis of the offering side value of the relevant currency exchange rate expressed in U.S. dollars as of the Evaluation Time.

After the initial offering period is over, the aggregate underlying value of the Securities will be determined as set forth above, except that bid prices are used instead of ask prices when necessary. In addition, during this period the aggregate underlying value of non-U.S. listed Securities is computed on the basis of the bid side value of the relevant currency exchange rate expressed in U.S. dollars as of the Evaluation Time.

                            Distribution of Units

We intend to qualify Units of the Trusts for sale in a number of states. All Units will be sold at the then current Public Offering Price.

Dealer Concessions.

Dealers and other selling agents can purchase Units at prices which reflect a concession or agency commission of 2.25% of the Public Offering Price per Unit. However, for Units subject to a transactional sales charge which are purchased using redemption or termination proceeds or on purchases by Rollover Unit holders, this amount will be reduced to 1.3% of the sales price of these Units (0.5% for purchases of $1,000,000 or more).

Eligible dealer firms and other selling agents who sell Units of a Trust during the initial offering period in the dollar amounts shown below will be entitled to the following additional sales concessions as a percentage of the Public Offering Price:

          Total sales per Trust                     Additional
          (in millions)                             Concession
          _____________________                     ___________
          $1 but less than $3                       0.05%
          $3 but less than $5                       0.10%
          $5 or more                                0.15%

Dealers and other selling agents will not receive a concession on the sale of Units which are not subject to the transactional sales charge, but such Units will be included in determining whether the above volume sales levels are met. Eligible dealer firms and other selling agents include entities that are providing marketing support for First Trust unit investment trusts by distributing or permitting the distribution of marketing materials and other product information. Eligible dealer firms and other selling agents will not include firms that solely provide clearing services to other broker/dealer firms. Dealers and other selling agents who, during any consecutive 12-month period, sell at least $250 million or $500 million worth of primary market units of unit investment trusts sponsored by us will receive a concession of $2,500 or $5,000, respectively, in the month following the achievement of this level. We reserve the right to change the amount of concessions or agency commissions from time to time. Certain commercial banks may be making Units of the Trusts available to their customers on an agency basis. A portion of the transactional sales charge paid by these customers is kept by or given to the banks in the amounts shown above.

Award Programs.

From time to time we may sponsor programs which provide awards to a dealer's registered representatives who have sold a minimum number of Units during a specified time period. We may also pay fees to qualifying dealers for services or activities which are meant to result in sales of

Units of the Trusts. In addition, we will pay to dealers who sponsor sales contests or recognition programs that conform to our criteria, or participate in our sales programs, amounts equal to no more than the total applicable transactional sales charge on Units sold by such persons during such programs. We make these payments out of our own assets and not out of Trust assets. These programs will not change the price you pay for your Units.

Advertising and Investment Comparisons.

Advertising materials regarding a Trust may discuss several topics, including: developing a long-term financial plan; working with your financial professional; the nature and risks of various investment strategies and unit investment trusts that could help you reach your financial goals; the importance of discipline; how a Trust operates; how securities are selected; various unit investment trust features such as convenience and costs; and options available for certain types of unit investment trusts. These materials may include descriptions of the principal businesses of the companies represented in each Trust, research analysis of why they were selected and information relating to the qualifications of the persons or entities providing the research analysis. In addition, they may include research opinions on the economy and industry sectors included and a list of investment products generally appropriate for pursuing those recommendations.

From time to time we may compare the estimated returns of a Trust (which may show performance net of the expenses and charges a Trust would have incurred) and returns over specified periods of other similar trusts we sponsor in our advertising and sales materials, with (1) returns on other taxable investments such as the common stocks comprising various market indexes, corporate or U.S. Government bonds, bank CDs and money market accounts or funds, (2) performance data from Morningstar Publications, Inc. or (3) information from publications such as Money, The New York Times, U.S. News and World Report, BusinessWeek, Forbes or Fortune. The investment characteristics of each Trust differ from other comparative investments. You should not assume that these performance comparisons will be representative of a Trust's future performance. We may also, from time to time, use advertising which classifies trusts according to capitalization and/or investment style.

                             The Sponsor's Profits

We will receive a gross sales commission equal to the maximum transactional sales charge per Unit for each Trust less any reduction as stated in "Public Offering." We will also receive the amount of any accrued and collected creation and development fee. Also, any difference between our cost to purchase the Securities and the price at which we sell them to a Trust is considered a profit or loss (see Note 2 of "Notes to Schedules of Investments"). During the initial offering period, dealers and others may also realize profits or sustain losses as a result of fluctuations in the Public Offering Price they receive when they sell the Units.

In maintaining a market for the Units, any difference between the price at which we purchase Units and the price at which we sell or redeem them will be a profit or loss to us.

                             The Secondary Market

Although not obligated, we intend to maintain a market for the Units after the initial offering period and continuously offer to purchase Units at prices based on the Redemption Price per Unit.

We will pay all expenses to maintain a secondary market, except the Evaluator fees and Trustee costs to transfer and record the ownership of Units. We may discontinue purchases of Units at any time. IF YOU WISH TO DISPOSE OF YOUR UNITS, YOU SHOULD ASK US FOR THE CURRENT MARKET PRICES BEFORE MAKING A TENDER FOR REDEMPTION TO THE TRUSTEE. If you sell or redeem your Units before you have paid the total deferred sales charge on your Units, you will have to pay the remainder at that time.

                             How We Purchase Units

The Trustee will notify us of any tender of Units for redemption. If our bid at that time is equal to or greater than the Redemption Price per Unit, we may purchase the Units. You will receive your proceeds from the sale no later than if they were redeemed by the Trustee. We may tender Units we hold to the Trustee for redemption as any other Units. If we elect not to purchase Units, the Trustee may sell tendered Units in the over-the-counter market, if any. However, the amount you will receive is the same as you would have received on redemption of the Units.

                             Expenses and Charges

The estimated annual expenses of each Trust are listed under "Fee
Table." If actual expenses of a Trust exceed the estimate, that Trust will bear the excess. The Trustee will pay operating expenses of the

Trusts from the Income Account of such Trust if funds are available, and then from the Capital Account. The Income and Capital Accounts are noninterest-bearing to Unit holders, so the Trustee may earn interest on these funds, thus benefiting from their use.

First Trust Advisors L.P., an affiliate of ours, acts as both Portfolio Supervisor and Evaluator to the Trusts, and will be compensated for providing portfolio supervisory services and evaluation services as well as bookkeeping and other administrative services to the Trusts. In providing portfolio supervisory services, the Portfolio Supervisor may purchase research services from a number of sources, which may include underwriters or dealers of the Trusts. As Sponsor, we will receive brokerage fees when the Trusts use us (or an affiliate of ours) as agent in buying or selling Securities.

The fees payable to First Trust Advisors L.P. and the Trustee are based on the largest aggregate number of Units of a Trust outstanding at any time during the calendar year, except during the initial offering period, in which case these fees are calculated based on the largest number of Units outstanding during the period for which compensation is paid. These fees may be adjusted for inflation without Unit holders' approval, but in no case will the annual fee paid to us or our affiliates for providing a given service to all unit investment trusts for which we provide such services be more than the actual cost of providing such services in such year.

As Sponsor, we will receive a fee from each Trust for creating and developing the Trusts, including determining each Trust's objectives, policies, composition and size, selecting service providers and information services and for providing other similar administrative and ministerial functions. The "creation and development fee" is a charge of $.050 per Unit outstanding at the end of the initial offering period. The Trustee will deduct this amount from a Trust's assets as of the close of the initial offering period. We do not use this fee to pay distribution expenses or as compensation for sales efforts. This fee will not be deducted from your proceeds if you sell or redeem your Units before the end of the initial offering period.

In addition to a Trust's operating expenses and those fees described above, the Trusts may also incur the following charges:

- A quarterly license fee (which will fluctuate with a Trust's net asset value) payable by certain of the Trusts for the use of certain trademarks and trade names of Dow Jones, Standard & Poor's, The Nasdaq Stock Market, Inc. and/or Value Line(R).

- All legal expenses of the Trustee according to its responsibilities under the Indenture;

- The expenses and costs incurred by the Trustee to protect a Trust and your rights and interests;

- Fees for any extraordinary services the Trustee performed under the Indenture;

- Payment for any loss, liability or expense the Trustee incurred without negligence, bad faith or willful misconduct on its part, in connection with its acceptance or administration of a Trust;

- Payment for any loss, liability or expenses we incurred without negligence, bad faith or willful misconduct in acting as Depositor of a Trust;

- Foreign custodial and transaction fees, if any; and/or

- All taxes and other government charges imposed upon the Securities or any part of a Trust.

The above expenses and the Trustee's annual fee are secured by a lien on the Trusts. Since the Securities are all common stocks and dividend income is unpredictable, we cannot guarantee that dividends will be sufficient to meet any or all expenses of the Trusts. If there is not enough cash in the Income or Capital Accounts, the Trustee has the power to sell Securities in a Trust to make cash available to pay these charges which may result in capital gains or losses to you. See "Tax Status."

                             Tax Status

United States Taxation.

This section summarizes some of the main U.S. federal income tax consequences of owning Units of the Trusts. This section is current as of the date of this prospectus. Tax laws and interpretations change frequently, and these summaries do not describe all of the tax consequences to all taxpayers. For example, these summaries generally do not describe your situation if you are a corporation, a non-U.S. person, a broker-dealer, or other investor with special circumstances. In addition, this section does not describe your state or foreign taxes. As with any investment, you should consult your own tax professional about your particular consequences. In addition, the Internal Revenue Service issued new withholding and reporting regulations effective January 1, 2001. Foreign investors should consult their own tax advisors regarding the tax consequences of these regulations.

Trust Status.

The Trusts will not be taxed as corporations for federal income tax purposes. As a Unit owner, you will be treated as the owner of a pro rata portion of the Securities and other assets held by your Trust, and as such you will be considered to have received a pro rata share of income (e.g., dividends and capital gains, if any) from each Trust asset when such income would be considered to be received by you if you directly owned a Trust's assets. This is true even if you elect to have your distributions automatically reinvested into additional Units. In addition, the income from a Trust which you must take into account for federal income tax purposes is not reduced by amounts used to pay Trust expenses (including the deferred sales charge, if any).

Your Tax Basis and Income or Loss upon Disposition.

If your Trust disposes of Securities, you will generally recognize gain or loss. If you dispose of your Units or redeem your Units for cash, you will also generally recognize gain or loss. To determine the amount of this gain or loss, you must subtract your tax basis in the related Securities from your share of the total amount received in the transaction. You can generally determine your initial tax basis in each Security or other Trust asset by apportioning the cost of your Units, generally including sales charges, among each Security or other Trust asset ratably according to their value on the date you purchase your Units. In certain circumstances, however, you may have to adjust your tax basis after you purchase your Units (for example, in the case of certain dividends that exceed a corporation's accumulated earnings and profits).

Under the recently enacted "Jobs and Growth Tax Relief Reconciliation Act of 2003" (the "Tax Act"), if you are an individual, the maximum marginal federal tax rate for net capital gain is generally 15% (generally 5% for certain taxpayers in the 10% and 15% tax brackets). These new capital gains rates are generally effective for taxable years ending on or after May 6, 2003 and beginning before January 1, 2009. However, special effective date provisions are set forth in the Tax Act.

Net capital gain equals net long-term capital gain minus net short-term capital loss for the taxable year. Capital gain or loss is long-term if the holding period for the asset is more than one year and is short-term if the holding period for the asset is one year or less. You must exclude the date you purchase your Units to determine your holding period. The tax rates for capital gains realized from assets held for one year or less are generally the same as for ordinary income. The Internal Revenue Code, however, treats certain capital gains as ordinary income in special situations.

In addition, it should be noted that certain dividends received by a Trust may qualify to be taxed at the same new rates that apply to net capital gain (as discussed above), provided certain holding requirements are satisfied. These special rules relating to the taxation of dividends at capital gains rates generally apply to taxable years beginning after December 31, 2002 and beginning before January 1, 2009.

Rollovers.

If you elect to have your proceeds from a Trust rolled over into the next series of such Trust, it is considered a sale for federal income tax purposes, and any gain on the sale will be treated as a capital gain, and any loss will be treated as a capital loss. However, any loss you incur in connection with the exchange of your Units of a Trust for units of the next series will generally be disallowed with respect to this deemed sale and subsequent deemed repurchase, to the extent the two trusts have substantially identical Securities or other Trust assets under the wash sale provisions of the Internal Revenue Code.

In-Kind Distributions.

Under certain circumstances, as described in this prospectus, you may request a distribution of Securities (an "In-Kind Distribution") from any of the Trusts except the Global Target 15 Portfolio when you redeem your Units or at a Trust's termination. By electing to receive an In-Kind Distribution, you will receive whole shares of stock plus, possibly, cash.

You will not recognize gain or loss if you only receive Securities in exchange for your pro rata portion of the Securities held by a Trust. However, if you also receive cash in exchange for a Trust asset or a fractional share of a Security held by such Trust, you will generally recognize gain or loss based on the difference between the amount of cash you receive and your tax basis in such Trust asset or fractional share.

Limitations on the Deductibility of Trust Expenses.

Generally, for federal income tax purposes, you must take into account your full pro rata share of a Trust's income, even if some of that income is used to pay Trust expenses. You may deduct your pro rata share of each expense paid by a Trust to the same extent as if you directly paid the expense. You may, however, be required to treat some or all of the expenses of a Trust as miscellaneous itemized deductions. Individuals may only deduct certain miscellaneous itemized deductions to the extent they exceed 2% of adjusted gross income.

Foreign, State and Local Taxes.

Distributions by a Trust that are treated as U.S. source income (e.g., dividends received on Securities of domestic corporations) will generally be subject to U.S. income taxation and withholding in the case of Units held by non-resident alien individuals, foreign corporations or other non-U.S. persons, subject to any applicable treaty. However, distributions by a Trust that are derived from certain dividends of

Securities of a foreign corporation may not be subject to U.S. income taxation and withholding in the case of Units held by non-resident alien individuals, foreign corporations or other non-U.S. persons.

Some distributions by a Trust may be subject to foreign withholding taxes. Any dividends withheld will nevertheless be treated as income to you. However, because you are deemed to have paid directly your share of foreign taxes that have been paid or accrued by a Trust, you may be entitled to a foreign tax credit or deduction for U.S. tax purposes with respect to such taxes.

Under the existing income tax laws of the State and City of New York, the Trusts will not be taxed as corporations, and the income of the Trusts will be treated as the income of the Unit holders in the same manner as for federal income tax purposes.

United Kingdom Taxation.

The following summary describes certain important U.K. tax consequences for certain U.S. Unit holders who hold Units in the Global Target 15 Portfolio, the Target VIP Portfolio, the Target VIP Aggressive Equity Portfolio, or the Target VIP Conservative Equity Portfolio as capital assets. This summary is intended to be a general guide only and is subject to any changes in law occurring after the date of this prospectus. You should consult your own tax advisor about your particular circumstances.

Taxation of Dividends. A U.K. resident individual who receives a dividend from a U.K. company is generally entitled to a tax credit which is offset against U.K. tax liabilities.

You will not be able to claim any refund of the tax credit for dividends paid by U.K. companies.


Taxation of Capital Gains. U.S. investors who are neither resident nor ordinarily resident in the United Kingdom will not generally be liable for U.K. tax on gains arising on the disposal of Units in the Global Target 15 Portfolio, the Target VIP Portfolio, the Target VIP Aggressive Equity Portfolio or the Target VIP Conservative Equity Portfolio. However, they may be liable if, in the case of corporate holders, such persons carry on a trade in the U.K. through a permanent establishment, or in the case of individual holders, the Units are used, held or acquired for the purposes of a trade, profession or vocation carried on in the United Kingdom. Individual U.S. investors may also be liable if they have previously been resident or ordinarily resident in the United Kingdom and become resident or ordinarily resident in the United Kingdom in the future.


Inheritance Tax. Individual U.S. investors who are domiciled in the United States and who are not U.K. nationals will generally not be subject to U.K. inheritance tax on death or on gifts of the Units made during their lifetimes, provided any applicable U.S. federal gift or estate tax is paid. They may be subject to U.K. inheritance tax if the Units are used in a business in the United Kingdom or relate to the performance of personal services in the United Kingdom.

Where the Units are held on trust, the Units will generally not be subject to U.K. inheritance tax unless the settlor, at the time of settlement, was domiciled in the United Kingdom, in which case they may be subject to tax.

It is very unlikely that the Units will be subject to both U.K.
inheritance tax and U.S. federal gift or estate tax. If they were, one of the taxes could generally be credited against the other.

Stamp Tax. A sale of Securities listed in the FT Index will generally result in either U.K. stamp duty or stamp duty reserve tax being payable by the purchaser. The Global Target 15 Portfolio, the Target VIP Portfolio, the Target VIP Aggressive Equity Portfolio and the Target VIP Conservative Equity Portfolio each paid this tax when they acquired Securities. When the Global Target 15 Portfolio, the Target VIP Portfolio, the Target VIP Aggressive Equity Portfolio, or the Target VIP Conservative Equity Portfolio sell Securities, it is anticipated that the tax will be paid by the purchaser.

Hong Kong Taxation.

The following summary describes certain important Hong Kong tax consequences to certain U.S. Unit holders who hold Units in the Global Target 15 Portfolio, the Target VIP Aggressive Equity Portfolio, or the Target VIP Conservative Equity Portfolio as capital assets. This summary assumes that you are not carrying on a trade, profession or business in Hong Kong and that you have no profits sourced in Hong Kong arising from the carrying on of such trade, profession or business. This summary is intended to be a general guide only and is subject to any changes in Hong Kong or U.S. law occurring after the date of this prospectus and you should consult your own tax advisor about your particular circumstances.

Taxation of Dividends. Dividends you receive from the Global Target 15 Portfolio, the Target VIP Aggressive Equity Portfolio, or the Target VIP Conservative Equity Portfolio relating to Hong Kong issuers are not taxable and therefore will not be subject to the deduction of any withholding tax.

Profits Tax. Unless you are carrying on a trade, profession or business in Hong Kong you will not be subject to profits tax imposed by Hong Kong on any gain or profits made on the realization or other disposal of your Units.

Estate Duty. Units of the Global Target 15 Portfolio, the Target VIP Aggressive Equity Portfolio, or the Target VIP Conservative Equity

Portfolio do not give rise to Hong Kong estate duty liability.

                             Retirement Plans

You may purchase Units of the Trusts for:

- Individual Retirement Accounts;

- Keogh Plans;

- Pension funds; and

- Other tax-deferred retirement plans.

Generally, the federal income tax on capital gains and income received in each of the above plans is deferred until you receive distributions. These distributions are generally treated as ordinary income but may, in some cases, be eligible for special averaging or tax-deferred rollover treatment. Before participating in a plan like this, you should review the tax laws regarding these plans and consult your attorney or tax advisor. Brokerage firms and other financial institutions offer these plans with varying fees and charges.

                             Rights of Unit Holders

Unit Ownership.

The Trustee will treat as Record Owner of Units persons registered as such on its books. It is your responsibility to notify the Trustee when you become Record Owner, but normally your broker/dealer provides this notice. You may elect to hold your Units in either certificated or uncertificated form. All Fee Accounts Units, however, will be held in uncertificated form.

Certificated Units. When you purchase your Units you can request that they be evidenced by certificates, which will be delivered shortly after your order. Certificates will be issued in fully registered form, transferable only on the books of the Trustee in denominations of one Unit or any multiple thereof. You can transfer or redeem your certificated Units by endorsing and surrendering the certificate to the Trustee, along with a written instrument of transfer. You must sign your name exactly as it appears on the face of the certificate with signature guaranteed by an eligible institution. In certain cases the Trustee may require additional documentation before they will transfer or redeem your Units.

You may be required to pay a nominal fee to the Trustee for each certificate reissued or transferred, and to pay any government charge that may be imposed for each transfer or exchange. If a certificate gets lost, stolen or destroyed, you may be required to furnish indemnity to the Trustee to receive replacement certificates. You must surrender mutilated certificates to the Trustee for replacement.

Uncertificated Units. You may also choose to hold your Units in uncertificated form. If you choose this option, the Trustee will establish an account for you and credit your account with the number of Units you purchase. Within two business days of the issuance or transfer of Units held in uncertificated form, the Trustee will send you:

- A written initial transaction statement containing a description of your Trust;

- A list of the number of Units issued or transferred;

- Your name, address and Taxpayer Identification Number ("TIN");

- A notation of any liens or restrictions of the issuer and any adverse claims; and

- The date the transfer was registered.

Uncertificated Units may be transferred the same way as certificated Units, except that no certificate needs to be presented to the Trustee. Also, no certificate will be issued when the transfer takes place unless you request it. You may at any time request that the Trustee issue certificates for your Units.

Unit Holder Reports.

In connection with each distribution, the Trustee will provide you with a statement detailing the per Unit amount of income (if any) distributed. After the end of each calendar year, the Trustee will provide you with the following information:

- A summary of transactions in your Trust for the year;

- A list of any Securities sold during the year and the Securities held at the end of that year by your Trust;

- The Redemption Price per Unit, computed on the 31st day of December of such year (or the last business day before); and

- Amounts of income and capital distributed during the year.

You may request from the Trustee copies of the evaluations of the Securities as prepared by the Evaluator to enable you to comply with federal and state tax reporting requirements.

                             Income and Capital Distributions

You will begin receiving distributions on your Units only after you become a Record Owner. The Trustee will credit dividends received on a Trust's Securities to the Income Account of such Trust. All other receipts, such as return of capital, are credited to the Capital Account of such Trust. Dividends received on foreign Securities, if any, are converted into U.S. dollars at the applicable exchange rate.

The Trustee will distribute any net income in the Income Account on or near the Income Distribution Dates to Unit holders of record on the preceding Income Distribution Record Date. See "Summary of Essential Information." No income distribution will be paid if accrued expenses of a Trust exceed amounts in the Income Account on the Income Distribution Dates. Distribution amounts will vary with changes in a Trust's fees and expenses, in dividends received and with the sale of Securities. The Trustee will distribute amounts in the Capital Account, net of amounts designated to meet redemptions, pay the deferred sales charge or pay expenses, on the last day of each month to Unit holders of record on the fifteenth day of each month provided the amount equals at least $1.00 per 100 Units. If the Trustee does not have your TIN, it is required to withhold a certain percentage of your distribution and deliver such amount to the Internal Revenue Service ("IRS"). You may recover this amount by giving your TIN to the Trustee, or when you file a tax return. However, you should check your statements to make sure the Trustee has your TIN to avoid this "back-up withholding."

We anticipate that there will be enough money in the Capital Account of a Trust to pay the deferred sales charge. If not, the Trustee may sell Securities to meet the shortfall.

Within a reasonable time after a Trust is terminated, unless you are a Rollover Unit holder, you will receive the pro rata share of the money from the sale of the Securities. However, if you own Units of any of the Trusts except the Global Target 15 Portfolio, you may elect to receive an In-Kind Distribution as described under "Amending or Terminating the Indenture." All Unit holders will receive a pro rata share of any other assets remaining in their Trust, after deducting any unpaid expenses.

The Trustee may establish reserves (the "Reserve Account") within a Trust to cover anticipated state and local taxes or any governmental charges to be paid out of that Trust.

Distribution Reinvestment Option. You may elect to have each distribution of income and/or capital reinvested into additional Units of your Trust by notifying the Trustee at least 10 days before any Record Date. Each later distribution of income and/or capital on your Units will be reinvested by the Trustee into additional Units of your Trust. There is no transactional sales charge on Units acquired through the Distribution Reinvestment Option, as discussed under "Public Offering." This option may not be available in all states. PLEASE NOTE THAT EVEN IF YOU REINVEST DISTRIBUTIONS, THEY ARE STILL CONSIDERED DISTRIBUTIONS FOR INCOME TAX PURPOSES.

                             Redeeming Your Units

You may redeem all or a portion of your Units at any time by sending the certificates representing the Units you want to redeem to the Trustee at its unit investment trust office. If your Units are uncertificated, you need only deliver a request for redemption to the Trustee. In either case, the certificates or the redemption request must be properly endorsed with proper instruments of transfer and signature guarantees as explained in "Rights of Unit Holders-Unit Ownership" (or by providing satisfactory indemnity if the certificates were lost, stolen, or destroyed). No redemption fee will be charged, but you are responsible for any governmental charges that apply. Certain broker/dealers may charge a transaction fee for processing redemption requests. Units redeemed directly through the Trustee are not subject to such transaction fees. Three business days after the day you tender your Units (the "Date of Tender") you will receive cash in an amount for each Unit equal to the Redemption Price per Unit calculated at the Evaluation Time on the Date of Tender.

The Date of Tender is considered to be the date on which the Trustee receives your certificates or redemption request (if such day is a day the NYSE is open for trading). However, if your certificates or redemption request are received after 4:00 p.m. Eastern time (or after any earlier closing time on a day on which the NYSE is scheduled in advance to close at such earlier time), the Date of Tender is the next day the NYSE is open for trading.

Any amounts paid on redemption representing income will be withdrawn from the Income Account of a Trust if funds are available for that purpose, or from the Capital Account. All other amounts paid on redemption will be taken from the Capital Account of a Trust. The IRS will require the Trustee to withhold a portion of your redemption proceeds if the Trustee does not have your TIN as generally discussed under "Income and Capital Distributions."

If you tender at least 2,500 Units of The Dow(sm) DART 10 Portfolio, The Dow(sm) Target 5 Portfolio, The Nasdaq Target 15 Portfolio, The S&P Target 24 Portfolio, the Target Small-Cap Portfolio or the Value Line
(R) Target 25Portfolio, or 5,000 Units of the Target VIP Portfolio, the Target VIP Aggressive Equity Portfolio or the Target VIP Conservative Equity Portfolio or such other amount as required by your broker/dealer, for redemption, rather than receiving cash, you may elect to receive an In-Kind Distribution in an amount equal to the Redemption Price per Unit by making this request in writing to the Trustee at the time of tender.

However, to be eligible to participate in the In-Kind Distribution option at redemption, Fee Accounts Unit holders must hold their Units through the end of the initial offering period. No In-Kind Distribution requests submitted during the nine business days prior to a Trust's Mandatory Termination Date will be honored. Where possible, the Trustee will make an In-Kind Distribution by distributing each of the Securities in book-entry form to your bank or broker/dealer account at the Depository Trust Company. This option is generally eligible only for stocks traded and held in the United States, thus excluding most foreign Securities. The Trustee will subtract any customary transfer and registration charges from your In-Kind Distribution. As a tendering Unit holder, you will receive your pro rata number of whole shares of the eligible Securities that make up the portfolio, and cash from the Capital Account equal to the non-eligible Securities and fractional shares to which you are entitled.

The Trustee may sell Securities to make funds available for redemption. If Securities are sold, the size and diversification of a Trust will be reduced. These sales may result in lower prices than if the Securities were sold at a different time.

Your right to redeem Units (and therefore, your right to receive payment) may be delayed:

- If the NYSE is closed (other than customary weekend and holiday closings);

- If the SEC determines that trading on the NYSE is restricted or that an emergency exists making sale or evaluation of the Securities not reasonably practical; or

- For any other period permitted by SEC order.

The Trustee is not liable to any person for any loss or damage which may result from such a suspension or postponement.

The Redemption Price.

The Redemption Price per Unit is determined by the Trustee by:

adding

1. cash in the Income and Capital Accounts of a Trust not designated to purchase Securities;

2. the aggregate underlying value of the Securities held in that Trust;
and

3. dividends receivable on the Securities trading ex-dividend as of the date of computation; and

deducting

1. any applicable taxes or governmental charges that need to be paid out of such Trust;

2. any amounts owed to the Trustee for its advances;

3. estimated accrued expenses of such Trust, if any;

4. cash held for distribution to Unit holders of record of such Trust as of the business day before the evaluation being made;

5. liquidation costs for foreign Securities, if any; and

6. other liabilities incurred by such Trust; and

dividing

1. the result by the number of outstanding Units of such Trust.

Any remaining deferred sales charge on the Units when you redeem them will be deducted from your redemption proceeds. In addition, during the initial offering period, the Redemption Price per Unit will include estimated organization costs as set forth under "Fee Table."

                             Investing in a New Trust

Each Trust's portfolio has been selected on the basis of capital appreciation potential for a limited time period. When each Trust is about to terminate, you may have the option to roll your proceeds into the next series of a Trust (the "New Trusts") if one is available. We intend to create the New Trusts in conjunction with the termination of the Trusts and plan to apply the same strategy we used to select the portfolio for the Trusts to the New Trusts.

If you wish to have the proceeds from your Units rolled into a New Trust you must notify the Trustee in writing of your election by the Rollover Notification Date stated in the "Summary of Essential Information." As a Rollover Unit holder, your Units will be redeemed and the underlying Securities sold by the Trustee, in its capacity as Distribution Agent, during the Special Redemption and Liquidation Period. The Distribution Agent may engage us or other brokers as its agent to sell the Securities.

Once all of the Securities are sold, your proceeds, less any brokerage fees, governmental charges or other expenses involved in the sales, will be used to buy units of a New Trust or trust with a similar investment strategy that you have selected, provided such trusts are registered and being offered. Accordingly, proceeds may be uninvested for up to several days. Units purchased with rollover proceeds will generally be purchased subject to the maximum remaining deferred sales charge on such units (currently expected to be $.145 per unit), but not the initial sales charge. Units purchased using proceeds from Fee Accounts Units will generally not be subject to any transactional sales charge.

We intend to create New Trust units as quickly as possible, depending on the availability of the Securities contained in a New Trust's portfolio.

Rollover Unit holders will be given first priority to purchase New Trust units. We cannot, however, assure the exact timing of the creation of New Trust units or the total number of New Trust units we will create. Any proceeds not invested on behalf of Rollover Unit holders in New Trust units will be distributed within a reasonable time after such occurrence. Although we believe that enough New Trust units can be created, monies in a New Trust may not be fully invested on the next business day.

Please note that there are certain tax consequences associated with becoming a Rollover Unit holder. See "Tax Status." If you elect not to participate as a Rollover Unit holder ("Remaining Unit holders"), you will not incur capital gains or losses due to the Special Redemption and Liquidation, nor will you be charged any additional transactional sales charge. We may modify, amend or terminate this rollover option upon 60 days notice.

                             Removing Securities from a Trust

The portfolios of the Trusts are not managed. However, we may, but are not required to, direct the Trustee to dispose of a Security in certain limited circumstances, including situations in which:

- The issuer of the Security defaults in the payment of a declared dividend;

- Any action or proceeding prevents the payment of dividends;

- There is any legal question or impediment affecting the Security;

- The issuer of the Security has breached a covenant which would affect the payment of dividends, the issuer's credit standing, or otherwise damage the sound investment character of the Security;

- The issuer has defaulted on the payment of any other of its outstanding obligations;

- There has been a public tender offer made for a Security or a merger or acquisition is announced affecting a Security, and that in our opinion the sale or tender of the Security is in the best interest of Unit holders; or

- The price of the Security has declined to such an extent, or such other credit factors exist, that in our opinion keeping the Security would be harmful to a Trust.

Except in the limited instance in which a Trust acquires Replacement Securities, as described in "The FT Series," a Trust may not acquire any securities or other property other than the Securities. The Trustee, on behalf of a Trust, will reject any offer for new or exchanged securities or property in exchange for a Security, such as those acquired in a merger or other transaction. If such exchanged securities or property are nevertheless acquired by a Trust, at our instruction they will either be sold or held in such Trust. In making the determination as to whether to sell or hold the exchanged securities or property we may get advice from the Portfolio Supervisor. Any proceeds received from the sale of Securities, exchanged securities or property will be credited to the Capital Account of a Trust for distribution to Unit holders or to meet redemption requests. The Trustee may retain and pay us or an affiliate of ours to act as agent for the Trusts to facilitate selling Securities, exchanged securities or property from the Trusts. If we or our affiliate act in this capacity, we will be held subject to the restrictions under the Investment Company Act of 1940, as amended.

The Trustee may sell Securities designated by us, or, absent our direction, at its own discretion, in order to meet redemption requests or pay expenses. In designating Securities to be sold, we will try to maintain the proportionate relationship among the Securities. If this is not possible, the composition and diversification of a Trust may be changed. To get the best price for a Trust we may specify minimum amounts (generally 100 shares) in which blocks of Securities are to be sold. We may consider sales of units of unit investment trusts which we sponsor when we make recommendations to the Trustee as to which broker/dealers they select to execute the Trusts' portfolio transactions, or when acting as agent for the Trusts in acquiring or selling Securities on behalf of the Trusts.

                    Amending or Terminating the Indenture

Amendments. The Indenture may be amended by us and the Trustee without your consent:

- To cure ambiguities;

- To correct or supplement any defective or inconsistent provision;

- To make any amendment required by any governmental agency; or

- To make other changes determined not to be materially adverse to your best interests (as determined by us and the Trustee).

Termination. As provided by the Indenture, each Trust will terminate on the Mandatory Termination Date as stated in the "Summary of Essential Information." The Trusts may be terminated earlier:

- Upon the consent of 100% of the Unit holders of a Trust;

- If the value of the Securities owned by such Trust as shown by any evaluation is less than the lower of $2,000,000 or 20% of the total value of Securities deposited in such Trust during the initial offering period ("Discretionary Liquidation Amount"); or

- In the event that Units of a Trust not yet sold aggregating more than 60% of the Units of such Trust are tendered for redemption by underwriters, including the Sponsor.

Prior to termination, the Trustee will send written notice to all Unit holders which will specify how you should tender your certificates, if any, to the Trustee. If a Trust is terminated due to this last reason, we will refund your entire transactional sales charge; however, termination of a Trust before the Mandatory Termination Date for any other stated reason will result in all remaining unpaid deferred sales charges on your Units being deducted from your termination proceeds. For various reasons, including Unit holders' participation as Rollover Unit holders, a Trust may be reduced below the Discretionary Liquidation Amount and could therefore be terminated before the Mandatory Termination Date.

Unless terminated earlier, the Trustee will begin to sell Securities in connection with the termination of a Trust during the period beginning nine business days prior to, and no later than, the Mandatory Termination Date. We will determine the manner and timing of the sale of Securities. Because the Trustee must sell the Securities within a relatively short period of time, the sale of Securities as part of the termination process may result in a lower sales price than might otherwise be realized if such sale were not required at this time.

If you own at least 2,500 Units of The Dow(sm) DART 10 Portfolio, The Dow(sm) Target 5 Portfolio, The Nasdaq Target 15 Portfolio, The S&P Target 24 Portfolio, the Target Small-Cap Portfolio or the Value Line
(R) Target 25Portfolio, or 5,000 Units of the Target VIP Portfolio, the Target VIP Aggressive Equity Portfolio or the Target VIP Conservative Equity Portfolio or such other amount as required by your broker/dealer, the Trustee will send the registered account holders a form at least 30 days prior to the Mandatory Termination Date which will enable you to receive an In-Kind Distribution of Securities (reduced by customary transfer and registration charges and subject to any additional restrictions imposed on Fee Accounts Units by "wrap fee" plans) rather than the typical cash distribution. See "Tax Status" and "Redeeming Your Units" for additional information. You must notify the Trustee at least ten business days prior to the Mandatory Termination Date if you elect this In-Kind Distribution option. If you do not elect to participate in either the Rollover Option or the In-Kind Distribution option, you will receive a cash distribution from the sale of the remaining Securities, along with your interest in the Income and Capital Accounts, within a reasonable time after your Trust is terminated. Regardless of the distribution involved, the Trustee will deduct from a Trust any accrued costs, expenses, advances or indemnities provided for by the Indenture, including estimated compensation of the Trustee and costs of liquidation and any amounts required as a reserve to pay any taxes or other governmental charges.

            Information on the Sponsor, Trustee and Evaluator

The Sponsor.

We, First Trust Portfolios L.P., specialize in the underwriting, trading and wholesale distribution of unit investment trusts under the "First Trust" brand name and other securities. An Illinois limited partnership formed in 1991, we act as Sponsor for successive series of:

- The First Trust Combined Series

- FT Series (formerly known as The First Trust Special Situations Trust)

- The First Trust Insured Corporate Trust

- The First Trust of Insured Municipal Bonds

- The First Trust GNMA

First Trust introduced the first insured unit investment trust in 1974. To date we have deposited more than $43 billion in First Trust unit investment trusts. Our employees include a team of professionals with many years of experience in the unit investment trust industry.

We are a member of the National Association of Securities Dealers, Inc. and Securities Investor Protection Corporation. Our principal offices are at 1001 Warrenville Road, Lisle, Illinois 60532; telephone number
(630) 241-4141. As of December 31, 2002, the total consolidated partners' capital of First Trust Portfolios L.P. and subsidiary was $15,580,362 (audited).

This information refers only to us and not to the Trusts or to any series of the Trusts or to any other dealer. We are including this information only to inform you of our financial responsibility and our ability to carry out our contractual obligations. We will provide more detailed financial information on request.

Code of Ethics. The Sponsor and the Trusts have adopted a code of ethics requiring the Sponsor's employees who have access to information on

Trust transactions to report personal securities transactions. The purpose of the code is to avoid potential conflicts of interest and to prevent fraud, deception or misconduct with respect to the Trusts.

The Trustee.

The Trustee is JPMorgan Chase Bank, with its principal executive office located at 270 Park Avenue, New York, New York 10017 and its unit investment trust office at 4 Chase MetroTech Center, 3rd Floor, Brooklyn, New York 11245. If you have questions regarding the Trusts, you may call the Customer Service Help Line at 1-800-682-7520. The Trustee is supervised by the Superintendent of Banks of the State of New York, the Federal Deposit Insurance Corporation and the Board of Governors of the Federal Reserve System.

The Trustee has not participated in selecting the Securities; it only provides administrative services.

Limitations of Liabilities of Sponsor and Trustee.

Neither we nor the Trustee will be liable for taking any action or for not taking any action in good faith according to the Indenture. We will also not be accountable for errors in judgment. We will only be liable for our own willful misfeasance, bad faith, gross negligence (ordinary negligence in the Trustee's case) or reckless disregard of our obligations and duties. The Trustee is not liable for any loss or depreciation when the Securities are sold. If we fail to act under the Indenture, the Trustee may do so, and the Trustee will not be liable for any action it takes in good faith under the Indenture.

The Trustee will not be liable for any taxes or other governmental charges or interest on the Securities which the Trustee may be required to pay under any present or future law of the United States or of any other taxing authority with jurisdiction. Also, the Indenture states other provisions regarding the liability of the Trustee.

If we do not perform any of our duties under the Indenture or are not able to act or become bankrupt, or if our affairs are taken over by public authorities, then the Trustee may:

- Appoint a successor sponsor, paying them a reasonable rate not more than that stated by the SEC;

- Terminate the Indenture and liquidate the Trust; or

- Continue to act as Trustee without terminating the Indenture.

The Evaluator.

The Evaluator is First Trust Advisors L.P., an Illinois limited partnership formed in 1991 and an affiliate of the Sponsor. The
Evaluator's address is 1001 Warrenville Road, Lisle, Illinois 60532.

The Trustee, Sponsor and Unit holders may rely on the accuracy of any evaluation prepared by the Evaluator. The Evaluator will make determinations in good faith based upon the best available information, but will not be liable to the Trustee, Sponsor or Unit holders for errors in judgment.

                           Other Information

Legal Opinions.

Our counsel is Chapman and Cutler LLP, 111 W. Monroe St., Chicago, Illinois, 60603. They have passed upon the legality of the Units offered hereby and certain matters relating to federal tax law. Carter, Ledyard & Milburn LLP acts as the Trustee's counsel, as well as special New York tax counsel for the Trusts.

Experts.

The Trusts' statements of net assets, including the schedules of investments, as of the opening of business on the Initial Date of Deposit included in this prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein, and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

Supplemental Information.

If you write or call the Trustee, you will receive free of charge supplemental information about this Series, which has been filed with the SEC and to which we have referred throughout. This information states more specific details concerning the nature, structure and risks of this product.

The Nasdaq Stock Market, Inc.

The Nasdaq(R) Target 15 Portfolio, the Target VIP Portfolio, and the Target VIP Aggressive Equity Portfolio are not sponsored, endorsed, sold or promoted by The Nasdaq Stock Market, Inc. (including its affiliates) (Nasdaq, with its affiliates, are referred to as the "Corporations"). The Corporations have not passed on the legality or suitability of, or the accuracy or adequacy of descriptions and disclosures relating to The Nasdaq(R) Target 15 Portfolio, the Target VIP Portfolio, or the Target VIP Aggressive Equity Portfolio. The Corporations make no representation or warranty, express or implied, to the owners of Units of The Nasdaq(R) Target 15 Portfolio, the Target VIP Portfolio, or the Target VIP Aggressive Equity Portfolio or any member of the public regarding the advisability of investing in securities generally or in The Nasdaq(R) Target 15 Portfolio, the Target VIP Portfolio, or the Target VIP Aggressive Equity Portfolio particularly, or the ability of the Nasdaq-100 Index(R) to track general stock market performance. The

Corporations' only relationship to the Sponsor ("Licensee") is in the licensing of the Nasdaq 100(R), Nasdaq-100 Index(R) and Nasdaq(R) trademarks or service marks, and certain trade names of the Corporations and the use of the Nasdaq-100 Index(R) which is determined, composed and calculated by Nasdaq without regard to Licensee or The Nasdaq(R) Target 15 Portfolio, the Target VIP Portfolio, or the Target VIP Aggressive Equity Portfolio. Nasdaq has no obligation to take the needs of the Licensee or the owners of Units of The Nasdaq(R) Target 15 Portfolio, the Target VIP Portfolio, or the Target VIP Aggressive Equity Portfolio into consideration in determining, composing or calculating the Nasdaq-100 Index(R). The Corporations are not responsible for and have not participated in the determination of the timing of, prices at or quantities of The Nasdaq(R) Target 15 Portfolio, the Target VIP Portfolio, or the Target VIP Aggressive Equity Portfolio to be issued or in the determination or calculation of the equation by which The Nasdaq(R) Target 15 Portfolio, the Target VIP Portfolio, and the Target VIP Aggressive Equity Portfolio are to be converted into cash. The Corporations have no liability in connection with the administration, marketing or trading of The Nasdaq(R) Target 15 Portfolio, the Target VIP Portfolio, or the Target VIP Aggressive Equity Portfolio.

THE CORPORATIONS DO NOT GUARANTEE THE ACCURACY AND/OR UNINTERRUPTED CALCULATION OF THE NASDAQ-100 INDEX(R) OR ANY DATA INCLUDED THEREIN. THE CORPORATIONS MAKE NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY THE LICENSEE, OWNERS OF THE TARGET VIP PORTFOLIO OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE NASDAQ-100 INDEX(R) OR ANY DATA INCLUDED THEREIN. THE CORPORATIONS MAKE NO EXPRESS OR IMPLIED WARRANTIES AND EXPRESSLY DISCLAIM ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE NASDAQ-100 INDEX(R) OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL THE CORPORATIONS HAVE ANY LIABILITY FOR ANY LOST PROFITS OR SPECIAL, INCIDENTAL, PUNITIVE, INDIRECT OR CONSEQUENTIAL DAMAGES, EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

                 This page is intentionally left blank.

Page 55


                             First Trust(R)

  The Dow(sm) Dividend And Repurchase Target 10 Portfolio, 1st Quarter
                               2004 Series
                Target 5 Portfolio, 1st Quarter 2004 Series
           Global Target 15 Portfolio, 1st Quarter 2004 Series
       The Nasdaq (R) Target 15 Portfolio, 1st Quarter 2004 Series
          The S&P Target 24 Portfolio, 1st Quarter 2004 Series
           Target Small-Cap Portfolio, 1st Quarter 2004 Series
              Target VIP Portfolio, 1st Quarter 2004 Series
     Target VIP Aggressive Equity Portfolio, 1st Quarter 2004 Series Target VIP Conservative Equity Portfolio, 1st Quarter 2004 Series
       Value Line(R) Target 25 Portfolio, 1st Quarter 2004 Series
                                 FT 788

                                Sponsor:

                       FIRST TRUST PORTFOLIOS L.P.

                    1001 Warrenville Road, Suite 300

                          Lisle, Illinois 60532
                             1-630-241-4141

                                Trustee:

                           JPMorgan Chase Bank

                   4 Chase MetroTech Center, 3rd floor
                        Brooklyn, New York 11245
                             1-800-682-7520
                          24-Hour Pricing Line:
                             1-800-446-0132

                       ________________________

When Units of the Trusts are no longer available, this prospectus may be used as a preliminary prospectus for a future series, in which case you should note the following:

THE INFORMATION IN THE PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE
  MAY NOT SELL, OR ACCEPT OFFERS TO BUY, SECURITIES OF A FUTURE SERIES UNTIL THAT SERIES HAS BECOME EFFECTIVE WITH THE SECURITIES AND EXCHANGE
COMMISSION. NO SECURITIES CAN BE SOLD IN ANY STATE WHERE A SALE WOULD BE
                                ILLEGAL.
                       ________________________

  This prospectus contains information relating to the above-mentioned unit investment trusts, but does not contain all of the information about this investment company as filed with the Securities and Exchange
                Commission in Washington, D.C. under the:

-  Securities Act of 1933 (file no. 333-110438) and

-  Investment Company Act of 1940 (file no. 811-05903)

  Information about the Trusts, including their Codes of Ethics, can be reviewed and copied at the Securities and Exchange Commission's Public
Reference Room in Washington D.C. Information regarding the operation of the Commission's Public Reference Room may be obtained by calling the
                      Commission at 1-202-942-8090.

 Information about the Trusts is available on the EDGAR Database on the
                      Commission's Internet site at
                           http://www.sec.gov.

                 To obtain copies at prescribed rates -

              Write: Public Reference Section of the Commission
                     450 Fifth Street, N.W.
                     Washington, D.C. 20549-0102
     e-mail address: publicinfo@sec.gov


                            December 31, 2003


           PLEASE RETAIN THIS PROSPECTUS FOR FUTURE REFERENCE

Page 56


                             First Trust(R)

                              The FT Series

                         Information Supplement

This Information Supplement provides additional information concerning the structure, operations and risks of the unit investment trust contained in FT 788 not found in the prospectus for the Trusts. This Information Supplement is not a prospectus and does not include all of the information you should consider before investing in the Trusts. This Information Supplement should be read in conjunction with the prospectus for the Trust in which you are considering investing.


This Information Supplement is dated December 31, 2003. Capitalized terms have been defined in the prospectus.


                         Table of Contents
Dow Jones & Company, Inc.                                         1
Standard & Poor's                                                 2
The Nasdaq Stock Market, Inc.                                     2
Value Line Publishing, Inc.                                       2
Risk Factors
   Securities                                                     3
   Small-Cap Companies                                            3
   Dividends                                                      3
   Foreign Issuers                                                3
      United Kingdom                                              4
      Hong Kong                                                   5
   Exchange Rate                                                  6
Litigation
   Tobacco Industry                                               9
Concentrations
   Consumer Products                                              9
   Industrials                                                   10
   Technology                                                    10
   Telecommunications                                            11
Securities
   The Dow(sm) DART 5 Strategy Stocks                            12
   The Dow(sm) DART 10 Strategy Stocks                           12
   The Dow(sm) Target 5 Strategy Stocks                          12
   European Target 20 Strategy Stocks                            13
   Global Target 15 Strategy Stocks                              14
   The Nasdaq(R) Target 15 Strategy Stocks                       15
   The S&P Target 24 Strategy Stocks                             16
   Target Small-Cap Strategy Stocks                              17
   Value Line(R) Target 25 Strategy Stocks                       19

Dow Jones & Company, Inc.

The Trusts are not sponsored, endorsed, sold or promoted by Dow Jones & Company, Inc. ("Dow Jones"). Dow Jones makes no representation or warranty, express or implied, to the owners of the Trusts or any member of the public regarding the advisability of investing in securities generally or in the Trusts particularly. Dow Jones' only relationship to the Sponsor is the licensing of certain trademarks, trade names and service marks of Dow Jones and of the Dow Jones Industrial Average(sm), which is determined, composed and calculated by Dow Jones without regard to the Sponsor or the Trusts. Dow Jones has no obligation to take the needs of the Sponsor or the owners of the Trusts into consideration in determining, composing or calculating the Dow Jones Industrial Average(sm). Dow Jones is not responsible for and has not participated in the determination of the timing of, prices at, or quantities of the Trusts to be issued or in the determination or calculation of the equation by which the Trusts are to be converted into cash. Dow Jones has no obligation or liability in connection with the administration, marketing or trading of the Trusts.

DOW JONES DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE DOW JONES INDUSTRIAL AVERAGE(SM) OR ANY DATA INCLUDED THEREIN AND DOW JONES SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN. DOW JONES MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY THE SPONSOR, OWNERS OF THE TRUSTS, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE DOW JONES INDUSTRIAL AVERAGE(SM) OR ANY DATA INCLUDED THEREIN. DOW JONES MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES, OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE DOW JONES INDUSTRIAL AVERAGE(SM) OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL DOW JONES HAVE ANY LIABILITY FOR ANY LOST PROFITS OR INDIRECT, PUNITIVE, SPECIAL OR CONSEQUENTIAL DAMAGES, EVEN IF NOTIFIED OF THE POSSIBILITY THEREOF.

Standard & Poor's

The Trusts are not sponsored, endorsed, sold or promoted by Standard & Poor's, a division of The McGraw-Hill Companies, Inc. ("S&P"). S&P makes no representation or warranty, express or implied, to the owners of the Trusts or any member of the public regarding the advisability of investing in securities generally or in the Trusts particularly or the ability of the S&P 500 Index to track general stock market performance. S&P's only relationship to the licensee is the licensing of certain trademarks and trade names of S&P and of the S&P 500 Index, which is determined, composed and calculated by S&P without regard to the licensee or the Trusts. S&P has no obligation to take the needs of the licensee or the owners of the Trusts into consideration in determining, composing or calculating the S&P 500 Index. S&P is not responsible for and has not participated in the determination of the prices and amount of the Trusts or the timing of the issuance or sale of the Trusts or in the determination or calculation of the equation by which the Trusts are to be converted into cash. S&P has no obligation or liability in connection with the administration, marketing or trading of the Trusts.

S&P DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE S&P 500 INDEX OR ANY DATA INCLUDED THEREIN AND S&P SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN. S&P MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY THE LICENSEE, OWNERS OF THE TRUSTS, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE S&P 500 INDEX OR ANY DATA INCLUDED THEREIN. S&P MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES, OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE S&P 500 INDEX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL S&P HAVE ANY LIABILITY FOR ANY SPECIAL, PUNITIVE, INDIRECT OR CONSEQUENTIAL DAMAGES (INCLUDING LOST PROFITS), EVEN IF NOTIFIED OF THE POSSIBILITY THEREOF.

The Nasdaq Stock Market, Inc.

The "Nasdaq 100(R)," "Nasdaq-100 Index(R)," and "Nasdaq(R)" are trade or service marks of The Nasdaq Stock Market, Inc. (which with its affiliates are the "Corporations") and are licensed for use by us. The Nasdaq(R) Target 15 Portfolio, the Target VIP Portfolio, and the Target VIP Aggressive Equity Portfolio have not been passed on by the Corporations as to its legality or suitability. The Nasdaq(R) Target 15 Portfolio, the Target VIP Portfolio, and the Target VIP Aggressive Equity Portfolio are not issued, endorsed, sold, or promoted by the Corporations. The Corporations make no warranties and bear no liability with respect to The Nasdaq(R) Target 15 Portfolio, the Target VIP Portfolio and Target VIP Aggressive Equity Portfolio.

Value Line Publishing, Inc.

Value Line Publishing, Inc.'s ("VLPI") only relationship to First Trust Portfolios L.P. is VLPI's licensing to First Trust Portfolios L.P. of certain VLPI trademarks and trade names and the Value Line(R) Timeliness(TM) Ranking System (the "System"), which is composed by VLPI without regard to First Trust Portfolios L.P., this Product or any investor. VLPI has no obligation to take the needs of First Trust Portfolios L.P. or any investor in the Product into consideration in composing the System. The Product results may differ from the hypothetical or published results of the Value Line(R) Timeliness(TM)

Ranking System. VLPI is not responsible for and has not participated in the determination of the prices and composition of the Product or the timing of the issuance for sale of the Product or in the calculation of the equations by which the Product is to be converted into cash.

VLPI MAKES NO WARRANTY CONCERNING THE SYSTEM, EXPRESS OR IMPLIED, INCLUDING BUT NOT LIMITED TO, ANY IMPLIED WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR ANY IMPLIED WARRANTIES ARISING FROM USAGE OF TRADE, COURSE OF DEALING OR COURSE OF PERFORMANCE, AND VLPI MAKES NO WARRANTY AS TO THE POTENTIAL PROFITS OR ANY OTHER BENEFITS THAT MAY BE ACHIEVED BY USING THE SYSTEM OR ANY INFORMATION OR MATERIALS GENERATED THEREFROM. VLPI DOES NOT WARRANT THAT THE SYSTEM WILL MEET ANY REQUIREMENTS OR THAT IT WILL BE ACCURATE OR ERROR-FREE. VLPI ALSO DOES NOT GUARANTEE ANY USES, INFORMATION, DATA OR OTHER RESULTS GENERATED FROM THE SYSTEM. VLPI HAS NO OBLIGATION OR LIABILITY (I) IN CONNECTION WITH THE ADMINISTRATION, MARKETING OR TRADING OF THE PRODUCT; OR (II) FOR ANY LOSS, DAMAGE, COST OR EXPENSE SUFFERED OR INCURRED BY ANY INVESTOR OR OTHER PERSON OR ENTITY IN CONNECTION WITH THIS PRODUCT, AND IN NO EVENT SHALL VLPI BE LIABLE FOR ANY LOST PROFITS OR OTHER CONSEQUENTIAL, SPECIAL, PUNITIVE, INCIDENTAL, INDIRECT OR EXEMPLARY DAMAGES IN CONNECTION WITH THE PRODUCT.

Risk Factors

Securities. An investment in Units should be made with an understanding of the risks which an investment in common stocks entails, including the risk that the financial condition of the issuers of the Securities or the general condition of the relevant stock market may worsen, and the value of the Securities and therefore the value of the Units may decline. Common stocks are especially susceptible to general stock market movements and to volatile increases and decreases of value, as market confidence in and perceptions of the issuers change. These perceptions are based on unpredictable factors, including expectations regarding government, economic, monetary and fiscal policies, inflation and interest rates, economic expansion or contraction, and global or regional political, economic or banking crises. Both U.S. and foreign markets have experienced substantial volatility and significant declines recently as a result of certain or all of these factors.

Small-Cap Companies. While historically small-cap company stocks have outperformed the stocks of large companies, the former have customarily involved more investment risk as well. Small-cap companies may have limited product lines, markets or financial resources; may lack management depth or experience; and may be more vulnerable to adverse general market or economic developments than large companies. Some of these companies may distribute, sell or produce products which have recently been brought to market and may be dependent on key personnel.

The prices of small company securities are often more volatile than prices associated with large company issues, and can display abrupt or erratic movements at times, due to limited trading volumes and less publicly available information. Also, because small cap companies normally have fewer shares outstanding and these shares trade less frequently than large companies, it may be more difficult for the Trusts which contain these Securities to buy and sell significant amounts of such shares without an unfavorable impact on prevailing market prices.

Dividends. Shareholders of common stocks have rights to receive payments from the issuers of those common stocks that are generally subordinate to those of creditors of, or holders of debt obligations or preferred stocks of, such issuers. Shareholders of common stocks of the type held by the Trusts have a right to receive dividends only when and if, and in the amounts, declared by the issuer's board of directors and have a right to participate in amounts available for distribution by the issuer only after all other claims on the issuer have been paid or provided for. Common stocks do not represent an obligation of the issuer and, therefore, do not offer any assurance of income or provide the same degree of protection of capital as do debt securities. The issuance of additional debt securities or preferred stock will create prior claims for payment of principal, interest and dividends which could adversely affect the ability and inclination of the issuer to declare or pay dividends on its common stock or the rights of holders of common stock with respect to assets of the issuer upon liquidation or bankruptcy. Cumulative preferred stock dividends must be paid before common stock dividends, and any cumulative preferred stock dividend omitted is added to future dividends payable to the holders of cumulative preferred stock. Preferred stockholders are also generally entitled to rights on liquidation which are senior to those of common stockholders.


Foreign Issuers. Since certain of the Securities in the Global Target 15 Portfolio, The Nasdaq(R) Target 15 Portfolio, the Target VIP Portfolio, the Target VIP Aggressive Equity Portfolio, and the Target VIP Conservative Equity Portfolio consist of securities of foreign issuers, an investment in these Trusts involves certain investment risks that are different in some respects from an investment in a trust which invests entirely in the securities of domestic issuers. These investment risks include future political or governmental restrictions which might adversely affect the payment or receipt of payment of dividends on the relevant Securities, the possibility that the financial condition of the issuers of the Securities may become impaired or that the general condition of the relevant stock market may worsen (both of which would contribute directly to a decrease in the value of the Securities and thus in the value of the Units), the limited liquidity and relatively small market capitalization of the relevant securities market, expropriation or confiscatory taxation, economic uncertainties and foreign currency devaluations and fluctuations. In addition, for foreign issuers that are not subject to the reporting requirements of the Securities Exchange Act of 1934, there may be less publicly available information than is available from a domestic issuer. Also, foreign issuers are not necessarily subject to uniform accounting, auditing and financial reporting standards, practices and requirements comparable to those applicable to domestic issuers. The securities of many foreign issuers are less liquid and their prices more volatile than securities of comparable domestic issuers. In addition, fixed brokerage commissions and other transaction costs on foreign securities exchanges are generally higher than in the United States and there is generally less government supervision and regulation of exchanges, brokers and issuers in foreign countries than there is in the United States. However, due to the nature of the issuers of the Securities selected for the Trusts, the Sponsor believes that adequate information will be available to allow the Supervisor to provide portfolio surveillance for such Trusts.


Securities issued by non-U.S. issuers generally pay dividends in foreign currencies and are principally traded in foreign currencies. Therefore, there is a risk that the United States dollar value of these securities will vary with fluctuations in the U.S. dollar foreign exchange rates for the various Securities. See "Exchange Rate" below.

On the basis of the best information available to the Sponsor at the present time, none of the Securities in the Trusts are subject to exchange control restrictions under existing law which would materially interfere with payment to such Trusts of dividends due on, or proceeds from the sale of, the Securities. However, there can be no assurance that exchange control regulations might not be adopted in the future which might adversely affect payment to such Trusts. The adoption of exchange control regulations and other legal restrictions could have an adverse impact on the marketability of international securities in the Trusts and on the ability of such Trusts to satisfy their obligation to redeem Units tendered to the Trustee for redemption. In addition, restrictions on the settlement of transactions on either the purchase or sale side, or both, could cause delays or increase the costs associated with the purchase and sale of the foreign Securities and correspondingly could affect the price of the Units.

Investors should be aware that it may not be possible to buy all Securities at the same time because of the unavailability of any Security, and restrictions applicable to a Trust relating to the purchase of a Security by reason of the federal securities laws or otherwise.

Foreign securities generally have not been registered under the Securities Act of 1933 and may not be exempt from the registration requirements of such Act. Sales of non-exempt Securities by a Trust in the United States securities markets are subject to severe restrictions and may not be practicable. Accordingly, sales of these Securities by a Trust will generally be effected only in foreign securities markets. Although the Sponsor does not believe that the Trusts will encounter obstacles in disposing of the Securities, investors should realize that the Securities may be traded in foreign countries where the securities markets are not as developed or efficient and may not be as liquid as those in the United States. The value of the Securities will be adversely affected if trading markets for the Securities are limited or absent.

United Kingdom. The emphasis of the United Kingdom's economy is in the private services sector, which includes the wholesale and retail sector, banking, finance, insurance and tourism. Services as a whole account for a majority of the United Kingdom's gross national product and makes a significant contribution to the country's balance of payments. The portfolios of the Trusts may contain common stocks of British companies engaged in such industries as banking, chemicals, building and construction, transportation, telecommunications and insurance. Many of these industries may be subject to government regulation, which may have a materially adverse effect on the performance of their stock. In the first quarter of 1998, gross domestic product (GDP) of the United Kingdom grew to a level 3.0% higher than in the first quarter of 1997, however the overall rate of GDP growth has slowed since the third quarter of 1997. The slow down largely reflects a deteriorating trade position and higher indirect taxes. The average quarterly rate of GDP growth in the United Kingdom (as well as in Europe generally) has been decelerating since 1994. The United Kingdom is a member of the European Union (the "EU") which was created through the formation of the Maastricht Treaty on European Union in late 1993. It is expected that the Treaty will have the effect of eliminating most remaining trade barriers between the 15 member nations and make Europe one of the largest common markets in the world. However, the effective implementation of the Treaty provisions and the rate at which trade barriers are eliminated is uncertain at this time. Furthermore, the recent rapid political and social change throughout Europe make the extent and nature of future economic development in the United Kingdom and Europe and the impact of such development upon the value of Securities issued by United Kingdom companies impossible to predict.

A majority of the EU members converted their existing sovereign currencies to a common currency (the "euro") on January 1, 1999. The United Kingdom did not participate in this conversion on January 1, 1999 and the Sponsor is unable to predict if or when the United Kingdom will convert to the euro. Moreover, it is not possible to accurately predict the effect of the current political and economic situation upon long-term inflation and balance of trade cycles and how these changes, as well as the implementation of a common currency throughout a majority of EU countries, would affect the currency exchange rate between the U.S. dollar and the British pound sterling. In addition, United Kingdom companies with significant markets or operations in other European countries (whether or not such countries are participating) face strategic challenges as these entities adapt to a single trans-national currency. The euro conversion may have a material impact on revenues, expenses or income from operations; increase competition due to the increased price transparency of EU markets; affect issuers' currency exchange rate risk and derivatives exposure; disrupt current contracts; cause issuers to increase spending on information technology updates required for the conversion; and result in potential adverse tax consequences. The Sponsor is unable to predict what impact, if any, the euro conversion will have on any of the Securities issued by United Kingdom companies in the Trusts.

Hong Kong. Hong Kong, established as a British colony in the 1840's, reverted to Chinese sovereignty effective July 1, 1997. On such date, Hong Kong became a Special Administrative Region ("SAR") of China. Hong Kong's new constitution is the Basic Law (promulgated by China in 1990). Prior to July 1, 1997, the Hong Kong government followed a laissez-faire policy toward industry. There were no major import, export or foreign exchange restrictions. Regulation of business was generally minimal with certain exceptions, including regulated entry into certain sectors of the economy and a fixed exchange rate regime by which the Hong Kong dollar has been pegged to the U.S. dollar. Over the past two decades through 1996, the gross domestic product (GDP) has tripled in real terms, equivalent to an average annual growth rate of 6%. However, Hong Kong's recent economic data has not been encouraging. The full impact of the Asian financial crisis, as well as current international economic instability, is likely to continue to have a negative impact on the Hong Kong economy in the near future.

Although China has committed by treaty to preserve for 50 years the economic and social freedoms enjoyed in Hong Kong prior to the reversion, the continuation of the economic system in Hong Kong after the reversion will be dependent on the Chinese government, and there can be no assurances that the commitment made by China regarding Hong Kong will be maintained. Prior to the reversion, legislation was enacted in Hong Kong designed to extend democratic voting procedures for Hong Kong's legislature. China has expressed disagreement with this legislation, which it states is in contravention of the principles evidenced in the Basic Law of the Hong Kong SAR. The National Peoples' Congress of China has passed a resolution to the effect that the Legislative Council and certain other councils and boards of the Hong Kong Government were to be terminated on June 30, 1997. Such bodies have subsequently been reconstituted in accordance with China's interpretation of the Basic Law. Any increase in uncertainty as to the future economic and political status of Hong Kong could have a materially adverse effect on the value of the Global Target 15 Portfolio, the Target VIP Aggressive Equity Portfolio and the - Target VIP Conservative Equity Portfolio. The Sponsor is unable to predict the level of market liquidity or volatility which may occur as a result of the reversion to sovereignty, both of which may negatively impact such Trust and the value of the Units.

The currency crisis which has affected a majority of Asian markets since mid-1997 has forced Hong Kong leaders to address whether to devalue the Hong Kong dollar or maintain its peg to the U.S. dollar. During the volatile markets of 1998, the Hong Kong Monetary Authority (the "HKMA") acquired the common stock of certain Hong Kong issuers listed on the Hong Kong Stock Exchange in an effort to stabilize the Hong Kong dollar and thwart currency speculators. Government intervention may hurt Hong Kong's reputation as a free market and increases concerns that authorities are not willing to let Hong Kong's currency system function autonomously. This may undermine confidence in the Hong Kong dollar's peg to the U.S. dollar. Any downturn in economic growth or increase in the rate of inflation in China or Hong Kong could have a materially adverse effect on the value of the Global Target 15 Portfolio, the Target VIP Aggressive Equity Portfolio and the - Target VIP Conservative Equity Portfolio.

Securities prices on the Hong Kong Stock Exchange, and specifically the Hang Seng Index, can be highly volatile and are sensitive to developments in Hong Kong and China, as well as other world markets. For example, the Hang Seng Index declined by approximately 31% in October, 1997 as a result of speculation that the Hong Kong dollar would become the next victim of the Asian currency crisis, and in 1989, the Hang Seng Index dropped 1,216 points (approximately 58%) in early June following the events at Tiananmen Square. The Hang Seng Index gradually climbed subsequent to the events at Tiananmen Square, but fell by 181 points on October 13, 1989 (approximately 6.5%) following a substantial fall in the U.S. stock markets. During 1994, the Hang Seng Index lost approximately 31% of its value. From January through August of 1998, during a period marked by international economic instability and a global currency crisis, the Hang Seng Index declined by nearly 27%. The Hang Seng Index is subject to change and delisting of any issues may have an adverse impact on the performance of the Global Target 15 Portfolio, the Target VIP Aggressive Equity Portfolio and the Target VIP Conservative Equity Portfolio, although delisting would not necessarily result in the disposal of the stock of these companies, nor would it prevent such Trust from purchasing additional Securities. In recent years, a number of companies, comprising approximately 10% of the total capitalization of the Hang Seng Index, have delisted. In addition, as a result of Hong Kong's reversion to Chinese sovereignty, an increased number of Chinese companies could become listed on the Hong Kong Stock Exchange, thereby changing the composition of the stock market and, potentially, the composition of the Hang Seng Index.

Exchange Rate. The Global Target 15 Portfolio, the Target VIP Portfolio, the Target VIP Aggressive Equity Portfolio and the Target VIP Conservative Equity Portfolio contain Securities that are principally traded in foreign currencies and as such, involve investment risks that are substantially different from an investment in a fund which invests in securities that are principally traded in United States dollars. The United States dollar value of the portfolio (and hence of the Units) and of the distributions from the portfolio will vary with fluctuations in the United States dollar foreign exchange rates for the relevant currencies. Most foreign currencies have fluctuated widely in value against the United States dollar for many reasons, including supply and demand of the respective currency, the rate of inflation in the respective economies compared to the United States, the impact of interest rate differentials between different currencies on the movement of foreign currency rates, the balance of imports and exports goods and services, the soundness of the world economy and the strength of the respective economy as compared to the economies of the United States and other countries.

The post-World War II international monetary system was, until 1973, dominated by the Bretton Woods Treaty which established a system of fixed exchange rates and the convertibility of the United States dollar into gold through foreign central banks. Starting in 1971, growing volatility in the foreign exchange markets caused the United States to abandon gold convertibility and to effect a small devaluation of the United States dollar. In 1973, the system of fixed exchange rates between a number of the most important industrial countries of the world, among them the United States and most Western European countries, was completely abandoned. Subsequently, major industrialized countries have adopted "floating" exchange rates, under which daily currency valuations depend on supply and demand in a freely fluctuating international market. Many smaller or developing countries have continued to "peg" their currencies to the United States dollar although there has been some interest in recent years in "pegging" currencies to "baskets" of other currencies or to a Special Drawing Right administered by the International Monetary Fund. In Europe, the euro has been developed. Currencies are generally traded by leading international commercial banks and institutional investors (including corporate treasurers, money managers, pension funds and insurance companies). From time to time, central banks in a number of countries also are major buyers and sellers of foreign currencies, mostly for the purpose of preventing or reducing substantial exchange rate fluctuations.

Exchange rate fluctuations are partly dependent on a number of economic factors including economic conditions within countries, the impact of actual and proposed government policies on the value of currencies, interest rate differentials between the currencies and the balance of imports and exports of goods and services and transfers of income and capital from one country to another. These economic factors are influenced primarily by a particular country's monetary and fiscal policies (although the perceived political situation in a particular country may have an influence as well-particularly with respect to transfers of capital). Investor psychology may also be an important determinant of currency fluctuations in the short run. Moreover, institutional investors trying to anticipate the future relative strength or weakness of a particular currency may sometimes exercise considerable speculative influence on currency exchange rates by purchasing or selling large amounts of the same currency or currencies. However, over the long term, the currency of a country with a low rate of inflation and a favorable balance of trade should increase in value relative to the currency of a country with a high rate of inflation and deficits in the balance of trade.

The following tables set forth, for the periods indicated, the range of fluctuation concerning the equivalent U.S. dollar rates of exchange and end-of-month equivalent U.S. dollar rates of exchange for the United Kingdom pound sterling, the Hong Kong dollar and the euro:

               Foreign Exchange Rates

    Range of Fluctuations in Foreign Currencies

                United Kingdom
Annual          Pound Sterling/        Hong Kong/             Euro/
Period          U.S. Dollar            U.S. Dollar            U.S. Dollar
_____           ____________           __________             ___________
1983            0.616-0.707            6.480-8.700
1984            0.670-0.864            7.774-8.050
1985            0.672-0.951            7.729-7.990
1986            0.643-0.726            7.768-7.819
1987            0.530-0.680            7.751-7.822
1988            0.525-0.601            7.764-7.912
1989            0.548-0.661            7.775-7.817
1990            0.504-0.627            7.740-7.817
1991            0.499-0.624            7.716-7.803
1992            0.499-0.667            7.697-7.781
1993            0.630-0.705            7.722-7.766
1994            0.610-0.684            7.723-7.750
1995            0.610-0.653            7.726-7.763
1996            0.583-0.670            7.732-7.742
1997            0.584-0.633            7.708-7.751
1998            0.584-0.620            7.735-7.749
1999            0.597-0.646            7.746-7.775            0.845-0.999
2000            0.605-0.715            7.774-7.800            0.968-1.209
2001            0.678-0.707            7.798-7.800            1.045-1.194
2002            0.621-0.709            7.799-7.800            0.953-1.164

Source: Bloomberg L.P.

                End of Month Exchange Rates                                     End of Month Exchange Rates
                   for Foreign Currencies                                    for Foreign Currencies (continued)

                   United Kingdom                                                 United Kingdom
                   Pound Sterling/   Hong Kong/     Euro/                         Pound Sterling/  Hong Kong/     Euro/
Monthly Period     U.S. Dollar       U.S. Dollar U.S. Dollar    Monthly Period    U.S. Dollar      U.S. Dollar  U.S. Dollar
______________     __________        _________   ___________    _______________   ______________   ___________  ____________
1996:                                                            2000:
 January           .661              7.728        N.A.            January          .619             7.780        1.030
 February          .653              7.731        N.A.            February         .633             7.783        1.037
 March             .655              7.734        N.A.            March            .628             7.787        1.047
 April             .664              7.735        N.A.            April            .645             7.789        1.096
 May               .645              7.736        N.A.            May              .666             7.792        1.066
 June              .644              7.741        N.A.            June             .661             7.796        1.050
 July              .642              7.735        N.A.            July             .667             7.799        1.079
 August            .639              7.733        N.A.            August           .691             7.799        1.126
 September         .639              7.733        N.A.            September        .678             7.796        1.132
 October           .615              7.732        N.A.            October          .698             7.797        1.178
 November          .595              7.732        N.A.            November         .702             7.799        1.145
 December          .583              7.735        N.A.            December         .670             7.800        1.060
1997:                                                            2001:
 January           .624              7.750        N.A.            January          .683             7.799        1.067
 February          .614              7.744        N.A.            February         .692             7.800        1.082
 March             .611              7.749        N.A.            March            .706             7.800        1.140
 April             .616              7.746        N.A.            April            .699             7.799        1.127
 May               .610              7.748        N.A.            May              .705             7.800        1.182
 June              .600              7.747        N.A.            June             .707             7.800        1.178
 July              .609              7.742        N.A.            July             .702             7.800        1.141
 August            .622              7.750        N.A.            August           .688             7.800        1.096
 September         .619              7.738        N.A.            September        .678             7.800        1.097
 October           .598              7.731        N.A.            October          .688             7.800        1.110
 November          .592              7.730        N.A.            November         .702             7.800        1.116
 December          .607              7.749        N.A.            December         .687             7.798        1.124
1998:                                                            2002:
 January           .613              7.735        N.A.            January          .709             7.799        1.164
 February          .609              7.743        N.A.            February         .706             7.799        1.150
 March             .598              7.749        N.A.            March            .701             7.800        1.147
 April             .598              7.747        N.A.            April            .686             7.799        1.110
 May               .613              7.749        N.A.            May              .687             7.800        1.070
 June              .600              7.748        N.A.            June             .652             7.799        1.009
 July              .613              7.748        N.A.            July             .640             7.800        1.023
 August            .595              7.749        N.A.            August           .645             7.800        1.018
 September         .589              7.749        N.A.            September        .638             7.800        1.014
 October           .596              7.747        N.A.            October             .639          7.800         .990
 November          .607              7.743        N.A.            November            .642          7.799         .994
 December          .602              7.746        N.A.            December            .621          7.799         .953
1999:                                                            2003:
 January           .608              7.748        .880            January             .607          7.800         .929
 February          .624              7.748        .907            February            .634          7.799         .927
 March             .621              7.750        .929            March               .632          7.799         .916
 April             .621              7.750        .946            April               .626          7.799         .894
 May               .624              7.755        .960            May                 .611          7.799         .849
 June              .634              7.758        .966            June                .605          7.798         .869
 July              .617              7.762        .934            July                .621          7.799         .812
 August            .623              7.765        .947            August              .634          7.799         .910
 September         .607              7.768        .936            September           .602          7.742         .858
 October           .608              7.768        .948            October             .590          7.7641        .628
 November          .626              7.767        .991            November            .581          7.7649        .834
 December          .618              7.774        .994            December

Source: Bloomberg L.P.

The Evaluator will estimate current exchange rates for the relevant currencies based on activity in the various currency exchange markets. However, since these markets are volatile and are constantly changing, depending on the activity at any particular time of the large international commercial banks, various central banks, large multi-national corporations, speculators and other buyers and sellers of foreign currencies, and since actual foreign currency transactions may not be instantly reported, the exchange rates estimated by the Evaluator may not be indicative of the amount in United States dollars the Trusts would receive had the Trustee sold any particular currency in the market. The foreign exchange transactions of the Trusts will be conducted by the Trustee with foreign exchange dealers acting as principals on a spot (i.e., cash) buying basis. Although foreign exchange dealers trade on a net basis, they do realize a profit based upon the difference between the price at which they are willing to buy a particular currency (bid price) and the price at which they are willing to sell the currency (offer price).

Litigation

Tobacco Industry. Certain of the issuers of Securities in certain Trusts may be involved in the manufacture, distribution and sale of tobacco products. Pending litigation proceedings against such issuers in the United States and abroad cover a wide range of matters including product liability and consumer protection. Damages claimed in such litigation alleging personal injury (both individual and class actions), and in health cost recovery cases brought by governments, labor unions and similar entities seeking reimbursement for health care expenditures, aggregate many billions of dollars.

In November 1998, four of the largest tobacco companies in the U.S. entered into the Tobacco Master Settlement Agreement ("MSA") with 46 states to settle state lawsuits to recover costs associated with treating smoking-related illnesses. According to the MSA, the tobacco industry is projected to pay the settling states in excess of $200 billion over the next 25 years. Four states settled their tobacco cases separately from the MSA.

In March 2001, five states initiated court proceedings to stop R.J. Reynolds Tobacco Company ("R.J. Reynolds") from violating provisions of the MSA. The lawsuits, filed in state courts of Arizona, California, New York, Ohio and Washington, seek enforcement of restrictions on marketing, advertising and promotional activities that R.J. Reynolds agreed to under the terms of the MSA. In June 2002, a California court ruled that R.J. Reynolds unlawfully placed cigarette ads in magazines with a large percentage of readers aged 12-17, in violation of the MSA. As a result, R.J. Reynolds was ordered to pay $20 million in sanctions plus attorneys' fees and costs. An Arizona court also found R.J. Reynolds had violated the MSA.

On March 21, 2003, an Illinois trial court awarded $10.1 billion to plaintiffs in a class action lawsuit against Altria Group Inc.'s Phillip Morris USA division ("Phillip Morris"). As a result, Phillip Morris has been ordered to post a $12 billion bond, the amount of the award plus interest, while the verdict is being appealed. The bond amount that Phillip Morris will actually be forced to post is in dispute. Phillip Morris officials have stated that if the amount of the bond is not lowered it may put the company at risk for filing for bankruptcy protection. In addition, because Phillip Morris accounts for more than half of the annual tobacco-settlement payments to the states under the 1998 MSA, such payments could be in jeopardy. The large amount of the award and bond requirement has also had a negative affect on the company's debt ratings.

Additional pending and future litigation and/or legislation could adversely affect the value, operating revenues, financial position and sustainability of tobacco companies. The Sponsor is unable to predict the outcome of litigation pending against tobacco companies or how the current uncertainty concerning regulatory and legislative measures will ultimately be resolved. These and other possible developments may have a significant impact upon both the price of such Securities and the value of Units of Trusts containing such Securities.

Concentrations


Consumer Products. An investment in the The Dow(sm) DART 10 Portfolio, Target VIP Aggressive Equity Portfolio, Target VIP Conservative Equity Portfolio and Value Line(R) Target 25 Portfolio should be made with an understanding of the problems and risks inherent in an investment in the consumer products industry in general. These include the cyclicality of revenues and earnings, changing consumer demands, regulatory restrictions, product liability litigation and other litigation resulting from accidents, extensive competition (including that of low-cost foreign competition), unfunded pension fund liabilities and employee and retiree benefit costs and financial deterioration resulting from leveraged buy-outs, takeovers or acquisitions. In general, expenditures on consumer products will be affected by the economic health of consumers. A weak economy with its consequent effect on consumer spending would have an adverse effect on consumer products companies. Other factors of particular relevance to the profitability of the industry are the effects of increasing environmental regulation on packaging and on waste disposal, the continuing need to conform with foreign regulations governing packaging and the environment, the outcome of trade negotiations and the effect on foreign subsidies and tariffs, foreign exchange rates, the price of oil and its effect on energy costs, inventory cutbacks by retailers, transportation and distribution costs, health concerns relating to the consumption of certain products, the effect of demographics on consumer demand, the availability and cost of raw materials and the ongoing need to develop new products and to improve productivity.

Industrials. An investment in Units of the Global Target 15 Portfolio and the Target Small-Cap Portfolio should be made with an understanding of the characteristics of the problems and risks such an investment may entail. The profitability of industrial companies will be affected by various factors including the general state of the economy, intense competition, domestic and international politics, excess capacity and spending trends. The Internet may also influence the industrial market. Customers' desire for better pricing and convenience, as well as manufacturers' desire to boost profitability by finding new avenues of sales growth and productivity gains, may drive many industrial manufacturers to invest heavily in Internet hardware and software. Because the Internet allows manufacturers to take orders directly from customers, thus eliminating the middlemen from both supply chains and distributors, industrial makers may no longer need traditional third-party outfits to distribute their products. In addition, the Internet may also allow industrial manufacturers to cut inventory levels, by enabling customers to tailor their orders to their specific needs.

Industrial companies may also be affected by factors more specific to their individual industries. Industrial machinery manufacturers may be subject to declines in consumer demand and the need for modernization. Agricultural equipment businesses may be influenced by fluctuations in farm income, farm commodity prices, government subsidies and weather conditions. The number of housing starts, levels of public and non-residential construction including weakening demand for new office and retail space, and overall construction spending may adversely affect construction equipment manufacturers, while overproduction, consolidation and weakening global economies may lead to deteriorating sales for truck makers.

Technology Companies. The Nasdaq(R) Target 15 Portfolio is considered to be concentrated in common stocks oF technology companies. Technology companies generally include companies involved in the development, design, manufacture and sale of computers and peripherals, software and services, data networking/communications equipment, internet access/information providers, semiconductors and semiconductor equipment and other related products, systems and services. The market for these products, especially those specifically related to the Internet, is characterized by rapidly changing technology, rapid product obsolescence, cyclical market patterns, evolving industry standards and frequent new product introductions. The success of the issuers of the Securities depends in substantial part on the timely and successful introduction of new products. An unexpected change in one or more of the technologies affecting an issuer's products or in the market for products based on a particular technology could have a material adverse effect on an issuer's operating results. Furthermore, there can be no assurance that the issuers of the Securities will be able to respond in a timely manner to compete in the rapidly developing marketplace.

Based on trading history of common stock, factors such as announcements of new products or development of new technologies and general conditions of the industry have caused and are likely to cause the market price of high-technology common stocks to fluctuate substantially. In addition, technology company stocks have experienced extreme price and volume fluctuations that often have been unrelated to the operating performance of such companies. This market volatility may adversely affect the market price of the Securities and therefore the ability of a Unit holder to redeem Units at a price equal to or greater than the original price paid for such Units.

Some key components of certain products of technology issuers are currently available only from single sources. There can be no assurance that in the future suppliers will be able to meet the demand for components in a timely and cost effective manner. Accordingly, an issuer's operating results and customer relationships could be adversely affected by either an increase in price for, or an interruption or reduction in supply of, any key components. Additionally, many technology issuers are characterized by a highly concentrated customer base consisting of a limited number of large customers who may require product vendors to comply with rigorous industry standards. Any failure to comply with such standards may result in a significant loss or reduction of sales. Because many products and technologies of technology companies are incorporated into other related products, such companies are often highly dependent on the performance of the personal computer, electronics and telecommunications industries. There can be no assurance that these customers will place additional orders, or that an issuer of Securities will obtain orders of similar magnitude as past orders from other customers. Similarly, the success of certain technology companies is tied to a relatively small concentration of products or technologies. Accordingly, a decline in demand of such products, technologies or from such customers could have a material adverse impact on issuers of the Securities.

Many technology companies rely on a combination of patents, copyrights, trademarks and trade secret laws to establish and protect their proprietary rights in their products and technologies. There can be no assurance that the steps taken by the issuers of the Securities to protect their proprietary rights will be adequate to prevent misappropriation of their technology or that competitors will not independently develop technologies that are substantially equivalent or superior to such issuers' technology. In addition, due to the increasing public use of the Internet, it is possible that other laws and regulations may be adopted to address issues such as privacy, pricing, characteristics, and quality of Internet products and services. The adoption of any such laws could have a material adverse impact on the Securities in the Trust.

Like many areas of technology, the semiconductor business environment is highly competitive, notoriously cyclical and subject to rapid and often unanticipated change. Recent industry downturns have resulted, in part, from weak pricing, persistent overcapacity, slowdown in Asian demand and a shift in retail personal computer sales toward the low end, or "sub-$1,000" segment. Industry growth is dependent upon several factors, including: the rate of global economic expansion; demand for products such as personal computers and networking and communications equipment; excess productive capacity and the resultant effect on pricing; and the rate of growth in the market for low-priced personal computers.

Telecommunications. An investment in Units of The Dow(sm) Target 5 Portfolio should be made with an understanding of the problems and risks inherent in the telecommunications sector in general. The market for high-technology communications products and services is characterized by rapidly changing technology, rapid product obsolescence, cyclical market patterns, evolving industry standards and frequent new product introductions. The success of the issuers of the Securities depends in substantial part on the timely and successful introduction of new products and services. An unexpected change in one or more of the technologies affecting an issuer's products or in the market for products based on a particular technology could have a material adverse affect on an issuer's operating results. Furthermore, there can be no assurance that the issuers of the Securities will be able to respond in a timely manner to compete in the rapidly developing marketplace. The telecommunications industry is subject to governmental regulation. However, as market forces develop, the government will continue to deregulate the communications industry, promoting vigorous economic competition and resulting in the rapid development of new communications technologies. The products and services of communications companies may be subject to rapid obsolescence. These factors could affect the value of the Trust's Units. For example, while telephone companies in the United States are subject to both state and federal regulations affecting permitted rates of returns and the kinds of services that may be offered, the prohibition against phone companies delivering video services has been lifted. This creates competition between phone companies and cable operators and encourages phone companies to modernize their communications infrastructure. Certain types of companies represented in the Trust's portfolio are engaged in fierce competition for a share of the market for their products. As a result, competitive pressures are intense and the stocks are subject to rapid price volatility.

Many communications companies rely on a combination of patents, copyrights, trademarks and trade secret laws to establish and protect their proprietary rights in their products and technologies. There can be no assurance that the steps taken by the issuers of the Securities to protect their proprietary rights will be adequate to prevent misappropriation of their technology or that competitors will not independently develop technologies that are substantially equivalent or superior to such issuers' technology.

Companies involved in the telecommunications sector are currently in the midst of an industry-wide slowdown. Inability to secure additional customers, decreases in sales of network infrastructure, decreases in purchases from existing customers, overcapacity and oversupply in the industry, saturation of several key markets and weak subscriber growth have all contributed to the current industry weakness. Local phone markets have been pressured by a weak economy and by a shift to wireless phones and the Internet. In addition, sales of luxury items like second phone lines and high-speed Internet access have slowed, while pricing pressure and competition have intensified. To meet increasing competition, companies may have to commit substantial capital, particularly in the formulation of new products and services using new technology. As a result, many companies have been compelled to cut costs by reducing their workforce, outsourcing, consolidating and/or closing existing facilities and divesting low selling product lines.

Several recent high profile bankruptcies have called attention to the potentially unstable financial condition of communications companies. These bankruptcies have resulted at least in part from declines in revenues, increases in company debt and difficulties obtaining necessary capital. Certain companies involved in the industry have also faced scrutiny for overstating financial reports and the subsequent turnover of high ranking company officials.

Securities

The following information describes the common stocks selected through the application of each of the Strategies which comprise the various Trusts described in the prospectus.

                   The Dow(sm) DART 5 Strategy Stocks


American Express Company, headquartered in New York, New York, through subsidiaries, provides travel-related services (including travelers' cheques, American Express cards, consumer lending, tour packages and itineraries, and publications); investors' diversified financial products and services; and international banking services.

AT&T Corp., headquartered in New York, New York, provides voice, data and video telecommunications services; regional, domestic, international and local communication transmission services; cellular telephone and other wireless services; and billing, directory and calling card services.

General Motors Corporation, headquartered in Detroit, Michigan, manufactures and sells cars and trucks worldwide under trademarks including "Chevrolet," "Oldsmobile," "Pontiac," "Buick," "Saturn," "Cadillac" and "GMC Trucks."

J.P. Morgan Chase & Co., headquartered in New York, New York, conducts business in two broad spheres of activity: global financial services under the "JPMorgan" name, and commercial retail banking under the "Chase" name.

SBC Communications Inc., headquartered in San Antonio, Texas, provides landline and wireless telecommunications services and equipment, directory advertising, publishing and cable television services.

                   The Dow(sm) DART 10 Strategy Stocks


Altria Group, Inc., headquartered in New York, New York, is the parent company of Kraft Foods, Philip Morris USA, Philip Morris International and Philip Morris Capital Corporation. The company is the world's largest producer and marketer of consumer packaged goods. Its brand names include "Marlboro," "Oreo," "Kraft," "Maxwell House" and "Nabisco."

American Express Company, headquartered in New York, New York, through subsidiaries, provides travel-related services (including travelers' cheques, American Express cards, consumer lending, tour packages and itineraries, and publications); investors' diversified financial products and services; and international banking services.

AT&T Corp., headquartered in New York, New York, provides voice, data and video telecommunications services; regional, domestic, international and local communication transmission services; cellular telephone and other wireless services; and billing, directory and calling card services.

E.I. du Pont de Nemours and Company, headquartered in Wilmington, Delaware, is a global science and technology company with operations in high-performance materials, specialty chemicals, pharmaceuticals and biotechnology.

Eastman Kodak Company, headquartered in Rochester, New York, develops, makes and sells consumer and commercial photographic imaging products. The company's products include films, photographic papers and chemicals, cameras, projectors, processing equipment, audiovisual equipment, copiers, microfilm products, applications software, printers and other equipment.

General Motors Corporation, headquartered in Detroit, Michigan, manufactures and sells cars and trucks worldwide under trademarks including "Chevrolet," "Oldsmobile," "Pontiac," "Buick," "Saturn," "Cadillac" and "GMC Trucks."

The Home Depot, Inc., headquartered in Atlanta, Georgia, operates do-it-yourself warehouse stores in the United States, Canada and Chile. These stores sell a wide assortment of building material, home improvement, and lawn and garden products. The company also operates EXPO Design Centers in several states which offer interior design and renovation products.

J.P. Morgan Chase & Co., headquartered in New York, New York, conducts business in two broad spheres of activity: global financial services under the "JPMorgan" name, and commercial retail banking under the "Chase" name.

Merck & Co., Inc., headquartered in Whitehouse Station, New Jersey, is a leading pharmaceutical concern that discovers, develops, makes and markets a broad range of human and animal health products and services. The company also administers managed prescription drug programs.

SBC Communications Inc., headquartered in San Antonio, Texas, provides landline and wireless telecommunications services and equipment, directory advertising, publishing and cable television services.


                  The Dow(sm) Target 5 Strategy Stocks


AT&T Corp., headquartered in New York, New York, provides voice, data and video telecommunications services; regional, domestic, international and local communication transmission services; cellular telephone and other wireless services; and billing, directory and calling card services.

Exxon Mobil Corporation, headquartered in Irving, Texas, explores for, produces, transports and sells crude oil and natural gas petroleum products. The company also explores for and mines coal and other minerals properties; makes and sells petrochemicals; and owns interests in electrical power generation facilities.

General Electric Company, headquartered in Fairfield, Connecticut, makes major appliances, industrial and power systems, aircraft engines, engineered plastics, silicones, superabrasives, laminates and technical products. The company owns the National Broadcasting Company (NBC), which furnishes TV network services, produces programs and operates VHF and UHF TV stations, and also offers a variety of financial services through General Electric Capital Services, Inc.

J.P. Morgan Chase & Co., headquartered in New York, New York, conducts business in two broad spheres of activity: global financial services under the "JPMorgan" name, and commercial retail banking under the "Chase" name.

SBC Communications Inc., headquartered in San Antonio, Texas, provides landline and wireless telecommunications services and equipment, directory advertising, publishing and cable television services.

                   European Target 20 Strategy Stocks


ABN AMRO Holding N.V., headquartered in Amsterdam, the Netherlands, provides full-service banking operations both in the Netherlands and worldwide.

Aviva Plc, headquartered in London, England, is a leading insurance firm throughout Europe, offering both life and general insurance. The company's life and savings segments focus on life insurance, pensions, unit trusts and other investment products while its general insurance segment includes home, auto and fire coverage. Financial services include investment management, stock brokerage and trustee services. The company operates in more than 50 countries worldwide.

Barclays Plc, headquartered in London, England, provides investment and commercial banking, insurance, financial and related services. The company's subsidiary, Barclays Bank, Plc, operates branches throughout the United Kingdom and over 60 countries.

British American Tobacco Plc, headquartered in London, England, is the holding company for an international tobacco group. The group has an active business presence in approximately 180 countries around the world. Brand names include "State Express 555," "Lucky Strike," "Kent" and "Benson & Hedges."

BT Group Plc, headquartered in London, England, provides telecommunication services, principally in the United Kingdom. The company's main services and products are fixed voice and data calls, the provision of fixed exchange lines to homes and businesses, the provision of communication services to other operators, the provision of private services to businesses, and the supply of telecommunication equipment for customers' premises.

DaimlerChrysler AG, headquartered in Stuttgart, Germany, designs, manufactures, assembles and sells cars and trucks under the names
"Mercedes-Benz," "Chrysler," "Plymouth," "Jeep" and "Dodge";
manufactures commercial vehicles; provides related financial services; and has aerospace operations.

Electrabel S.A., headquartered in Brussels, Belgium, is the #1 power producer in Belgium, generating 92% of that country's electricity. Through partnerships with municipalities, the company serves electricity customers, natural gas customers, water customers and cable TV customers in Belgium.

Endesa, S.A., headquartered in Madrid, Spain, produces, transmits, distributes and supplies electricity to major utilities throughout Spain and has interests in coal mining companies.

Enel SpA, headquartered in Rome, Italy, generates, transmits and distributes electricity throughout Italy. The company's subsidiaries also provide fixed-line and mobile telephone services, install public lighting systems, and operate real estate, telecommunications and Internet service provider businesses.

Eni SpA, headquartered in Rome, Italy, operates in the oil and natural gas, petrochemicals, and oil field services industries. The company is currently also expanding into power generation.

Fortis, headquartered in Brussels, Belgium, is engaged in banking, insurance, and investment services. The company's insurance arm offers life and non-life insurance such as health, auto and fire lines. The company's banking services include retail, corporate and private banking; asset management; investment banking; and other financial services under its "Fortis Bank" and "MeesPierson" corporate names.

HBOS Plc, headquartered in Edinburgh, Scotland, is the largest home mortgage lender in the United Kingdom. The company also offers assorted financial services including retail banking, consumer credit, and savings products as well as asset management services.

Imperial Tobacco Group Plc, headquartered in Bristol, England, is principally engaged in the manufacture and marketing of a comprehensive range of tobacco and tobacco-related products.

ING Groep N.V., headquartered in Amsterdam, the Netherlands, offers a comprehensive range of financial services worldwide, including life and non-life insurance, commercial and investment banking, asset management and related products.

Lloyds TSB Group Plc, headquartered in London, England, through subsidiaries and associated companies, offers a wide range of banking and financial services throughout the United Kingdom and a number of other countries.

National Grid Transco Plc, headquartered in London, England, owns, operates and develops electricity and gas networks. The company's electricity transmission and gas distribution networks are located throughout the United Kingdom and the northeastern section of the United States. The company also owns liquefied natural gas storage facilities in England and provides infrastructure services to the mobile telecommunications industry.

Prudential Plc, headquartered in London, England, provides a wide assortment of insurance and investment products internationally. The company's insurance lines cover home and motor, life, accident and health, property and casualty insurance. Investment and financial services include group and individual pensions, personal equity plans, mortgages and deposit accounts.

Royal Dutch Petroleum Company, headquartered in The Hague, the
Netherlands, produces crude oil, natural gas, chemicals, coal and metals worldwide; and it provides integrated petroleum services in the United States.

Shell Transport & Trading Company Plc, headquartered in London, England, is a holding company that, in conjunction with Royal Dutch Petroleum Company, owns, directly or indirectly, investments in the companies constituting the Royal Dutch/Shell Group of Companies. The company is engaged in the business of producing, refining, storing, transporting, supplying and distributing petroleum and petroleum products.

Suez S.A., headquartered in Paris, France, constructs and operates water treatment plants, sells water treatment products, distributes electricity and gas, and collects, treats and recycles waste. In addition, the company offers cable television and Internet access services. The company provides services globally.


                    Global Target 15 Strategy Stocks

Dow Jones Industrial Average(sm) Companies
__________________________________________


AT&T Corp., headquartered in New York, New York, provides voice, data and video telecommunications services; regional, domestic, international and local communication transmission services; cellular telephone and other wireless services; and billing, directory and calling card services.

Exxon Mobil Corporation, headquartered in Irving, Texas, explores for, produces, transports and sells crude oil and natural gas petroleum products. The company also explores for and mines coal and other minerals properties; makes and sells petrochemicals; and owns interests in electrical power generation facilities.

General Electric Company, headquartered in Fairfield, Connecticut, makes major appliances, industrial and power systems, aircraft engines, engineered plastics, silicones, superabrasives, laminates and technical products. The company owns the National Broadcasting Company (NBC), which furnishes TV network services, produces programs and operates VHF and UHF TV stations, and also offers a variety of financial services through General Electric Capital Services, Inc.

J.P. Morgan Chase & Co., headquartered in New York, New York, conducts business in two broad spheres of activity: global financial services under the "JPMorgan" name, and commercial retail banking under the "Chase" name.

SBC Communications Inc., headquartered in San Antonio, Texas, provides landline and wireless telecommunications services and equipment, directory advertising, publishing and cable television services.


Financial Times Industrial Ordinary Share Index Companies
_________________________________________________________


BAE SYSTEMS Plc, headquartered in Farnborough, England, manufactures products for the military defense sector, in addition to the civil aircraft market. The company's military products include aircraft, submarines and assorted ships, electronics, sensors and assorted ammunition and weapons systems. Their civil aircraft operations include the manufacture of planes and jet wings, and various engineering services.

EMI Group Plc, headquartered in London, England, is a music recording and publishing company. The company owns more than 70 music companies and the rights to more than one million songs spanning a variety of music.

GKN Plc, headquartered in Worcestershire, England, is a world leader in the production of automotive driveline systems and transmission and engine components. The company also owns Meineke Discount Muffler.

The Peninsular and Oriental Steam Navigation Company, headquartered in London, England, provides various port and logistics services. The company's operations encompass cargo, container and bulk shipping, as well as ferry and transport services. The company also owns and develops properties in the United Kingdom and the United States.

Tate & Lyle Plc, headquartered in London, England, is the holding company for an international group of companies which manufacture, refine, process, distribute and trade sweeteners, starches and their by-products. Products include white sugar, molasses and low calorie sweeteners. The company also manufactures and sells engineered sugar milling equipment and provides reinsurance services.


Hang Seng Index Companies
_________________________


Cheung Kong Infrastructure Holdings Limited, headquartered in Hong Kong, China, is a diversified infrastructure company which develops, invests in and operates infrastructure projects in Hong Kong, Australia, Canada, China, the Philippines and other countries. The company manufactures concrete, asphalt and aggregates and also operates power plants.

CITIC Pacific Limited, headquartered in Hong Kong, China, is a subsidiary of China's state-owned China International Trust & Investment (CITIC). The company invests in infrastructure (aviation, civil engineering projects, power generation, telecommunications), property (including a portion of Lantau Island, the proposed site of Disney's Hong Kong theme park), and trading and distribution firms.

Cosco Pacific Limited, headquartered in Hong Kong, China, is one of the world's leading container-related companies with an increasingly integrated range of activities spanning container leasing, container terminals and container-related industries. The company's parent, China Ocean Shipping (Group) Company, is the largest shipping company in China.

Hang Lung Properties Limited, headquartered in Hong Kong, China, a subsidiary of Hang Lung Group Limited, is a property investment company. The company's principal activities are property investment and investment holding and, through its subsidiaries, property investment for rental income, car park management and property management.

MTR Corporation Limited, headquartered in Hong Kong, China, operates Hong Kong's mass transit railway system. The company also develops and sells residential and commercial properties near its stations, invests in shopping centers, and provides wireless telecommunications, advertising and property management services.


                 The Nasdaq(R) Target 15 Strategy Stocks


Adobe Systems Incorporated, headquartered in San Jose, California, develops, markets and supports computer software products and technologies that enable users to express and use information across all print and electronic media.

American Power Conversion Corporation, headquartered in West Kingston, Rhode Island, designs, develops, makes and markets a line of uninterruptible power supply products, electrical surge protection devices, power conditioning products and associated software and interface cables. The company's products are designed for use with personal computers, engineering work stations, networking equipment and other electronic equipment.

Cisco Systems, Inc., headquartered in San Jose, California, provides networking solutions that connect computing devices and computer networks. The company offers various products to utilities, corporations, universities, governments and small to medium businesses worldwide.

Citrix Systems, Inc., headquartered in Fort Lauderdale, Florida, supplies multi-user application server products that enable the effective and efficient enterprise-wide deployment of applications that are designed for Windows operating systems. The company's product lines include "WinFrame" and "MetaFrame."

Electronic Arts Inc., headquartered in Redwood City, California, creates, markets, and distributes interactive entertainment software for a variety of hardware platforms.

Garmin Ltd., headquartered in George Town, Grand Cayman, Cayman Islands, is a provider of navigation, communications, and information devices, most of which are enabled by Global Positioning System (GPS) technology.

Gentex Corporation, headquartered in Zeeland, Michigan, designs, manufactures and markets products developed with electro-optic technology. Products include automatic dimming rearview mirrors and fire safety products. The company markets its products globally.

Intel Corporation, headquartered in Santa Clara, California, designs, develops, makes and markets advanced microcomputer components and related products at various levels of integration. Principal components consist of silicon-based semiconductors etched with complex patterns of transistors.

Invitrogen Corporation, headquartered in Carlsbad, California, develops, manufactures and sells research kits and provides research services to corporate, academic and government entities. The company's kits and products are used in gene cloning, expression and analysis techniques as well as other molecular biology activities.

Nextel Communications, Inc. (Class A), headquartered in Reston,
Virginia, with subsidiaries, provides a wide array of digital and analog wireless communications services throughout the United States. The company markets its products under the "Nextel" brand name.

Patterson Dental Company, headquartered in St. Paul, Minnesota, distributes dental supplies and equipment to dentists, dental laboratories and institutions in the United States and Canada.

PETsMART, Inc., headquartered in Phoenix, Arizona, operates superstores and an e-commerce site specializing in pet food, supplies and services.

SanDisk Corporation, headquartered in Sunnyvale, California, designs, makes and sells solid-state data, image and audio storage products using proprietary high density flash memory and controller technologies.

Staples, Inc., headquartered in Framingham, Massachusetts, operates high-volume office superstores and smaller stores throughout the United States, Canada, Germany and the United Kingdom which provide office supplies, business machines, computers and related products, office furniture and other business-related products.

Symantec Corporation, headquartered in Cupertino, California, develops utility software for business and personal computing. The company's products are organized into three business units: remote productivity solutions; security and assistance; and Internet tools, royalties and other.

                    The S&P Target 24 Strategy Stocks


3M Company, headquartered in St. Paul, Minnesota, manufactures industrial, electronic, health, consumer and information-imaging products for distribution worldwide. The company's products include adhesives, abrasives, laser imagers and "Scotch" brand products.

ALLTEL Corporation, headquartered in Little Rock, Arkansas, an information technology company, provides wireline and wireless communications and information services, including local, long distance, network access and Internet services, and information processing services.

Apache Corporation, headquartered in Houston, Texas, is an independent energy company that explores for, develops, and produces natural gas, crude oil and natural gas liquids.

Apollo Group, Inc. (Class A), headquartered in Phoenix, Arizona, through subsidiaries, offers higher education programs and services for working adults at over 100 campuses and learning centers in the United States, Puerto Rico and London, England. The company offers accredited degree programs, certificate programs and customized training.

Avon Products, Inc., headquartered in New York, New York, makes and markets beauty and related products, which include cosmetics, fragrances and toiletries; gifts and decorative products; apparel; and fashion jewelry and accessories.

BellSouth Corporation, headquartered in Atlanta, Georgia, is a communications company serving customers in 20 countries. The company provides wireline network access services for voice, digital and data, cable and digital TV and advertising services, web design and hosting and Internet access and wireless communications.

Brown-Forman Corporation, headquartered in Louisville, Kentucky, is a diversified producer and marketer of consumer products. The company's products include wines and spirits such as "Jack Daniel's," "Canadian Mist," "Southern Comfort" "Early Times," "Fetzer," "Bolla" and "Corbel." The company also produces and markets Lenox, Dansk and Gorham tableware and giftware, as well as Hartmann Luggage.

Burlington Resources Inc., headquartered in Houston, Texas, is a holding company engaged, through its subsidiaries, in the exploration, development, production and marketing of crude oil and natural gas.

Cisco Systems, Inc., headquartered in San Jose, California, provides networking solutions that connect computing devices and computer networks. The company offers various products to utilities, corporations, universities, governments and small to medium businesses worldwide.

Electronic Arts Inc., headquartered in Redwood City, California, creates, markets, and distributes interactive entertainment software for a variety of hardware platforms.

Federated Investors, Inc. (Class B), headquartered in Pittsburgh,
Pennsylvania, and its subsidiaries sponsor, market and provide investment advisory, distribution and administrative services primarily to mutual funds. The company also provides services to corporations, employee benefit plans and others.

Franklin Resources, Inc., headquartered in San Mateo, California, provides U.S. and international individual and institutional investors with a broad range of investment products and services designed to meet varying investment objectives.

International Game Technology, headquartered in Reno, Nevada, is an operator and manufacturer of computerized casino gaming products and proprietary gaming systems.

Moody's Corporation, headquartered in New York, New York, is a global credit rating, research and risk analysis firm, publishing credit opinions, research and ratings on fixed-income securities, issuers of securities and other credit obligations.

Nextel Communications, Inc. (Class A), headquartered in Reston,
Virginia, with subsidiaries, provides a wide array of digital and analog wireless communications services throughout the United States. The company markets its products under the "Nextel" brand name.

NIKE, Inc. (Class B), headquartered in Beaverton, Oregon, makes and sells athletic shoes for men, women and children for competitive and recreational wear, and designed for specific sports.

Occidental Petroleum Corporation, headquartered in Los Angeles,
California, is a multinational organization whose principal business segments are oil and gas exploration, production and marketing and chemicals production and marketing.

Pall Corporation, headquartered in East Hills, New York, designs, produces and markets filters and separation equipment. The company's products are used primarily in the life sciences and industrial markets for applications such as blood collection, drug development and production, oil refining, and production of safe drinking water.

PepsiCo, Inc., headquartered in Purchase, New York, markets and distributes beverages including "Pepsi-Cola," "Diet Pepsi," "Pepsi Max," "Mountain Dew," "7UP," "Diet 7UP," "Mirinda," "Slice" and "Tropicana Pure Premium." The company, which operates internationally, also makes and distributes ready-to-drink Lipton tea products and snacks, with "Frito-Lay" representing the North American business.

RadioShack Corporation, headquartered in Fort Worth, Texas, is engaged in the retailing of consumer electronics, computer, wireless communication and satellite systems through company-owned stores and dealer/franchise outlets.

St. Jude Medical, Inc., headquartered in St. Paul, Minnesota, develops, manufactures and distributes cardiovascular related medical devices for the global market. The company's product line and services include heart valves, cardiac rhythm management systems, specialty catheters and other cardiovascular devices.

UnitedHealth Group Incorporated, headquartered in Minnetonka, Minnesota, is aligned into six businesses which work together to provide customers with an integrated set of health and well-being products and services. These businesses include: UnitedHealthcare, Uniprise, Ovations, Specialized Care Services, Ingenix and The Center for Health Care Policy and Evaluation.

Waters Corporation, headquartered in Milford, Massachusetts, makes, distributes and provides high performance liquid chromatography ("HPLC") instruments, chromatography columns and other consumables, and related service.

Zimmer Holdings, Inc., headquartered in Warsaw, Indiana, is engaged in the design, development, manufacturing and marketing of orthopaedic reconstructive implants and fracture management products, including artificial knees, hips and other joints.


                    Target Small-Cap Strategy Stocks


Able Laboratories, Inc., headquartered in South Plainfield, New Jersey, is a generic drug development and manufacturing company that sells only its own products to customers.

Actuant Corporation (Class A), headquartered in Milwaukee, Wisconsin, is a global company that provides electronic systems and components, tools, equipment and supply items to end users and original equipment manufacturers in the computer, semiconductor, telecommunication and datacom markets.

Advanced Medical Optics, Inc., headquartered in Santa Ana, California, develops, manufactures and markets surgical devices for the eyes, with a focus on devices that are used to perform cataract surgery.

Ameristar Casinos, Inc., headquartered in Las Vegas, Nevada, is a gaming company that owns and operates casinos and related hotel, food and beverage, entertainment and other facilities, with six properties in operation in Nevada, Iowa, Mississippi and Missouri.

Applied Films Corporation, headquartered in Longmont, Colorado, is a provider of thin-film deposition equipment to the flat panel display
(FPD) industry; the architectural, automotive and solar glass industry; and the web packaging industry.

BankUnited Financial Corporation (Class A), headquartered in Coral Gables, Florida, is a savings and loan holding company for BankUnited, FSB, a federally chartered savings bank.

Barnes Group Inc., headquartered in Bristol, Connecticut, is a diversified international manufacturer of precision components and assemblies and a distributor of industrial supplies.

Bentley Pharmaceuticals, Inc., headquartered in Exeter, New Hampshire, is a specialty pharmaceutical company focused on research, development and licensing/commercialization of advanced drug delivery technologies and pharmaceutical products.

CIBER, Inc., headquartered in Greenwood Village, Colorado, and its subsidiaries provide information technology (IT) system integration consulting and other IT services to companies across most major industries and governmental agencies. The company also resells certain IT hardware and software products.

Corrections Corporation of America, headquartered in Nashville,
Tennessee, specializes in owning, operating and managing prisons and other correctional facilities, and providing inmate residential and prisoner transportation services for governmental agencies.

CSK Auto Corporation, headquartered in Phoenix, Arizona, is a specialty retailer of automotive aftermarket parts and accessories in the United States.

Dionex Corporation, headquartered in Sunnyvale, California, designs, manufactures, markets and services analytical instrumentation and related accessories and chemicals.

GameStop Corporation (Class A), headquartered in Grapevine, Texas, is a specialty retailer of video game products and personal computer entertainment software in the United States and abroad.

Genesee & Wyoming Inc. (Class A), headquartered in Greenwich,
Connecticut, is a holding company whose subsidiaries and unconsolidated affiliates own and operate short line and regional freight railroads in the United States, Australia, Bolivia, Canada and Mexico.

Griffon Corporation, headquartered in Jericho, New York, is a diversified manufacturer with operations in building products, electronic information and communication systems, and specialty plastic films.

IHOP Corp., headquartered in Glendale, California, is a family restaurant chain that serves a wide variety of breakfast, lunch and dinner selections. The company's restaurants are primarily franchised in the United States, Canada and Japan.

Informatica Corporation, headquartered in Redwood City, California, is a provider of business analytics software that helps its customers to accelerate the integration, analysis and delivery of critical corporate information.

Integra LifeSciences Holdings Corporation, headquartered in Plainsboro, New Jersey, develops, manufactures and markets medical devices and biomaterials for a variety of applications. Products are used primarily in the treatment of burns, skin defects, spinal and cranial disorders, orthopedics and other surgical applications.

Isle of Capri Casinos, Inc., headquartered in Biloxi, Mississippi, operates dockside and riverboat casinos in Mississippi and Louisiana; Pompano Harness Track in Pompano Beach, Florida; and a cruise ship out of the Port of New Orleans.

JDA Software Group, Inc., headquartered in Scottsdale, Arizona, is a global provider of integrated software products and professional services that address real-world issues to help companies manage their mission critical operations.

Jos. A. Bank Clothiers, Inc., headquartered in Hampstead, Maryland, is a retailer and direct marketer (through catalog and Internet) of men's tailored and casual clothing and accessories.

Magnum Hunter Resources, Inc., headquartered in Irving, Texas, is an independent energy company engaged in the exploration, exploitation and development, acquisition and operation of oil and gas properties with a geographic focus in the mid-continent region, Permian Basin Region, Gulf Coast Region and the Gulf of Mexico.

Moog Inc. (Class A), headquartered in East Aurora, New York, manufactures precision motion and fluid controls products and systems for aerospace and industrial markets. The company's servoactuation systems control commercial and military aircraft, satellites and space launch vehicles and automated industrial machinery.

Noven Pharmaceuticals, Inc., headquartered in Miami, Florida, is engaged in the development and manufacture of advanced transdermal drug delivery technologies and prescription transdermal products.

Pacer International, Inc., headquartered in Concord, California, is a truck broker and an intermodal marketing company that facilitates the movement of freight by trailer or container using two or more modes of transportation.

Per-Se Technologies, Inc., headquartered in Atlanta, Georgia, is a provider of integrated business management outsourcing services, Internet-enabled connectivity and application software for the healthcare industry.

PolyMedica Corporation, headquartered in Woburn, Massachusetts, provides direct-to-patient diabetes testing supplies for seniors on Medicare; makes a brand of female urinary discomfort products and private label digital thermometers; and a line of prescription urological products for hospitals and pharmacies.

Progress Software Corporation, headquartered in Bedford, Massachusetts, develops, markets and distributes software to simplify and accelerate the development, deployment, integration and management of business applications.

Province Healthcare Company, headquartered in Brentwood, Tennessee, owns and operates acute care hospitals located in non-urban markets in the United States and Puerto Rico.

Rayovac Corporation, headquartered in Madison, Wisconsin, is a value brand battery manufacturer and a manufacturer of general batteries in the United States. The company also is a worldwide manufacturer of hearing aid batteries and a manufacturer of zinc carbon household batteries marketed in North America and Latin America.

Reliance Steel & Aluminum Co., headquartered in Los Angeles, California, is a metals service center company which operates processing and distribution facilities in 27 states, Belgium, France and South Korea.

Saxon Capital, Inc., headquartered in Glen Allen, Virginia, primarily originates and purchases single-family residential mortgage loans and home equity loans through three production channels: brokers, correspondent lenders and direct consumers.

School Specialty, Inc., headquartered in Appleton, Wisconsin, is a distributor of non-textbook educational supplies and furniture for grades pre-kindergarten through 12 to school districts, administrators and teachers through its catalogs.

SRA International, Inc., headquartered in Fairfax, Virginia, provides information technology services and solutions to United States federal government organizations in three principal markets: national security; civil government; and healthcare and public health.

Sunrise Senior Living, Inc., headquartered in McLean, Virginia, is a provider of assisted living services to the elderly, with assisted living facilities in 23 states and the United Kingdom.

Symyx Technologies, Inc., headquartered in Santa Clara, California, develops and applies high-speed technologies to the discovery of materials for chemical, life science and electronics applications.

TETRA Technologies, Inc., headquartered in The Woodlands, Texas, is an oil and gas services company with an integrated calcium chloride and brominated products manufacturing operation that supplies feedstocks to energy markets, as well as other markets.

United Online, Inc., headquartered in Westlake Village, California, is an Internet service provider offering consumers free and value-priced Internet access and e-mail.

Ventana Medical Systems, Inc., headquartered in Tucson, Arizona, develops, manufactures and markets instruments and consumables that automate tissue preparation and slide staining in anatomical pathology and drug discovery laboratories.

Wright Medical Group, Inc., headquartered in Arlington, Tennessee, is a global orthopedic device company specializing in the design, manufacture and marketing of reconstructive joint devices and bio-orthopedic materials.


                 Value Line(R) Target 25 Strategy Stocks


AAR Corp., headquartered in Wood Dale, Illinois, is a provider of after-market products and services to the worldwide aviation industry.

Centex Corporation, headquartered in Dallas, Texas, is a multi-industry company which operates in six principal business segments: Home
Building, Investment Real Estate, Financial Services, Construction Products, Contracting and Construction Services, and Home Services.

Chico's FAS, Inc., headquartered in Fort Myers, Florida, is a specialty retailer of exclusively designed, private label casual to dressy clothing and complementary accessories.

Coach, Inc., headquartered in New York, New York, designs, produces and markets leather goods and accessories. Products include handbags, business cases, luggage and travel accessories. The company markets its products internationally.

Cognizant Technology Solutions Corporation, headquartered in Teaneck, New Jersey, provides full life cycle solutions to complex software development and maintenance problems that companies face as they transition to e-business.

D.R. Horton, Inc., headquartered in Arlington, Texas, is one of the most geographically diversified homebuilders in the United States, with operating divisions in 23 states. The company positions itself between large-volume and local custom homebuilders and sells its single-family homes to the entry-level and move-up market segments.

Engineered Support Systems, Inc., headquartered in St. Louis, Missouri, is a designer and manufacturer of military support equipment and electronics for the U.S. armed forces.

eResearch Technology, Inc., headquartered in Philadelphia, Pennsylvania, provides technology and services that enable the pharmaceutical, biotechnology and medical device industries to collect, interpret and distribute cardiac safety and clinical data more efficiently.

Foot Locker, Inc., headquartered in New York, New York, is a global retailer of athletic footwear and apparel, operating primarily mall-based stores in North America, Europe and Australia.

Foundry Networks, Inc., headquartered in Sunnyvale, California, designs, develops, manufactures and markets a comprehensive suite of high performance networking products for building and maintaining efficient, high performance networks.

Hot Topic, Inc., headquartered in City of Industry, California, operates mall-based specialty stores selling music-licensed and music-influenced apparel, accessories and gift items for young men and women. The company targets young men and women between the ages of 12 to 22 years old.

Hovnanian Enterprises, Inc. (Class A), headquartered in Red Bank, New Jersey, designs, constructs and markets multi-family attached condominium apartments and townhouses, and single family detached homes in planned residential developments.

ITT Educational Services, Inc., headquartered in Indianapolis, Indiana, provides technical post-secondary degree programs which are designed to provide students with the knowledge and skills necessary for entry-level employment in technical positions in a variety of industries. The company operates its technical schools in 27 states.

Lennar Corporation, headquartered in Miami, Florida, is engaged in the two principal businesses of building and selling homes and providing mortgage financing services.

M.D.C. Holdings, Inc., headquartered in Denver, Colorado, builds and sells single-family homes in Colorado, Arizona, California, Maryland, Nevada and Virginia. The company also originates mortgage loans primarily for its home buyers.

Nextel Communications, Inc. (Class A), headquartered in Reston,
Virginia, with subsidiaries, provides a wide array of digital and analog wireless communications services throughout the United States. The company markets its products under the "Nextel" brand name.

Nordstrom, Inc., headquartered in Seattle, Washington, is a retailer of apparel and fashion accessories for men, women and children. The company operates stores in the United States under the "Nordstrom," "Nordstrom Rack" and "Faconnable Boutique" brand names.

PacifiCare Health Systems, Inc., headquartered in Cypress, California, offers managed care and other health insurance products to employer groups and Medicare beneficiaries in eight western states and Guam.

Patina Oil & Gas Corporation, headquartered in Denver, Colorado, is an independent energy company engaged in the acquisition, development, exploitation and production of oil and gas properties located primarily in the Wattenberg Field of Colorado.

Pulte Homes, Inc., headquartered in Bloomfield Hills, Michigan, is a holding company whose subsidiaries are engaged in homebuilding and financial services businesses.

The Ryland Group, Inc., headquartered in Calabasas, California, and subsidiaries consist of two business segments: homebuilding and financial services.

Standard Pacific Corp., headquartered in Irvine, California, is a geographically diversified builder of single-family homes throughout the metropolitan markets of California, Arizona and Texas.

Thor Industries, Inc., headquartered in Jackson Center, Ohio, produces and markets recreation vehicles as well as small and mid-size buses. The company markets its products through independent dealers in Canada and the United States under the brands "Airstream Classic," "Dutchmen," "Skamper," "Four Winds" and other names.

University of Phoenix Online, headquartered in Phoenix, Arizona, is a division of the University of Phoenix, Inc., a wholly-owned subsidiary of the Apollo Group. The company provides online access to accredited education programs.

Urban Outfitters, Inc., headquartered in Philadelphia, Pennsylvania, operates two business segments, a lifestyle-oriented general merchandise-retailing segment and a wholesale apparel business.


We have obtained the foregoing company descriptions from sources we deem reliable. We have not independently verified the provided information either in terms of accuracy or completeness.

               CONTENTS OF REGISTRATION STATEMENT

A.   Bonding Arrangements of Depositor:

     First  Trust  Portfolios,  L.P. is  covered  by  a  Brokers'
     Fidelity Bond, in the total amount of $2,000,000, the insurer being National Union Fire Insurance Company of
     Pittsburgh.

B. This Registration Statement on Form S-6 comprises the following papers and documents:

     The facing sheet

     The Prospectus

     The signatures

     Exhibits


                               S-1
                           SIGNATURES

     The Registrant, FT 788, hereby identifies The First Trust Special Situations Trust, Series 4; The First Trust Special Situations Trust, Series 18; The First Trust Special Situations Trust, Series 69; The First Trust Special Situations Trust, Series 108; The First Trust Special Situations Trust, Series 119; The First Trust Special Situations Trust, Series 190; FT 286; The First Trust Combined Series 272; FT 412; and FT 438; and FT 556 for purposes of the representations required by Rule 487 and represents the following:

     (1) that the portfolio securities deposited in the series as to the securities of which this Registration Statement is being filed do not differ materially in type or quality from those deposited in such previous series;

     (2) that, except to the extent necessary to identify the specific portfolio securities deposited in, and to provide essential financial information for, the series with respect to the securities of which this Registration Statement is being filed, this Registration Statement does not contain disclosures that differ in any material respect from those contained in the registration statements for such previous series as to which the effective date was determined by the Commission or the staff; and

     (3)  that it has complied with Rule 460 under the Securities
Act of 1933.

     Pursuant to the requirements of the Securities Act of 1933, the Registrant, FT 788, has duly caused this Amendment to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Village of Lisle and State of Illinois on December 31, 2003.

                              FT 788

                              By FIRST TRUST PORTFOLIOS, L.P.
                                        Depositor




                              By Robert M. Porcellino
                                 Senior Vice President

                               S-2

     Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed below by the following person in the capacity and on the date indicated:

       NAME                TITLE*                 DATE

David J. Allen             Director           )
                           of The Charger     )
                           Corporation, the   ) December 31, 2003
                           General Partner of )
                           First Trust        )
                           Portfolios, L.P.   )

Judith M. Van Kampen       Director           )
                           of The Charger     ) Robert M. Porcellino
                           Corporation, the   ) Attorney-in-Fact**
                           General Partner of )
                           First Trust        )
                           Portfolios, L.P.   )

Karla M. Van Kampen-Pierre Director           )
                           of The Charger     )
                           Corporation, the   )
                           General Partner of )
                           First Trust        )
                           Portfolios, L.P.   )

David G. Wisen             Director           )
                           of The Charger     )
                           Corporation, the   )
                           General Partner of )
                           First Trust        )
                           Portfolios, L.P.   )



       * The title of the person named herein represents his or her capacity in and relationship to First Trust
       Portfolios, L.P., Depositor.

       ** An executed copy of the related power of attorney was filed with the Securities and Exchange Commission in connection with the Amendment No. 1 to Form S-6 of FT 597 (File No. 333-76518) and the same is hereby incorporated herein by this reference.

                               S-3
                 CONSENT OF INDEPENDENT AUDITORS

     We   consent  to  the  use  in  this  Amendment  No.  2   to
Registration Statement No. 333-110438 of FT 788 of our report dated December 31, 2003 appearing in the Prospectus, which is a part of such Registration Statement, and to the reference to us under the caption "Experts" in such Prospectus.



DELOITTE & TOUCHE LLP


Chicago, Illinois
December 31, 2003



                               S-4



                       CONSENTS OF COUNSEL

     The consents of counsel to the use of their names in the Prospectus included in this Registration Statement will be contained in their respective opinions to be filed as Exhibits
3.1, 3.2, and 3.3 of the Registration Statement.


              CONSENT OF FIRST TRUST ADVISORS L.P.

     The consent of First Trust Advisors L.P. to the use of its name in the Prospectus included in the Registration Statement will be filed as Exhibit 4.1 to the Registration Statement.


                               S-5
                          EXHIBIT INDEX

1.1 Form of Standard Terms and Conditions of Trust for The First Trust Special Situations Trust, Series 22 and certain subsequent Series, effective November 20, 1991 among Nike Securities L.P., as Depositor, United States Trust Company of New York as Trustee, Securities Evaluation Service, Inc., as Evaluator, and First Trust Advisors L.P. as Portfolio Supervisor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-43693] filed on behalf of The First Trust Special Situations Trust, Series 22). Effective June 27, 2002, Nike Securities L.P. changed its name to First Trust Portfolios, L.P.

1.1.1 Form of Trust Agreement for FT 788 among First Trust Portfolios, L.P., as Depositor, JPMorgan Chase Bank, as Trustee, First Trust Advisors L.P., as Evaluator, and First Trust Advisors L.P., as Portfolio Supervisor.

1.2 Copy of Certificate of Limited Partnership of First Trust Portfolios, L.P. (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.3      Copy   of   Amended  and  Restated  Limited  Partnership
         Agreement of First Trust Portfolios, L.P. (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.4 Copy of Articles of Incorporation of The Charger Corporation, the general partner of First Trust Portfolios, L.P., Depositor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.5 Copy of By-Laws of The Charger Corporation, the general partner of First Trust Portfolios, L.P., Depositor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.6      Underwriter  Agreement  (incorporated  by  reference  to
         Amendment No. 1 to Form S-6 [File No. 33-48055] filed on behalf of The First Trust Special Situations Trust,
         Series 19).

2.1      Copy  of  Certificate of Ownership (included in  Exhibit
         1.1 filed herewith on page 2 and incorporated herein by reference).

                               S-6
2.2 Copy of Code of Ethics (incorporated by reference to Amendment No. 1 to form S-6 [File No. 333-31176] filed on behalf of FT 415).

3.1 Opinion of counsel as to legality of securities being registered.

3.2 Opinion of counsel as to Federal income tax status of securities being registered.

3.3 Opinion of counsel as to New York income tax status of securities being registered.

4.1      Consent of First Trust Advisors L.P.

6.1 List of Directors and Officers of Depositor and other related information (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

7.1 Power of Attorney executed by the Directors listed on page S-3 of this Registration Statement (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 333-
         76518] filed on behalf of FT 597.


                               S-7